Exhibit (D)

STATE OF ISRAEL

This description of the State of Israel is dated as of June 30, 2015 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2014.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

i

LIST OF TABLES

SUPPLEMENTARY INFORMATION

Map of Israel

LEBANON
SYRIA
Haifa
Mediterranean Sea
Tel-Aviv
JUDEA
and
SAMARIA*
JORDAN
Jerusalem
Dead
Sea
GAZA STRIP*
ISRAEL
EGYPT
SINAI PENINSULA
Eilat
SAUDI ARABIA

*	These areas are subject to agreements between the State of Israel (the “State” or “Israel”) and the Palestinian Authority (see “State of Israel — International Relations,” below).

Currency Protocol

Except as otherwise expressed herein, all amounts in this annual report (“report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	2010	2011	2012	2013	2014
December 31st	3.549	3.821	3.733	3.471	3.889
Yearly Average	3.733	3.578	3.856	3.611	3.578

Source:	Bank of Israel.

On December 31, 2014, the Bank of Israel representative foreign exchange rate for USD was NIS 3.889 per USD 1.0. The average exchange rate for 2014 was NIS 3.578 per USD 1.0.

In October 2000, all restrictions on foreign currency derivative transactions with non-residents were abolished. For further discussion on the convertibility of the NIS to USD (see “Balance of Payments and Foreign Trade,” below).

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement Bank system. Continuous Linked Settlement eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS’s systemic stability. Currently, over half of all Continuous Linked Settlement Bank members are able to settle payments in NIS immediately.

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.

Fiscal Year

The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2014 is referred to in this Report as “2014,” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:

•	External factors, such as:
•	interest rates in financial markets outside Israel;
•	the impact of changes in the credit rating of Israel;
•	the security situation;
•	the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);
•	the global high-tech market; and
•	regional economic and political conditions.
•	Internal factors, such as:
•	general economic and business conditions in Israel;
•	present and future exchange rates of the Israeli currency;
•	foreign currency reserves;
•	the level of domestic debt;
•	domestic inflation;
•	the level of budget deficit;
•	the level of foreign direct and portfolio investment; and
•	the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following summary highlights information contained elsewhere in this Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Report and any supplement carefully.

Economic Developments

In August 2013, the Central Bureau of Statistics adopted the United Nations System of National Accounts as revised in 2008 (“SNA 2008”) due to a number of major changes that affected the various data series with respect to values as well as percentages of change between periods. The data series beginning in 2006 was revised for the publication of the 2013 Statistical Abstract. The series from 1995 onwards was revised in August 2014. The revisions are in accordance with the changes to the SNA 2008 which has been accepted globally and includes changes in the measurement of the annual gross domestic product (“GDP”). Some of the main changes in the SNA 2008 applicable to Israel included: (i) recording research and development as fixed capital formation, (ii) measurement of income from financial intermediation, (iii) recording the Central Bank’s output, and (iv) recording of products for further processing in the balance of payments. The process of fully implementing SNA 2008 in Israel will take several years and will be accompanied by additional adjustments to the Balance of Payments Manual 6 (BPM6) and the new international merchandise trade statistics guide. Further changes have been reflected in the classification of economic activities in Israel, as the classification is in accordance with the new International Standard Industrial Classification (ISIC Rev4). Moreover, there has been integration of the 2006 input-output tables that describe the relationships between various industries, as well as between the industries and the final uses (private consumption, general government consumption, fixed capital formation and exports).

These methodology changes resulted in a restatement of the growth rates for 1995 through 2012, as well as certain other indicators including the debt-to-GDP ratio and the budget deficit as a percentage of GDP. Therefore, any economic data deriving from such growth rates and/or GDP figures calculated according to the methodology in place prior to August 2013 may not be directly comparable to the data deriving from the growth rates and/or GDP figures calculated according to the new methodology implemented by the Central Bureau of Statistics.

The Israeli economy grew at a pace of 2.8% in 2014, lower than the growth rate of 3.2% in 2013. The plateau in growth during this period can be attributed to exogenous factors including the contraction of economies around the world, which caused a slowdown in exports, the appreciation of the Israeli NIS during the first half of 2014 and Operation Protective Edge which took place in July and August 2014 and weighed on the economy. During the first quarter of 2015, GDP grew at an annual rate of 2.1%.

As of the date of this Report, the Ministry of Finance’s GDP growth forecast for 2015 is 3.1%. This forecast takes into account the contribution of natural gas production from the newly-operating Tamar natural gas field, which is estimated as accounting for 0.1 percentage points of GDP growth for 2015.

The budget and economic plan proposal for the fiscal year of 2015 was not approved by the Knesset due to early elections in March 2015. Since the beginning of 2015, expenditures are managed by the Accountant General in the Ministry of Finance according to the last approved budget (2014). The expenditure limit for each month is one-twelfth of the 2014 budget linked to the CPI rate. An updated estimate for government expenditures for the year 2015 is lower than the unapproved budget proposal for 2015, and accordingly the deficit is expected to be lower. The approval of the 2015 and 2016 budgets by the Knesset is planned for later in 2015.

In 2014, the Government continued its debt-reduction policy, reducing the Government debt as a percentage of GDP by 0.6%, to a level of 65.9%. Public debt (including local authorities’ debt) as a percentage of GDP continued its declining path falling by 0.5% relative to 2013 and standing at 67.1% at the end of 2014. After a deviation from the budget deficit target in 2012 (the actual budget deficit amounted to 3.9% of GDP during 2012), the actual budget deficit in 2013 was significantly below the 4.7% of GDP deficit targeted for the year, amounting to 3.2% of GDP. In 2014, tax revenues were higher than expected, due in part to one-time sources of revenue, including the taxation of “trapped profits,” legislative changes and lower-than-expected expenditures. This led to a 2.8% budget deficit compared to the budget deficit target of 3.0% of GDP in 2014. As part of the commitment to debt reduction, the Government set the 2015 budget deficit target at 2.5% of GDP.

Inflation in 2014 was -0.2% at year-end, below the Bank of Israel’s target range of 1% to 3%. The inflation forecast for 2015 is 0.6% at year-end, below the target range. The NIS/USD exchange rate as of December 31, 2014 stood at 3.889, which represents a depreciation of 12.0% during 2014. The NIS/USD exchange rate as of May 31, 2015 was 3.876. During 2014, there was no change in Israel’s foreign currency credit rating from Standard & Poor’s (“S&P”), Moody’s Investor Services or Fitch Ratings. In November 2013, Fitch Ratings revised the Outlook on Israel’s Long-Term Foreign-Currency IDR to Positive from Stable, reflecting confidence in the turnaround in the fiscal position and the Government’s commitment to a credible medium-term path for further deficit reduction. In November 2014 Fitch revised the Outlook on Israel’s Long-Term Foreign-Currency IDR back to Stable, following their view that the fiscal consolidation was setback by the effects of Operation Protective Edge in the third quarter of 2014.

Israel’s economy continues to be affected by current global economic conditions and the slow-growth climate in Europe. Europe continues to face uncertainty as many Eurozone countries face moderate growth and the inflation pace is lower than 1%. The continued sluggish growth in the EU, which is one of Israel’s major trade partners, could have a material adverse impact on Israel’s balance of trade and thereby adversely affect Israel’s financial condition. Since late 2009, several Eurozone governments, including Greece, Spain, Italy, Ireland, Portugal, France and Cyprus, have experienced rising national debt levels coupled with the downgrade of the credit ratings of their government debt. As a result, there has been significant price volatility in the secondary market for sovereign debt of European and other nations. Additionally, speculation regarding the inability of Greece and other Eurozone governments to pay their national debts remained uncertain. Although Israel’s economy has sustained moderate rates of growth in recent years, there can be no assurance that Israel’s economy will continue to grow in a prolonged negative global economic climate.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 3.7% of GDP in 2014. This surplus follows eleven years of a positive surplus in the current account. The current account balance has decreased steadily since the second half of 2010 and through the first quarter of 2012. This decrease is partially attributable to the cessation of natural gas flowing from Egypt and the slowdown in the extraction of natural gas from Yam Tethis reservoir, the combined effect of which required Israel to import expensive alternative fuels during 2011 and 2012. The production of natural gas from the Tamar reservoir, which started in late March 2013, and the decline in fuel prices since the second half of 2012 contributed to an improvement in the current account balance in the second half of 2012 and into 2013 and 2014. In the first half of 2014, the current account surplus reached its highest level since 2007. In the third quarter of 2014, a sharp decrease of the surplus was recorded, mainly due to effects of Operation Protective Edge. In the fourth quarter of 2014 and in the first quarter of 2015, there was an improvement in the surplus, but the current surplus remains lower than the levels recorded in the first half of 2014.

During 2014, exports of goods and services continued their upward trend, and imports of goods and services increased. Thus, in 2014, Israel recorded a net-export surplus of $5.0 billion, slightly lower than the 2013 surplus which amounted to $5.2 billion. Compared to 2013, exports in real NIS terms grew moderately by 1.3% in 2014, and imports decreased by 0.4%. Exports of goods in current dollars increased in the third quarter of 2014 by 0.5% but returned to their downward trend in the fourth quarter of 2014 and the first quarter of 2015, declining by 1.7% and 2.0%, respectively (compared with the previous quarter). The growth in exports of goods during 2014 (1.4% in current dollar terms, excluding diamonds) was reflected in an increase of exports to the United States (4.1%) and to the EU (1.3%), while exports Asia decreased by 0.4%. Exports to other destinations (excluding Asia) grew by 0.6% in 2014. Accordingly, the share of exports to the United States increased by 0.7 percentage points (from 21.3% in 2013 to 22.0% in 2014), while the share of exports to Asia decreased by 0.6 percentage points (from 20.8% in 2013 to 20.2% in 2014). The share of exports to the EU increased by 0.2 percentage points (from 31.6% in 2013 to 31.8% in 2014).

During the first quarter of 2015, exports of goods decreased by 3.8% in real NIS terms and at an annual rate, compared to the previous quarter, and imports of civilian goods increased by 17.0% at an annual rate. The growth of imports in 2015 is expected to be limited due to the local production of natural gas which will offset the importation of certain energy-related products.

On March 30, 2013, natural gas production at the Tamar reservoir began. The gas flowing from Tamar is being used mainly for domestic electricity production and is expected to lead to a significant decrease in energy-related imports. Following the beginning of gas production from Tamar, there were appreciation pressures on the NIS, leading the Bank of Israel to intervene in the foreign exchange market for the first time since 2011. Since the intervention, the Bank of Israel has purchased a total of $5.6 billion in foreign currency within the framework of the gas plan, including $3.5 billion during 2014. Additionally, during 2014 the Bank of Israel had unplanned purchases of $3.5 billion in foreign currency, bringing foreign currency purchases to $7 billion in 2014. In December 2014, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2015 will be $3.1 billion, and the Bank announced that it will purchase foreign currency during 2014 accordingly. The Bank of Israel intends to continue such foreign currency purchases until Israel’s sovereign wealth fund becomes operational, which is anticipated in 2018 (subject to legislative review by the Knesset).

Israel is a party to free trade agreements with its major trading partners and it is one of the few nations that signed free trade agreements with both the United States and the EU (see “State of Israel — Membership in International Organizations and International Economic Agreements”).

Fiscal Policy

The budget deficit amounted to 2.8% of GDP in 2014, below the budget deficit target of 3.0% of GDP for that year. Since 2009, the budget deficit has been on a declining path, with the exception of 2012. In 2009, the budget deficit amounted 4.8%, due to a decrease in tax revenues resulting from the global financial crisis (the 2009 budget deficit target was set at 6%); 3.5% of GDP in 2010 (the 2010 budget deficit target was set at 5.5%); 3.1% in 2011 (the 2011 budget deficit target was set at 3.0%); 3.9% in 2012 (the 2012 budget deficit target was set at 2.0%); and 3.2% in 2013 (the 2013 budget deficit target was 4.7%). Pursuant to recent legislation, the budget deficit target is set at 2.5% of GDP in 2015.

In accordance with the Government’s long-term fiscal policy, the Knesset revised the government expenditure ceiling set forth in the Expenditure Law (as defined in “Public Finance — Limits on Expenditure and Deficit Reduction,” below). The revision modifies the formula that will be used to calculate the annual budget in the coming years. Under the new formula, beginning with the 2015 budget, the expenditure ceiling will be calculated based on the average population growth rate in the three years prior to the submission of the Budget Law, plus the ratio of the medium-term debt target (50%) and current debt-to-GDP ratio. The new rule will be based on the three-year average population growth rate in order to ensure a consistent increase in expenditure per capita.

Inflation and Monetary Policy

The inflation rate over the last decade was near the middle of the Government’s target range (1% – 3%) and stood at approximately 2% on average. The changes in the CPI reflect a rise in the prices of commodities, housing, and agricultural products. Measured at year-end, the consumer price index (“CPI”) rose by 2.7% in 2010, 2.2% in 2011, 1.6% in 2012 and 1.8% in 2013. In 2014 the CPI decreased by 0.2%. Since June 2014, the inflation rate has been below the lower band of the Government’s target range, and since September 2014 the inflation rate has been negative. The CPI decreased by 0.4% during the twelve-month period ending May 31, 2015. It is expected that the average rate of inflation in 2014 will be -0.2%.

Because of the slowdown in the Israeli and global economies, the Bank of Israel lowered its key interest rate to 0.5% in the middle of 2009. As Israel’s economy recovered and continued to grow, the Bank of Israel began to gradually increase its key interest rate until it peaked at 3.25% in June 2011. The Bank of Israel then repeatedly reduced its key interest rate by 0.25 percentage points, beginning in September 2011. In May 2013, the Bank of Israel announced that it would further reduce the interest rate by 0.5 percentage points, to 1.25%. In March 2014, the Bank of Israel reduced its key interest rate to 0.75%. In August and September 2014, the Bank of Israel reduced its key interest rate twice, each time by 0.25 percentage points, to 0.25%. In March 2015, the Bank made another interest rate cut, lowering its key interest rate to 0.1%. The last interest rate cuts were made primarily because of the appreciation of the NIS. The real interest rate averaged -0.2% and -0.6% in 2013 and 2014, respectively, after two years of positive interest rates of 0.2% and 0.1% in 2011 and 2012, respectively. In 2009 and 2010, the real interest rate was negative (-1% and -1.2%, respectively). As of May 2015, the real interest rate, less inflation expectations, was -0.79%.

In recent years, Israel has been active in the global sovereign debt markets. In March 2009, Israel issued in the global markets $1.5 billion aggregate principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market €1.5 billion aggregate principal amount of 4.625% bonds due 2020. In January 2012, Israel issued in the global markets $1.5 billion aggregate principal amount of 4% bonds due 2022. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing $1 billion aggregate principal amount of 3.15% bonds due 2023 and $1 billion aggregate principal amount of 4.5% bonds due 2043. In January 2014, Israel issued in the Euro market €1.5 billion aggregate principal amount of 2.875% bonds due 2024.

The NIS/USD exchange rate saw an appreciation of the NIS between the second half of 2012 to the end of July 2014, averaging NIS 3.61 for 2013 and NIS 3.48 for the first half of 2014 (compared to NIS 3.86 in 2012). On July 31, 2012, December 31, 2012, April 30, 2013 and December 31, 2013, the NIS/USD exchange rate stood at NIS 3.997, NIS 3.733, NIS 3.594 and NIS 3.471, respectively. On July 24, 2014, the NIS/USD exchange rate stood at its lowest rate since July 2011, slightly above NIS 3.4. In view of this appreciation, the Bank of Israel made two interest rates cuts, as discussed above. In the second half of 2014, the NIS/USD exchange rate saw a depreciation of the NIS, as the rate increased from slightly above NIS 3.4 on July 24, 2014 to slightly below NIS 4.0 as of December 3, 2014. The depreciation trend of the NIS relative to the USD continued into the first months of 2015; in March and April 2015, the exchange rate occasionally passed NIS 4.0. During May and the beginning of June 2015, the exchange rate recorded an appreciation of NIS relative to the USD. Since the beginning of 2015, the NIS recorded an appreciation relative to the Euro, mainly due Quantitative Easing in the Euro Area.

In response to a sharp appreciation of the NIS that began in 2008 and continued until mid-2011, the Bank of Israel initiated a two-year policy of daily purchases of foreign currency. In August 2009, the Bank of Israel announced that it would terminate its daily purchasing of foreign currency but that it planned to continue purchasing such currency when it deems advisable. Between August 2011 and April 2013, the Bank of Israel did not make substantial foreign currency purchases. In May 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects of natural gas production from the Tamar reservoir, which began operating in late March 2013, on the balance of payments. Appreciation pressures on the NIS began following the commencement of production from the Tamar reservoir. The Bank of Israel’s intervention in the foreign exchange market, for the first time since 2011, is intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas in order to avoid the phenomenon known as “Dutch disease”, which could negatively impact the Israeli economy. The Bank of Israel purchased $2.1 billion by the end of 2013 and another $3.5 billion during 2014. The Bank of Israel also purchased $3.5 billion in unplanned purchases during 2014.

In December 2014, the Bank of Israel projected that the overall effect of natural gas production on the balance of payments in 2015 will be $3.1 billion and announced that it will purchase foreign currency during 2015 accordingly.

At the end of 2010 and 2011, official reserves stood at $70.9 billion and $74.9 billion, respectively. At the end of 2012 and 2013, official reserves stood at $75.9 billion and $81.8 billion, respectively. Due to the resumed purchases of foreign currency by the Bank of Israel, the official reserves increased to $86.1 billion as of the end of 2014. In May 2015, the official reserves decreased slightly, compared to the end of 2014, to $85.8 billion, mainly due to the appreciation of the USD relative to the EUR and other major currencies.

Labor Market

The rate of unemployment dropped to 5.9% in 2014, compared to 6.2% in 2013 and reflecting a significant decrease compared to 6.9% in 2012 and 7.0% in 2011. From January to May 2015, the unemployment rate averaged 5.2% which is very low by historical standards. The participation rate improved significantly in the last four years, increasing from 61.6% at the beginning of 2010 to 64.17% in the fourth quarter of 2014 and 64.1% in May 2015. Despite the high participation rate and low unemployment rate, there are still no major signs of pressure to increase wages. This is in part attributable to the entry of a large number of workers into low-paying jobs and part-time positions.

Capital Markets

The Tel-Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel-Aviv 100 (“TA-100”) and Tel-Aviv 25 (“TA-25”) are its main indices and primary indicators of the performance of Israel’s public companies. The TA-100 and TA-25 measure the 100 and 25 companies, respectively, with the highest market capitalization listed on the TASE. The TASE is highly correlated with major stock markets in developed countries, and the global financial crisis and overall weakening in global growth starting in 2008 have affected Israel’s public companies. The TA-100 fell by 51.1% in 2008 but recovered in 2009 and 2010, rising by 88.8% and 14.9%, respectively. In 2011, the TA-100 fell by 20.1% and the TA-25 fell by 18%. The TASE partially recovered in 2012, with the TA-100 and TA-25 rising by 7.2% and 9.2%, respectively. This recovery continued into 2013 as the TA-100 and TA-25 increased by 15.1% and 12.1%, respectively. During 2014, the TA-100 and TA-25 increased by 6.7% and 10.2 percent, respectively.

In light of the 12.0% depreciation of the NIS against the USD during 2014, the TA-25 decreased by 1.6% in USD terms over the course of the year. The TA-25 increased 15.2% in nominal terms and increased by 15.6% in USD terms between January and May 2015, while the USD appreciated by 0.3% against the NIS. The value of the public portfolio of financial assets (a weighted average of the public’s holdings of financial assets and deposits, in Israel and abroad) increased by 7.8%, 8.8% and 6.8% during 2012, 2013 and 2014 respectively; current data (through May 2015) shows a further increase of 5.3%. Redemptions in provident funds caused these funds to record a net outflow of assets under management of NIS 465.73 million in 2012, mainly due to large redemptions in January of that year. In 2013, there was a significant net inflow of assets under management of NIS 2,757 billion. In 2014 there was a net inflow of NIS 5,370 billion. For the first five months of 2015, there was a net inflow of 1,856 NIS billion.

The Bank of Israel, together with governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.

In 2011, the Bank of Israel and the Ministry of Finance took a number of steps to reduce short-term investments by foreign investors. These included, starting in January 2011, requiring banking corporations in Israel to meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents (which was subsequently canceled at the end of October 2014). In addition, the Ministry of Finance cancelled a tax exemption previously granted to foreign investors on capital gains from non-indexed zero-coupon securities of up to one-year maturity issued by the Bank of Israel (“Makam”) and short-term government bonds. To improve its ability to analyze transactions in the foreign exchange market and to increase transparency and investor confidence, the Bank of Israel imposed reporting obligations on Israeli residents and non-residents undertaking transactions in foreign exchange swaps and forwards exceeding $10 million per day, and non-residents undertaking transactions in Makam and short-term government bonds exceeding NIS 10 million per day.

Political Situation

Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws that were granted special status, enabling judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also grounded in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the head of state. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).

Israel signed peace treaties with Egypt in 1979 and Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements and on current efforts by the U.S. administration to resume peace talks.

In 2005, Israel redeployed out of the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 and into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 and into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israel cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of U.S. Secretary of State John Kerry, in July 2013. Progress was made but, before the last phase of negotiations of a prisoner release by Israel, for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas still refuses to do so, leaving negotiations at an impasse. However, improvements have been made in economic and security cooperation with the Palestinian Authority.

In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority’s status in the United Nations from a “non-member observer entity” to a “non-member observer state.”

Since January 2011, there has been political instability and civil unrest, termed the Arab Spring, in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. The Arab Spring has ousted long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. The delicate relations between Israel and its neighbors could become even more fragile with the ensuing domestic turmoil and change in regimes. However, such instances of instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries who have signed peace agreements with Israel remain committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future, such instability will not spread to additional countries in the region, current or new governments in the region will be successful in maintaining domestic order and stability, or Israel’s economic or political situation will not thereby be affected. This uncertainty is highlighted by recent fighting in Syria and Iraq, where an Islamist militia group known as ISIS (Islamist State in Iraq and Syria) is challenging the territorial boundaries of both states.

Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak, the relationship between Egypt and Israel has been strained, but the election of President Al-Sisi has been accompanied by reassuring statements regarding common interests. As of June 2014, Israel did not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remained in force. Moreover, as of June 2014, the weakening of the Assad regime in Syria and the removal of its chemical weapons was perceived as diminishing the strategic threat to Israel emanating from the Syrian armed forces. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possibility that the ongoing civil war will devolve into a state of anarchy.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of a nuclear Iran has been at the center of international geopolitical discourse. The implementation of strict international sanctions against Iran, combined with widespread international denouncement of Iranian nuclear military ambitions, serve as evidence that the United States, EU and other world powers share Israel’s concerns. Talks between the P5+1 group and Iran have so far resulted in what Israel considers to be a disadvantageous interim agreement because it validates Iran’s nuclear enrichment capacities. There has yet to be a breakthrough before a final agreement on this matter can be reached. Prime Minister Benjamin Netanyahu has publicly stated that Israel aims to achieve a peaceful resolution to the situation; however, all options for preventing Iran from obtaining nuclear weapons remain on the table.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of the broader market reforms initiated by the Government aiming to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2013, 98 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully-private. The proceeds stemming from these privatizations totaled $14.2 billion. In 2010, privatization proceeds amounted to NIS 4.5 billion, partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd. and 5% proceeds of Israel’s stake in Bank Leumi Le-Israel Ltd. Currently, the Government holds approximately 6.03% of Bank Leumi’s outstanding equity securities, and on June 9, 2014, the Finance Committee of the Knesset approved the Government’s request to sell the remaining stake over the coming year. In addition, the Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years, and in 2006, this program was extended again through U.S. fiscal year

2011 (with an option to carry forward unused guarantee amounts for an additional year). A further extension of the program was approved by the U.S. House of Representatives on July 17, 2012 and signed into law by President Obama on July 27, 2012. The new law extends the program until 2016 and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2010	2011	2012	2013	2014
Main Indicators
GDP (at constant prices)	870.8	907.3	934.5	964.9	991.6
Real GDP growth	5.8%	4.2%	3.0%	3.2%	2.8%
GDP per capita (at constant 2010 prices)	114,271	116,878	118,209	119,772	120,745
GDP per capita, percentage change	3.8%	2.3%	1.1%	1.3%	0.8%
Inflation (change in CPI – annual average)	2.7%	3.5%	1.7%	1.5%	0.5%
Industrial production	9.5%	2.1%	4.0%	0.5%	1.2%
Business sector product (at constant 2010 prices)	654.2	683.7	703.2	727.3	747.0
Permanent average population (thousands)	7,621	7,764	7,906	8,056	8,212
Unemployment rate(1)	8.0%	7.0%	6.9%	6.2%	5.9%
Foreign direct investment (net inflows, in billions of dollars)	6.3	8.7	8.5	12.4	6.7
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2010 prices)	305.2	325.1	328.2	333.2	336.7
Imports (F.O.B) of goods and services (NIS, at constant 2010 prices)	287.2	318.0	325.8	325.4	333.3
Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	608.2	633.0	666.8	696.3	715.8
Total gross government debt as percentage of GDP	69.8%	68.5%	67.2%	66.4%	65.9%
External Debt
External debt liabilities (in millions of dollars)	111,858	109,296	102,028	101,259	96,163
Net external debt (in millions of dollars)	-56,349	-60,841	-67,465	-81,812	-99,534
Revenues and Expenditures (net)
Revenues and grants	217.76	232.20	237.74	259.98	273.68
Expenditures	325.80	347.76	376.39	389.47	402.61
Expenditures other than capital expenditures	233.20	245.08	262.46	278.61	287.35
Development expenditures (including repayments of debt)	92.61	102.68	113.93	110.87	115.26
Repayments of debt	79.55	88.16	97.68	94.42	99.09

(1)	Reflects changes in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.
(2)	Government debt excluding local authorities’ debt.
(3)	Risk Management Dept., Debt Unit, Ministry of Finance.
Sources:	Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL

Introduction

Israel is a highly developed, industrialized democracy. Real GDP increased at an annual average rate of 3.8% between 1996 and 2014, and GDP grew 2.8% in 2014. Israel has seen marked improvements in most economic indicators in recent decades. GDP growth has been steady and consistent, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates surrounding the global financial crisis and the European debt crisis. Since the second half of 2011, there has been a slowdown in the Israeli economy, primarily in the areas of exports and fixed capital formation.

In the early 2000s, GDP contracted as a result of ongoing security challenges in Israel, as well as the economic slowdown that followed the burst of the dot-com bubble. An economic recovery began in 2003 and accelerated between 2004 and 2008. During the period between 2003 and 2008, GDP increased by 5.0% on average per year. This growth can be attributed to a reduction in the fiscal deficit and the size of the government, a global economic recovery, growth in the Israeli high-tech sector, and relatively low real interest rates.

The global financial crisis caused a slowdown in growth starting in the second half of 2008 and through the first half of 2009. In 2009, GDP grew by 1.9%. Although the Israeli economy was affected by the global crisis, it was affected to a lesser extent than other developed economies. Several unique factors and characteristics of Israel’s economy and financial system served to ameliorate the negative effects of the global financial crisis. They include the low budget deficit, a current account surplus, the resilience and strength of State supervision over the banking system, a stable real estate market, and limited exposure of Israeli financial institutions to toxic foreign assets such as those associated with U.S. subprime mortgages.

Israel was therefore able to recover from the global financial crisis relatively quickly, with GDP growing at 5.8% and 4.2% in 2010 and 2011, respectively, though growth slowed in the fourth quarter of 2011. The lower growth rate starting in the fourth quarter of 2011 can be attributed to the deterioration in Europe’s fiscal condition and the high levels of economic uncertainty around the world. This slowdown continued into 2012, as the Israeli economy grew by 3.0%. This slowdown is evident in all GDP components, with the exception of public consumption. In particular, the growth rate of the fixed capital formation was negative in the last three quarters of 2012. Operation Pillar of Defense, which took place in November 2012, also weighed on economic growth, as GDP grew by 3.9% in the fourth quarter of 2012 (at an annual rate).

In 2013, the Israeli GDP grew by 3.2%. During the first quarter of 2013, the Israeli economy grew by 1.7%. In the second quarter, growth accelerated to 5.6%, mainly due to the commencement of gas production in the Tamar reservoir and the relatively high volume of start-up companies’ exports. In the third quarter, growth fell sharply to 2.5% mainly due to a significant decline in goods and services exports. This decline stems largely from softening export sales in the pharmaceuticals sector and from a significant regression in the start-up companies’ exports. In the fourth quarter, the growth rate was almost unchanged, amounting to 3.0%. This growth rate was much lower than the quarterly growth rates that were recorded during 2010 – 2012.

In 2014, the Israeli GDP grew by 2.8%. In the first quarter of 2014, the Israeli economy grew by 2.8%, mainly due to acceleration in public consumption. In the second quarter, the growth rate declined to 1.6%, mainly due to a contraction in exports of goods and services and fixed capital formation. In the third quarter of 2014, the Israeli economy grew by 0.8%, as Operation Protective Edge which took place in July and August weighed on economic activity. In the fourth quarter of 2014, the Israeli economy recovered from the previous quarterly slowdown and grew 6.5% due to acceleration in all of the GDP components.

Israel has made substantial progress in opening its economy since 1990, removing major trade barriers as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) in addition to Canada, Turkey, Jordan, Egypt and Mexico. In September 2010, Israel became a full member of the Organization of Economic Co-operation and Development (“OECD”), following a unanimous vote by OECD members.

The total budget deficit, excluding net lending and the realized profits of the Bank of Israel, averaged 3.9% of GDP between 2001 and 2004, primarily as a result of a decline in GDP and in tax revenues in those years. The implementation of a decisive fiscal policy starting in mid-2003, backed by loan guarantees from the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficit amounted to 1.7% and 0.9% of GDP, respectively, and the budget was balanced in 2007, mainly reflecting higher than expected tax revenues. In 2008, the budget deficit increased to 2.1% of GDP due to continued reduction in tax revenues, as well as the slowdown in economic activity and negative developments in global and local capital markets (all of which had a negative effect on tax revenues). In 2009, the budget deficit target was 6%, but the actual deficit stood at 4.8%. While the 2010 budget called for a 5.5% deficit target, the actual deficit was significantly lower at 3.5%, largely due to higher than expected revenues. In 2011, Israel continued to lower its deficit to 3.1%, just slightly above the target of 3%. In 2012, the budget deficit reached 3.9% of GDP, significantly exceeding the Government’s deficit target of 2% of GDP, mainly due to lower than expected tax revenues. In 2013, the government deficit decreased to 3.2%, contrary to early estimates that had predicted a significant increase. The deficit decrease resulted from the implementation of fiscal consolidation measures by the Government (on both income and expenditure sides) and from one-off tax revenues (“trapped profits” on sales of startup companies). In 2014, the budget deficit target was 3.0%, but the actual deficit was 2.8%, largely due to lower than expected expenditures, despite the effects of Operation Protective Edge in the third quarter of 2014.

The unemployment rate has fallen consistently throughout the past decade, except for a temporary increase during 2009. In 2012, the unemployment rate was 6.9%, and the unemployment rate declined to 6.2% in 2013 and 5.9% in 2014, the lowest rate in the last decade. The reduction in unemployment in recent years was accompanied by an improvement in the labor participation rate. The participation rate in 2014 was 64.2%, continuing a trend of incremental improvement from 59.4% in 2002.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2012 approximately 46% of adults between the ages of 25 and 64 held a university or technical degree in Israel, compared to the 32% OECD average. Between 1990 and 2008, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 25%. Most of these new immigrants were highly educated and had strong academic and professional backgrounds mainly in science, management, medicine and other technical and professional fields. Although this wave of immigration initially placed a strain on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants were ultimately successfully integrated into the economy. According to the Bank of Israel, in 2014 the unemployment rate among immigrants who came to Israel during the first half of the 1990s was 5.1%, which is lower than the general unemployment rate of 5.9%.

Over the past three decades, Israel has gradually made progress in reducing hostilities with its Arab neighbors. The first peace agreement between Israel and a hostile neighbor country was signed in 1979 in the form of the Camp David Accords with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel also signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In the early 2000s, unrest in the areas under the rule of the Palestinian Authority posed a setback to the peace process. Since 2003, there has been an improvement in the political affairs in the West Bank area, which is reflected by a relative decline in the number of terrorist attacks and security incidents stemming from the West Bank. In 2005, Israel implemented a unilateral disengagement plan, according to which the State dismantled and evicted all Israeli communities in Gaza, four Israeli towns in the northern West Bank and all of its military personnel in those areas. During July and August 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. The conflict has been termed the Second Lebanon War (see “International Relations,” below).

After the Israeli disengagement from Gaza, Hamas, a terror organization, assumed administrative control over Gaza and began launching rockets and mortar rounds into Israel, as well as smuggling weapons and ammunition through tunnels under the Egypt-Gaza border, resulting in Israel military responses in 2008 (Operation Cast Lead), 2012 (Operation Pillar of Defense), and 2014 (Operation Protective Edge) to protect Israelis from attacks (see “International Relations,” below).

Since January 2011, there has been political instability and civil disobedience, termed the Arab Spring, in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Iran, Tunisia, Yemen and Syria. The Arab Spring has ousted long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. The outcome of the ongoing turmoil in Syria and regime change in several countries including Egypt remains uncertain. The delicate relations between Israel and its neighbors could become even more fragile with the ensuing domestic turmoil and change in regimes. It should be noted that such instances of instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, and that regimes deemed as hostile have nevertheless kept the peace. However, there can be no assurance that such instability in the region will not escalate in the future, such instability will not spread to additional countries in the region, current or new governments in the region will be successful in maintaining domestic order and stability, or Israel’s economic or political situation will not thereby be affected.

Geography

Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, is estimated at 8.3 million as of the end of 2014. This is an increase of 2.0% from 8.13 million in 2013, a further increase of 1.9% in 2013 from 7.98 million in 2012. Between 1990 and 2014, Israel’s population grew by 76.3%, largely as a result of immigration from the former Soviet Union. In 2013, 10.5% of the population were 65 years of age or older, 31.9% were between the ages of 35 and 64, 29.4% were between the ages of 15 and 34, and 28.2% were under the age of 15. 91.4% of the population lives in urban areas, with 18.7% of the population living in Israel’s three largest cities: Jerusalem (population 822,600), Tel-Aviv (population 416,600) and Haifa (population 272,700).

The Israeli population is composed of a variety of ethnic and religious groups. In 2014, 74.9% of the total Israeli population was Jewish, 17.5% Muslim, 2.0% Christian, and 1.6% was Druze. The State’s Declaration of Independence and various decisions of the Supreme Court of Israel guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages in Israel, while English is commonly used.

In 2009, the Haredi Jewish community comprised approximately 9.9% of Israel’s population. The Haredi community is characterized by a high fertility rate, which is expected to gradually increase its demographic share among the general population. Based on the demographic projections of the Central Bureau of Statistics, it is anticipated that by 2019 the Haredi community will comprise 12.4% of the population, and by 2039 it will comprise 19% of the population. The Haredi community is also characterized by a relatively low participation rate in the labor market, particularly among men.

There is concern that Haredi demographic trends may, over the long-term, contribute to a lower aggregate participation rate in Israel, thereby adversely affecting GDP growth. The impact of Haredi demographic growth may be significant with respect to tax revenue, due to lower revenues from taxation of labor. However, due to several governmental initiatives, in recent years there has been a steady increase in the participation rate among the Haredi community. It is anticipated that these governmental initiatives will continue to positively affect the Haredi participation rate, thereby moderating the negative impact of Haredi demographic trends on Israel’s long-term economic and fiscal prospects.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to its Law of Return which provides that Jews, those of Jewish ancestry, their spouses and converts to Judaism have the right to immigrate and settle in Israel and gain citizenship. In 2011, 16,893 immigrants arrived in Israel, an increase of 1.6% compared to 2010. In 2012, 16,559 immigrants arrived in Israel, a decrease of 2.0% compared to 2011. In 2013, 16,884 immigrants arrived in Israel, an increase of 2.0% compared to 2012.

Between 1990 and 2003, a substantial influx of immigrants, totaling 1.1 million, increased Israel’s population by more than 23%, putting total population growth at 42.5%. Approximately 83% of the immigrants came from the former Soviet Union and many were highly educated. Of those over the age of 15, 58% had academic backgrounds comprising over 13 years of schooling and approximately 62% held scientific, academic, managerial, technical or other vocational degrees. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990 (see “The Economy — Employment, Labor and Wages,” below).

Form of Government and Political Parties

Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These basic laws were granted a special status by the Israeli Supreme Court in comparison to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and Israel’s Declaration of Independence.

The President of Israel is the head of state. The President has an apolitical, figurehead role, with the real executive power lying in the hands of the Prime Minister. The current President, Reuven “Rubi” Rivlin took office in June 2014. Presidents are elected by the Knesset for a seven-year term and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial. After consulting with different parties’ representatives, the President selects a member of the Knesset to form the government. If this selected Knesset member successfully assembles a coalition, then he or she becomes Prime Minister.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nation-wide voting under a system of proportional representation. The Knesset is elected for a four-year term, although most governments have not served a full term and early elections are a frequent occurrence.

The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with the Knesset Elections Law. Early elections can be called by a majority vote of Knesset members or by an edict of the Prime Minister approved by the President, and normally occur on occasions of political stalemate and inability of the Government to obtain the Knesset’s support for its policies. Failure to obtain Knesset approval to the annual budget by March 31 (three months after the start of the fiscal year) also triggers early elections.

Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party and have no influence over the position of individual candidates placed on the party list. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. After an election, the President, following consultations with the elected party leaders, chooses the Knesset member most likely to form a viable government. While this typically is the leader of the party receiving the most seats, it is not required to be so. In the event a party wins 61 or more seats in an election, it can form a viable government without having to form a coalition.

However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition. Israel’s most recent general election was held on March 17, 2015. Following the elections, the President selected Benjamin Netanyahu of the Likud Party to form a coalition government. After successfully forming a coalition government in May 2015, Benjamin Netanyahu became the Prime Minister of Israel for the fourth time.

Since the establishment of the State in 1948, the Government has been a coalition government led most often by Avodah (Labor), Likud or a predecessor of these parties. In the March 2015 election, a new party, Kulanu, gained 10 seats in the Knesset. The following table sets forth the distribution of current Knesset seats by political party as of May 28, 2015.

Table No. 3

Distribution of Knesset Seats by Party
(As of May 28, 2015)

Number of Seats
Likud	30
Zionist Union (formerly Labor)	24
Joint List (Union of three Arab Parties)	13
Yesh Atid	11
Kulanu	10
Ha’Bayit Ha’yehudi (Jewish House)	8
Shas	7
Israel Beitenu	6
United Torah Judaism	6
Meretz	5
Total	120

In May 2015, Prime Minister Benjamin Netanyahu formed a coalition government consisting of the following parties: Likud, Kulanu, Ha’Bayit Ha’yehudi, Shas, and United Torah Judaism. The Prime Minister appointed Moshe Kahlon as Minister of Finance.

The Judicial System

The Israeli judicial system, which functions independently from the executive and legislative branches, consists of civil courts and tribunals, as well as religious and military tribunals.

The civil courts, which have jurisdiction over civil, administrative, and criminal matters, are administered by the Directorate of Courts, a separate unit operating within the Ministry of Justice. Civil courts consist of Magistrates Courts, District Courts, the Supreme Court and Labor Courts. Religious tribunals, which operate under the auspices of the Ministry of Religious Services, have jurisdiction with respect to certain personal status matters. In addition, there are military tribunals that operate under the auspices of the Ministry of Defense and are authorized to try soldiers for military and civil offenses.

Within the civil court system, Magistrates Courts are courts of first instance. They have jurisdiction over criminal matters relating to offenses carrying a potential sentence of less than seven years imprisonment, and civil matters for claims of less than NIS 2.5 million or involving the use and possession of real estate. Magistrates Courts also sit as specialized courts based upon subject matter: municipal courts, family courts, small claims courts, traffic courts, rent courts and juvenile courts. There are 31 Magistrates Courts.

The six District Courts — Jerusalem, Tel-Aviv, Haifa, Beer Sheba, Nazareth, and Central Region — are courts of first instance with jurisdiction over criminal matters relating to offenses carrying a potential sentence of more than seven years imprisonment and civil matters for claims exceeding NIS 2.5 million, as well as matters not within the purview of Magistrates Courts. District Courts also have jurisdiction in cases concerning corporations and partnerships, arbitration issues, administrative matters (e.g., prisoners’ petitions, appeals on tax matters, government tenders, planning and building issues, and other petitions against decisions of government bodies and authorities), as well as appeals of Magistrates Court decisions. The Jerusalem District Court has exclusive jurisdiction with respect to certain matters such as extradition and antitrust issues. In addition, the Haifa District Court also functions as a maritime tribunal and has exclusive jurisdiction in maritime matters.

The Supreme Court sits as an appellate court in review of trial court judgments and appellate decisions of District Courts. In addition, the Supreme Court sits as the High Court of Justice, a court of first instance in administrative and constitutional cases whose judgments cannot be appealed. Under certain circumstances, the High Court of Justice is also authorized to review the decisions of the National Labor Court. Supreme Court rulings are considered binding upon all lower courts in Israel.

The Supreme Court is composed of fifteen Justices, appointed by the nine members of the Judicial Selection Committee, and registrars, appointed by the President of the Supreme Court with the approval of the Minister of Justice. The Judicial Selection Committee is chaired by the Minister of Justice and is composed of three Supreme Court Justices (including the President of the Supreme Court), two Cabinet ministers (including the Minister of Justice), two members of the Knesset and two members of the Israel Bar Association. Judges are appointed by the President of the State, following a recommendation by the Judicial Selection Committee. By tradition, the President of the Supreme Court is selected based on seniority. The President of the Supreme Court serves a term of seven years.

Labor and social security issues are under the jurisdiction of the Labor Courts, composed of regional courts and the National Labor Court which serves as both an appellate court and a court of first instance in certain matters.

National Institutions

Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod, and the Jewish National Fund. These national institutions, which predate the formation of the state, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $0.2 billion in 2014 as well as in 2013.

International Relations

Over the past three decades, Israel has persisted in making every effort to reduce the hostilities that have existed with the region’s Arab countries. As first expressed in Israel’s Declaration of Independence in 1948, Israel offers “peace and unity to all the neighboring states and their peoples, and invites them to cooperate with the independent Jewish nation for the common good of all.” Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions regarding those challenges facing the region, including a willingness to make difficult compromises for peace, as well as the creation of economic opportunities for regional development.

As a result of the historic 1977 visit to Israel by Anwar Sadat, the President of Egypt, and the intensive negotiations held by the two countries with the close assistance of the United States, Egypt and Israel signed a peace treaty on March 26, 1979. This was the first peace agreement that was signed between Israel and one of its neighboring countries.

The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf area.

The signing of the Declaration of Principles in 1993 (the Oslo Accords) between Israel and the PLO and the commitments undertaken for mutual recognition served as a turning point and led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000, including a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict. In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and citizens, in violation of the bilateral agreements signed in 1993. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 perpetuated this trend. In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan effectively ended Israel’s 38 years of military presence and authority over the Gaza territory.

Following Israel’s disengagement from Gaza, Hamas assumed administrative control over Gaza. Palestinian terrorist organizations began launching locally-manufactured rockets and mortar rounds into Israel in increasing numbers. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in Southern Israel. As the range of these missiles continued to increase, by the end of 2008 over one million Israelis found themselves within range of terrorist rocket fire and mortar attacks. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, in 2008 Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire and to protect Israelis from attacks. The operation concluded in January 2009, contributing to relative calm from 2009 and into 2011.

From 2011 and into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel commenced Operation Pillar of Defense, a military campaign against targets in Gaza that lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israel cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014. In 2014, for the first time Israel saw terrorists using tunnels to reach civilian villages, as well as attempts by Hamas to utilize commandos operating from the sea. While Hamas still exercises effective control over Gaza, its operational capabilities have been considerably weakened and international efforts to prevent cross-border smuggling of weaponry have intensified.

On May 23, 2000, Israeli military forces unilaterally withdrew from South Lebanon. This full withdrawal was confirmed by the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was termed the Second Lebanon War, began when militants from Hezbollah fired rockets at Northern Israeli border towns and conducted a deadly ambush on Israeli soldiers. Israel responded with airstrikes and artillery fire on Hezbollah targets in Lebanon. Hezbollah then launched more rockets into Northern Israel and engaged Israel Defense Forces in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River. Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful.

Israel closely monitors security on its northern and southern borders because of the presence of radical forces, including those committed to ISIS. Additionally, in 2015, Israel has observed a greater presence of Hezbollah forces in Syria in support of Syrian President Assad.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel by way of a phase-out of U.S. Economic Support Fund assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that concluded in 2009. Over that period, the United States increased annually the level of its Foreign Military Financing assistance to Israel in amounts equal to half the amount of the annual reduction in Economic Support Fund assistance. Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries.

Since January 2011 there has been dramatic change in numerous Middle East and North African countries including Bahrain, Libya, Egypt, Iran, Tunisia, Yemen and Syria. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. Fundamentalist regimes such as Iran’s present a deep concern for the international community and especially for states in the region. For the past several years, the prospect of a nuclear Iran has been a central geopolitical concern both domestically and internationally. Iran continues to support terrorist groups throughout the Middle East and Africa, perpetuating the risk of destabilization and radicalization of many countries in the region. Prime Minister Benjamin Netanyahu has publicly stated that Israel aims to achieve a peaceful resolution to the situation; however, all options for preventing Iran from obtaining nuclear weapons remain on the table.

Israel currently maintains diplomatic relations with 159 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values for democracy and mutual respect. During the 1990s, Israel established or re-established commercial, trade and diplomatic relations with all of the republics of the former Soviet Union, Eastern Europe, and other countries that had previously aligned politically with the former Soviet Union. Israel has shown significant growth of commercial, trade and diplomatic relations with most key Asian countries, including Japan, South Korea, China and India. In 2014, the Government convened high level integrated committees led by the Prime Minister’s office to support advancing relations with China and India and has increased its diplomatic presence in both these countries.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.

Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and it is a founding member of the World Trade Organization. In addition, Israel actively participates in multilateral initiatives conducted under the framework of the World Trade Organization, such as the Government Procurement Agreement and the Information Technology Agreement.

Israel has an extensive network of free trade agreements with most of its trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade bloc (Brazil, Argentina, Uruguay, Paraguay and Venezuela), and Israel is awaiting ratification of a free trade agreement signed with Colombia in September 2013. Approximately 60% of Israel’s foreign trade is conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with India and Ukraine.

In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to competition, government procurement, and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In 2010, Israel and the United States concluded a work plan with the aim of upgrading their trade relations in areas such as agriculture and services. The two sides are conducting a standardization dialogue and have agreed to further enhance this cooperation.

In addition to these agreements, Israel has entered recently into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.

Israel, with the assistance of the United States, developed regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. These QIZ agreements allow Egypt and Jordan, respectively, to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration.

At the end of 2004, Israel and the EU approved an Action Plan (within the framework of the European Neighborhood Policy) to address several issues including, but not limited to, services and dispute settlement for trade matters and standardization.

Since 1996, Israel has participated in the EU Framework Programs for Research and Development, which allows Israeli firms and academic institutions to participate in EU-based R&D projects. Israel is the only country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology in the global arena. Similar to previous programs, Israel was fully associated with the Seventh Framework Program for Science and Technology from its launch at the end of 2006 until its end in 2013. The program, which was one of the biggest in the world involving academia, business and industry, provided Israel with access to €50 billion in R&D funding from the EU. Overall, 8,984 Israeli entities were included in 6,109 submitted program proposals, resulting in 2,115 Israeli entities participating in 1,200 retained projects, with a total cost of €10.1 billion. The total grant value for Israeli entities amounted to €875.6 million.

On June 8, 2014, Israel signed an agreement to join Horizon 2020, the eighth European Framework Program for R&D. Retroactively joining the program officially as of January 1, 2014, Israel has access to the €70 billion in total program funding. Horizon 2020 provides funding in the following areas: health, food, agriculture, biotechnology, bioeconomy, information and communication technologies, big data, nano-sciences and nanotechnologies, energy, environment and climate change, transport and aeronautics, socio-economic sciences and the humanities, space and security. Horizon 2020 allows mobility of research, promotes pioneering research and enables Israeli entities to cooperate in technological development with European industries, research institutions and universities, and showcase Israeli technological abilities. Through Horizon 2020, small and medium-sized enterprises that are EU-based or established in a country associated with Horizon 2020 can obtain EU funding and support for innovative projects that will help the enterprises to grow and expand their activities into countries in Europe and elsewhere. For 2014, Israel’s first year of participation, 1,374 Israeli entities were included in 1,003 submitted proposals resulting in 173 retained projects, with a total cost of €520 million.

Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network of over 40 member countries and three associated countries. EUREKA supports R&D-based businesses and institutions through funding and partner-matching services. On a yearly basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totaling over €1.2 billion. Projects can be launched in virtually all industry fields and technological areas — information and communications technology, manufacturing, water technologies, communications, biotechnology and energy. In July 2010, Israel took the reins of the EUREKA Network as its year-long chair. Leveraging Israeli best practices in technological innovation, the Israeli EUREKA chairmanship focused on promoting a culture of innovation and developing new sources of funding for start-up companies, small and medium sized enterprises and research institutions in Israel, throughout Europe and the world. Israel is among EUREKA’s most active participants; of EUREKA’s member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2014 was $37,092 and between 2010 and 2014, real GDP growth averaged 3.8% annually. The global financial crisis had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, was affected to a lesser extent: GDP growth in 2009 fell to 1.9% but recovered to 5.8% in 2010. Most of the deficiencies that led to the development of the global financial crisis were not prevalent in Israel. Israel’s economic growth throughout and in spite of the global financial crisis can be attributed to the demand for high-tech products, the adoption of tighter fiscal policy, a relatively calm security situation, and a less restrictive monetary policy. Since 2010, the national accounts were characterized, in general, by overall growth in all components of the GDP, including private consumption, investments and external trade.

Israel had a moderate 2.8% rate of growth in 2014, lower than the growth rate of 3.2% in 2013. The plateau in growth during this period can be attributed to exogenous factors including the contraction of economies around the world, which caused a slowdown in exports, the appreciation of the Israeli NIS during the first half of 2014 and Operation Protective Edge which took place in July and August 2014 and weighed on the economy. The overall strength of the domestic economy in 2014 was reflected in a solid labor market, as the unemployment rate declined to the lowest level in the last decade at 5.9% throughout the year.

The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2014, exports of goods consisted primarily of manufactured goods, and particularly high-tech products. Exports traditionally have been a significant driver of Israel’s economic growth, but the global financial crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by 11.9% in 2009 but increased significantly, by 15.1%, in 2010. Exports continued to increase in the first half of 2011, but declined in the latter half of the year (6.5% in total). In 2012 and 2013, exports of goods and services declined, with an annual real growth rate of 0.9% for 2012 and 1.5% in 2013. In 2014 the annual real growth rate of exports of goods and services was 1.3%.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the last two decades, however, a central goal of the Government’s economic policy has been to reduce the Government’s role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing state-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s debt-to-GDP ratio on a declining trend over the last decade, with only a slight increase in 2009 as a result of the global financial crisis.

The Government is committed to price stability with an inflation target between 1% and 3%. In the last ten years, prices have risen by an average of 2.2% annually. The average rate of inflation stood at 1.7% in 2012, 1.5% in 2013 and 0.5% in 2014.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

Between October 2000 and the beginning of 2003, the GDP growth rate declined mainly due to the global economic slowdown following the bursting of the dot-com bubble, the September 11, 2001 terrorist attacks and the adverse effects of terrorism. Recovery began in 2003, and the average annual GDP growth between 2004 and 2008 was 5.0%. During the second half of 2008, the Israeli economy became vulnerable to the effects of the global financial crisis. Israel’s GDP growth fell from 5.1% in the first quarter of 2008 to -1.8% in the fourth quarter of 2008. In the first quarter of 2009, GDP continued to contract, with growth being 0.3%. By the second quarter of 2009, however, the Israeli economy began to recover, as GDP expanded at a rate of 3.5%. During the third and the fourth quarters of 2009, GDP growth accelerated at the rates of 4.1% and 5.9%, respectively.

Growth in these periods reflected an expansion in private consumption and exports of goods and services. Overall, annual GDP growth in 2009 was 1.9%. While this was significantly lower than growth rates of previous years, it was favorable compared to the performance of other developed economies.

Real GDP growth recovered in 2010, accelerating at an annual rate of 5.8%. In 2011, GDP continued to grow at lower rate of 4.2%, which was significantly higher than GDP growth in most developed countries during that year. The slowdown continued into 2012, as GDP grew by 3.0% throughout the year. In the first three quarters of 2012, GDP growth stood at 2.2%, 1.7% and 3.8%, respectively, and the growth rate declined, with respect to the third quarter, to 3.9% in the fourth quarter, mainly due to the effects of Operation Pillar of Defense which took place in November 2012. In 2013, economic growth was slightly higher than in 2012, with a GDP annual growth rate of 3.2%. In the first quarter of 2013, GDP grew by 1.7%, with the slowdown in growth partially due to the contraction in expenditures on public consumption, which decreased to 3.2%. Another factor during the first quarter was the delay in the approval of the 2013 – 2014 biannual budget. In the second quarter there was significant acceleration in the GDP growth rate, which rose to 5.6% mainly due to the commencing of natural gas extraction from the Tamar field. The third quarter of 2013 posted a decline in the rate of exports, which stemmed largely from softening export sales in the pharmaceuticals sector, with the volume of exports in this sector falling significantly lower than in 2012. Due to the decline in the exports of goods and services, the GDP growth rate declined to 2.5% in the third quarter. However, a recovery in the volume of exports during the fourth quarter of 2013 contributed to the GDP growth rate, which reached 2.8% in the final quarter. In 2014, the annual economic growth was 3.0%. In the first quarter of 2014, GDP grew by 2.8%. In the second quarter of 2014 the GDP grew by 1.6%, mainly due to a decline in the exports of goods and services. In the third quarter of 2014 GDP grew by 0.8% as Operation Protective Edge, which took place in July and August of 2014, weighed on the economy. In the fourth quarter of 2014, the Israeli economy recovered the previous quarter slowdown with a growth rate of 6.5%, mainly due to acceleration in the exports of goods and services and fixed capital formation.

GDP in 2014 amounted to NIS 1.088 trillion and business sector product amounted to NIS 810.8 billion (in each case, at current prices). Business sector product is calculated as GDP less certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions housing services (representing the imputed value of the use of owner-occupied residential property). This methodology is applied by the Central Bureau of Statistics according to international and national accounts practices. In 2014, government output and product of services of private non-profit institutions amounted to NIS 154.5 billion, and housing services amounted to NIS 123.2 billion. Housing services grew by 3.1% in 2014, below the average of 3.3% over the previous three years (2011 – 2013). Government output and the product of private non-profit institutions increased by 2.8% in 2014, below the average of 3.0% over the previous three years.

The leading sector in 2014 was finance and business services, which comprised 30.7% of business sector product, and which grew by 6.4% during 2014. Manufacturing was the second largest business sector in 2014, comprising 19.8% of business sector product, growing by a mere 0.9% during 2014. Wholesale and retail trade was third, comprising 12.2% of business sector product and increasing by 1.9% during 2014. Other sectors, including agriculture, electricity, construction, transportation, information and communication, arts, entertainment, recreation and other service activities, together comprised the remaining 37.3% of the business sector product in 2014.

Gross National Income (“GNI”) is defined as gross domestic product less subsidies on products, taxes on products and net income paid abroad. GNI increased by 4.2% in 2014 at nominal terms.

Table No. 4

Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)

	2010	2011	2012	2013	2014
Growth (percent change)
Real GDP growth	5.8%	4.2%	3.0%	3.2%	2.8%
GDP growth per capita	3.8%	2.3%	1.1%	1.3%	0.8%
Inflation (change in CPI – annual average)	2.7%	3.5%	1.7%	1.5%	0.5%
Industrial production	9.5%	2.1%	4.0%	0.5%	1.2%
Constant 2010 prices
GDP	870.8	907.3	934.5	964.9	991.6
Business sector output	654.2	683.7	703.3	727.3	747.0
Current Prices
GDP	870.8	924.6	991.8	1,049.1	1,088.5
Business sector product	654.1	691.6	742.0	785.1	810.8
Permanent average population (thousands of people)	7,620.8	7,763.1	7,905.7	8,056.0	8,212.0

Source:	Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources
(In Billions of NIS at Constant 2010 Prices)

	2010	2011	2012	2013	2014
Resources
GDP	870.8	907.3	934.5	964.9	991.6
Imports of goods and services	287.2	318.0	325.8	325.4	333.3
Total	1,158.0	1,225.3	1,260.3	1,290.3	1,324.8
Use of resources
Private consumption	501.9	516.6	532.5	550.2	572.8
Public consumption	195.5	200.8	208.0	215.3	224.4
Gross domestic capital formation	155.4	182.8	191.4	191.3	190.5
Exports of goods and services	305.2	325.1	328.2	333.2	336.7
Total	1,158.0	1,225.3	1,260.1	1,290.0	1,325.4

Source:	Central Bureau of Statistics.

Table No. 6

Net Domestic Product Percentage Change by Industry

	2010	2011	2012	2013	2014
Agriculture, forestry and fishing	-9.8%	11.3%	11.6%	-8.5%	0.7%
Manufacturing, mining and quarrying, excluding diamonds	12.0%	0.0%	2.9%	3.2%	0.9%
Electricity and water	10.3%	-14.2%	-45.3%	-65.5%	-4.4%
Construction (building and civil engineering projects)	11.2%	11.6%	6.8%	1.3%	-5.0%
Commerce, restaurants, hotels and Repair of motor vehicles	2.8%	2.9%	2.8%	3.1%	3.1%
Transport, storage and communications	9.8%	4.9%	1.9%	-7.2%	2.2%
Finance and insurance services, activities in real estate, professional and scientific services	8.2%	14.6%	5.5%	4.0%	6.4%
Housing services	2.8%	2.9%	3.8%	3.1%	3.1%
Public services	2.2%	3.5%	3.1%	2.4%	2.8%
Culture and other services	-3.8%	0.2%	-4.9%	-1.3%	-2.0%
Net Domestic Product	5.7%	4.2%	3.0%	3.3%	2.8%

Source:	Bank of Israel.

Savings and Investments

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, decreased by 1.0% in 2014, following a decrease of 0.1% in 2013 and an increase of 4.7% in 2012. In 2014, gross fixed capital formation decreased by 2.5%, following an increase of 1.1% in 2013 and 3.2% in 2012.

Israel’s savings rate is close to the OECD average. In 2014, gross national saving as a percentage of GDP was 22.2%, an increase compared to the 2012 and 2013 levels of 21.6% and 21.9%, respectively. In 2014, the ratio of private saving as a percentage of disposable private income was 15.9%, lower as compared to 2013 and 2012, as the ratio stood at 16.4% and 16.5% respectively.

Business Sector Output

Business sector output in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 5.4% annual growth between 2004 and 2008. The global economic crisis impacted business sector output starting in the second half of 2008, with total output growing in 2009 by 1.5%. In 2010 and 2011, growth recovered to pre-crisis levels, as business sector output grew by 6.8% and 4.5%, respectively. In 2013, the business sector grew at a moderate rate of 3.4%, due to the slowdown in the world economy. In 2014, the business sector product’s growth did not change significantly from 2013, as business sector output grew by 2.7%. In the third quarter of 2014, business sector output was unchanged as Operation Protective Edge which took place in July and August weighed on the economy. In the fourth quarter of 2014, the Israeli economy recovered from the previous quarter slowdown and represented a growth rate of 7.5%.

Table No. 7

Composition and Growth of Business Sector Output
(Annual Growth: Real Terms)

	2010	2011	2012	2013	2014	Percent of Total Business Sector, 2014
Trade and services	5.5%	8.3%	3.0%	2.4%	4.0%	48.6%
Manufacturing	11.9%	0.0%	3.0%	3.1%	1.0%	21.7%
Transport and communication	12.0%	0.2%	9.0%	1.6%	11.7%	17.3%
Construction	11.2%	11.6%	6.8%	1.3%	-5.0%	7.4%
Agriculture	-9.8%	11.3%	11.6%	-8.5%	0.7%	1.9%
Water and electricity	10.3%	-14.2%	-45.3%	65.5%	-4.4%	3.0%
Total Business Sector	6.8%	4.5%	2.9%	3.4%	2.7%	100.0%

Source:	Bank of Israel.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. This branch of the business sector has expanded rapidly in the last decade, growing in 2006 and 2007 by 6.9% for both years. Following slower growth rates in 2008 and 2009, the trade and services sector expanded by 5.5% in 2010, 8.3% in 2011, 3.0% in 2012, 2.4% in 2013 and 4.0% in 2014.

Table No. 8

Manufacturing Index by Category
(Annual Real Percentage Change)

	2010	2011	2012	2013	2014
Food, beverages and tobacco	2.7%	3.5%	0.5%	0.2%	-0.7%
Mining	85.6%	-2.9%	-8.4%	32.1%	10.5%
Textiles and clothing	0.8%	-3.8%	-4.4%	-4.8%	2.5%
Leather and leather products	1.2%	-3.0%	-4.3%	-4.9%	3.2%
Wood and wood products	6.4%	4.5%	-0.3%	-3.2%	4.3%
Paper and paper products	4.8%	-0.1%	-8.4%	-4.4%	-1.0%
Printing and reproduction	-0.7%	-4.2%	-2.2%	3.0%	-1.2%
Chemical products and refined petroleum	19.2%	-4.0%	8.3%	0.9%	-1.3%
Rubber and plastic products	15.8%	6.5%	-0.6%	-0.7%	1.0%
Non-metallic mineral products	2.3%	3.9%	7.4%	4.4%	6.5%
Basic metal	13.0%	6.0%	-0.1%	-1.4%	-1.3%
Metal products	17.7%	11.0%	2.6%	-2.6%	3.1%
Machinery and equipment	0.2%	4.4%	10.5%	-1.8%	2.7%
Electric motors	6.3%	0.7%	-0.3%	0.7%	-2.6%
Electronic equipment and components	4.9%	2.2%	10.8%	-3.0%	0.7%
Communication equipment	-3.7%	7.0%	3.9%	-10.3%	3.5%
Transport equipment	-5.2%	6.1%	-2.0%	5.3%	3.7%
Jewelry and goldsmiths	-0.9%	-5.1%	-4.8%	*	*
Other	4.5%	-5.4%	2.8%	3.5%	0.5%
Total (excluding diamonds)	9.5%	2.1%	4.0%	0.5%	1.4%

Source:	Central Bureau of Statistics.
*	No available data.

Table No. 9

Industrial Production Index
(Base Year: 2011 = 100)

	2010	2011	2012	2013	2014
Index Level(1)	97.99	100.00	104.04	104.57	105.80
Annual Real Percentage Change	9.5%	2.0%	4.0%	0.5%	1.2%

(1)	Excludes diamonds.
Source:	Central Bureau of Statistics.

Transportation.  Israel has a network of over 18,000 kilometers of roads, including highways that link the major cities — Tel-Aviv with Haifa, Jerusalem and Be’er-Sheva. Government-owned railways run from Nahariya on the northern coastline to Dimona in the south (via Be’er-Sheva), linking some of Israel’s major cities with the southern part of the State. Buses are the major form of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded Netivei Israel — National Transport Infrastructure Company Ltd., a Government Company (as defined in “Role of the State in the Economy,” below), which is responsible for the inter-urban road system, traffic management and control, planning, development, and maintenance of the roads and their safety. The budget for Netivei Israel — National Transport Infrastructure Company projects in 2014 was approximately NIS 5.3 billion. In prior years, the Government approved a number of major road construction projects, including the Cross-Israel Highway, Israel’s North-South toll highway which first opened to traffic in 2004 and is currently 140 kilometers in length. Other projects include the Carmel Tunnel (completed in 2010), an express toll lane at the east entrance to Tel-Aviv (completed in January 2011), and Highway 431 which serves south-eastern suburban Tel-Aviv (completed in 2009) and, unlike existing highways, operates as a private financial initiative pursuant to a public-private partnership.

The Government considers the development of an advanced mass transit infrastructure to be a top priority. In 2001, the Government issued a tender to establish a light rail build-operate-transfer project in Jerusalem, and the first Jerusalem line began to operate in 2011. In 2010, the Government decided that the State-owned Metropolitan Mass Transit System Company would set up a light rail in metropolitan Tel-Aviv, and the first Tel-Aviv light rail line is expected to commence operations in 2021. In 2007, the Government commenced work in the Haifa metropolitan area on the first bus rapid transit line, known as the “Metronit,” which in 2013 began connecting Haifa and the Krayot area using an exclusive lane. In 2008, the Government decided to invest NIS 27 billion over a period of five years in a rail development program. This investment followed some significant milestones in the rail development program, including (i) the revival of the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) which was opened to the public in April 2005; (ii) the opening of a line between Tel-Aviv and Ben-Gurion International Airport in March 2005 and its extension through Modi’in in 2008; and (iii) the opening of a line between Tel-Aviv — Rishon Le-Zion in 2011. As part of the development program, several new and improved lines, such as the Kfar Saba — Rananna — Tel-Aviv line and the Ashkelon — Be’er-Sheva line, are scheduled to commence their operations in 2015 and 2016, respectively, and a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence operations in 2018.

In February 2010, the Government decided to embark on an ambitious program to develop the transportation infrastructure in the northern and southern parts of the State. The program, titled Netivei Israel (which is not directly related to the Government Company of the same name), includes the construction of a series of railways and highways and the electrification of Israel’s railway network. It is expected to play a crucial role in accelerating economic activity and shortening travel time between the State’s central and peripheral areas. The program is scheduled to be completed by 2020 at an estimated cost of NIS 27.5 billion.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, on the Red Sea. During 2014, 48 million tons of cargo were handled in the Israeli ports, including 2.4 million twenty-foot equivalent units of containers. In July 2004, the Knesset decided to implement a structural reform of the seaports to enhance competition and improve efficiency, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased its operations on February 16, 2005 and was replaced by four government-owned companies. The Israel Ports Development and Assets Company Ltd. is one of the four and serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. The Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd. are the three port-operating companies that received a mandate to operate port facilities leased to them by the Government. In the end of 2012, the Government sold its shares of the Eilat Port Company to Papo Maritime after concluding a bidding process among potential strategic investors. Major seaport projects included the development of the Hayovel terminal in Ashdod, which commenced its operations in May 2005, and the Hacarmel terminal in Haifa, which commenced its operations in 2010. The Israel Ports Development and Assets Company Ltd. invested approximately NIS 3.9 billion in these two projects.

In July 2013, the Government announced its plans to build two new privately-operated terminals in Ashdod and Haifa. Following tenders valued at approximately NIS 8 billion for construction and operation of the new terminals, construction has started. The Southport and Bayport terminals will be privately operated for a period of 25 years by Terminal Investment Ltd. and Shanghai International Port Group, respectively, after which the terminals will be returned to the Israel Ports Development and Assets Company. Both terminals are slated to begin operation in 2021.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 14.1 million passengers in 2014, compared to 13.5 million passengers in 2013, with flights to and from most major cities throughout the world. In 2011, the Government approved the building of the Ilan and Assaf Ramon Airport in Timna, with construction having commenced in 2013. The new airport will serve as the international airport of southern Israel and will replace the Eilat Airport and the civilian activity in the Ovda Airport.

Communications.  The telecommunications market (not including television) presently constitutes approximately 3% (NIS 24 billion) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure by operators, rapid development and significant levels of competition. The market currently comprises five infrastructure-based domestic cellular operators, two of which started operations in 2012, and a number of resale based operators. In addition, there are seven international telephony service providers and two fixed domestic communications operators (fixed broadband and telephony) with universal service obligations. The telecommunications market is fully privatized, and the Government does not hold a stake in any communications operators.

Israel has five cellular telephone network operators which provide digital technology and modern third generation services. Three of these operators have long provided countrywide coverage, and the two other operators are rolling out networks while offering services based on “national roaming” in the interim period. As of December 31, 2014, there were approximately 9.5 million cellular subscriptions, i.e., more than 1.2 cellular phones per capita. Total revenues for the cellular market in 2014 were in excess of NIS 10.4 billion. Competition in the mobile sector is fierce, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. 2014 was marked by continued competition, along with the completion of a tender for next-generation (“4G”) network frequencies and a network sharing policy, allowing for future investment along with efficiency gains. Trial rollouts of new networks have begun, with wide scale rollouts expected in 2015.

Three major internet service providers and about forty smaller ones serve more than 2 million users in Israel, which include more than 85% of households and businesses, making broadband internet available throughout the country. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 100 megabits per second are widely available. The average speed purchased by household users is above

24 Mbps, placing Israel at the forefront of high speed internet access usage in the Western world. A wholesale market in fixed communications, modeled on the practices of EU member states, is currently in the first stages of implementation and is expected to increase competition in the market for provision of fixed high-speed internet access, leading to lower retail rates and increased quality of service. In addition, a joint venture of the Israel Electric Company (“IEC”) and a strategic investor has begun small-scale rollouts of a fiber network to consumer premises, and the pace of these rollouts is expected to increase in the coming years. The new fiber network will allow for significantly higher-speed broadband services.

While the Israel Telecommunications Corp. Ltd. (“Bezeq”) remains the main fixed telephony service operator, the cable companies and other alternative operators have acquired more than 950,000 voice subscribers, mainly in the households segment, and now comprise more than 35% of this market. In September 2004, the domestic fixed telephone market was opened to competition after the Ministry of Communications promulgated regulations allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these regulations, five new operators were licensed to provide domestic fixed telephone services. The cable companies and Bezeq are obligated to provide universal deployment of broadband internet access service throughout the national territory.

The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993 and is currently being reorganized. As of December 31, 2014, there were six public and commercial television channels in Israel, as well as one nationwide cable television operator and a single direct broadcast satellite operator.

Construction and Housing Prices.  Following years of low activity levels, construction activity began to accelerate in 2008 due to high demand in the housing sector. Nevertheless, in 2014, investments in construction decreased at a rate of 5.2%, following growth rates of 7.5% and 3.7% in 2012 and 2013, respectively. Residential development decreased by 7.9% in 2014, following an increase of 9.4% in 2013, and a decrease of 7.7% in 2012.

Agriculture.  In 2014, agricultural exports totaled NIS 5.1 billion, representing 2.0% of total merchandise exports. The agricultural value of production in 2014 was NIS 29.9 billion, of which livestock accounted for 39% and crops accounted for 61%. In 2014, the agricultural sector’s share in employment amounted to 1.1% of the work force, as compared to 1.4% in 2013. Investments in agriculture amounted to 1.6% of fixed investments in 2014.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency while reducing pollution levels emanating from dairy farms. The effects of this reform can be seen in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units that receive fewer subsidies from the Government.

Water.  The scarcity of natural fresh water resources is a problem not only in Israel but also in the entire Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel is conducting ongoing discussions with Jordan and the Palestinian Authority regarding the allocation of water resources. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel is developing large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to all parts of Israel, including to the arid areas in the South.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company (see “Role of the State in the Economy,” below). The remaining 25% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2014, Mekorot designated NIS 814 million to capital investments relating to water distribution, compared to NIS 994 million in 2013, NIS 1.15 billion in 2012, NIS 1.03 billion in 2011, and NIS 611 million in 2010.

Approximately 58% of Israel’s total water consumption and 36% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Desalination plants are being built by both local and foreign private sector companies through build-operate-transfer projects. When all of the plants are operational (expected in 2015), the Government expects to purchase approximately 670 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 2 billion. In accordance with recent government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2014, the Government purchased approximately 350 million cubic meters of desalinated seawater from desalination plants in Hadera and Sorek and the expanded existing plants in Ashkelon and Palmachim.

In addition, further development of agriculture involves intensifying the yield from irrigated land and the reuse of treated wastewater. Israel led the world with a water recycling rate of 90% (400 million cubic meters) in 2014; this is expected to increase to 95% by 2016. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. The Government budget for 2013 – 2014 included provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of regional water and sewage companies. The purpose of these steps is to promote the efficient management of water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of April 2015, 55 regional companies were in operation, servicing approximately six million people.

Electricity.  Most of the electric power in Israel is supplied by the IEC, a Government Company that generates 83% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below). In 1996, the exclusive franchise granted to IEC by the Government expired, the Electricity Sector Law was enacted, and the Public Utility Authority was established to supervise electric utility services and, among other things, regulate the prices associated with providing electricity to the public. The purpose of the Electricity Sector Law is to: establish the tariff base, regulate activity in the electricity sector for the public interest, ensure the reliability, availability, quality and efficiency of services, create conditions for competition, and minimize costs. The law provided for a ten-year transition period during which IEC was granted a license to generate, transmit, distribute, and supply electricity. IEC currently holds licenses to produce electricity at each of its 67 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until January 1, 2016. Any extension beyond January 1, 2016 will require an amendment of the law.

Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributer of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government also plans to establish an independent system operator that will oversee and manage the electricity market. The Government’s goal is to achieve a competitive market in the generation and supply segments of the electricity sector. As of April 2015, two independent private producers were operating and generating 15% of the electricity produced in Israel, and a third producer is expected to begin generating electricity by June 2015. It is anticipated that by the end of 2020, 40% of the electricity in Israel will be produced by independent private producers.

During 2009, the Government set a 10% target for power generation using renewable energy by the year 2020, following which, the Ministry of National Infrastructure, Energy, and Water Resources (previously known as the Ministry of Infrastructure) instituted quotas for renewable energy technologies such as wind, solar (thermal and photovoltaic), biogas and biomass. As a result, the Public Utility Authority set an appropriate tariff. In 2010, the Government set a target for reducing CO2 emissions by 20% by the year 2020. The emissions reduction plan, which is centered on energy efficiency, was allocated a budget of NIS 2.2 billion through 2020. In 2013, the emissions reduction plan was put on hold until further notice.

Energy

Israel’s main sources of energy are natural gas, coal and oil. Although Israel is now a producer of natural gas, Israel is almost totally dependent on imported fuel for coal and oil energy sources because domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to an oil supply arrangement between the United States and Israel, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply.

In 1999, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil. Exploration efforts have continued for new supplies of natural energy and, in January 2009, a substantial amount of natural gas was discovered in the Mediterranean Sea, estimated at more than 280 billion cubic meters. In December 2010, another natural gas reservoir was discovered which is estimated to hold more than 470 billion cubic meters of high quality natural gas. The natural gas reservoirs discovered in 2009 and 2010 are known as Tamar and Leviathan, respectively. Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline and by expanding a coal facility in Ashkelon. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries including China. Because most of the coal used in Israel is low-sulfur coal, the shift to coal production has not had a significant environmental impact on Israel.

In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government Company that was established in order to supervise, control and operate the natural gas transportation system. In February 2004, the first natural gas power station in Israel was inaugurated in Ashdod. Between 2004 and 2011, INGL completed building the first stage of the national transmission system, connecting eight large power stations owned by IEC, two independent private producers of electricity and most of Israel’s largest industries.

In light of the natural gas discoveries offshore in recent years, INGL is currently in the midst of a development plan and has already begun constructing additional transmission lines that will reach all Israeli gas distribution areas, including small industries and domestic consumers. Among those distribution areas are Jerusalem and northern Israel, home to several large industries. In addition to the new lines, INGL is currently working to multiply existing lines to meet rising demand of natural gas in Israel.

It is anticipated that 50% of all electricity production in 2015 will be generated from natural gas-operated power stations. The demand for natural gas is estimated to increase from 1 billion cubic meters in 2004 to about 8.6 billion cubic meters in 2015 and 9.8 billion cubic meters in 2016. Such demand will be supported by the discovery of the Tamar and Leviathan gas fields (see “Balance of Payments and Foreign Trade — Foreign Investments,” below).

Israel experienced a natural gas shortage from 2011 through the beginning of 2013. One major cause of the shortage was the disruption in the gas supply from Egypt. Egyptian gas, which started flowing to Israel in 2008, stopped completely in 2011 due to the occurrence of numerous explosions in the pipeline connecting Egypt and Israel. To mitigate the gas shortfall, the speed of extraction from the Yam Tethis reservoir was increased. However, this accelerated the depletion of the Yam Tethis reservoir whose supply was lower than originally anticipated.

The natural gas shortage has been ameliorated by two recent developments: In January 2013, INGL began operating its liquefied natural gas buoy, allowing the importation of liquefied natural gas into Israel; and in March 2013, extraction from the Tamar gas field commenced. Supply from the Tamar field alone is expected to meet most, if not all, of the Israeli demand for gas. It is also anticipated that in the coming years, exploration drilling will take place in additional locations in Israeli waters.

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites throughout the State, Eilat, the Dead Sea and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since the middle of the last decade. Tourism revenues amounted $4.1 billion (1.7% of GDP) in 2010 and $4.2 billion (1.6% of GDP) in 2011. In 2012, foreign tourism revenues reached $4.3 billion (1.7% of GDP) and in 2013 amounted to $4.6 billion (1.6% of GDP). In 2014, foreign tourism revenues amounted to $4.6 billion (1.5% of GDP), the lack of growth can be attributed to the Operation Protective Edge which took place in July and August of 2014.

In 2010, 2.8 million tourists visited Israel, an increase of 20.8% compared to 2009. In 2011, 2.8 million tourists came to Israel, an increase of 0.6% compared to 2010. In 2012, tourist arrivals increased by 2.3% compared to 2011, amounting to 2.9 million, as the increase took place primarily in the first three quarters of 2012 and a relatively poor showing in the fourth quarter due to the effects of Operation Pillar of Defense on the tourism sector. In 2013, 3.0 million tourists came to Israel, an increase of 2.6% compared to 2012. In 2014, 2.9 million tourists visited Israel, a decrease of 1.2% compared to 2013, due to a relatively poor showing in the second half of 2014 from the effects of Operation Protective Edge.

The total revenue generated in domestic hotels from foreign visitors amounted to $1.104 billion in 2013, representing a decrease of 2.9% compared to 2012 in real NIS terms, mainly due to the appreciation of the NIS relative to the USD. In 2014 the total revenue generated in domestic hotels from foreign visitors amounted to $1.075 billion in 2014, a decrease of 4.2% in real NIS terms. This decrease is primarily attributed to the effects of Operation Protective Edge.

Table No. 10

Arrivals by Area of Origin and Receipts(1)
(Arrivals in Thousands of People)

	2010	2011	2012	2013	2014
Asia	232.1	236.4	277.0	275.8	264.6
Africa	75.2	90.7	78.1	74.7	70.0
Europe	2,084.5	1,952.3	2,051.6	2,057.7	1,973.0
Americas
United States	620.2	592.2	593.9	607.5	612.2
Other	212.8	202.3	215.8	212.6	196.3
Oceania	36.8	34.2	39.4	38.6	36.2
Other	14.1	16.9	16.5	15.9	11.1
Total arrivals	3,275.7	3,124.9	3,269.2	3,282.9	3,163.4
(In USD Millions)
Income from tourism	4,073	4,239	4,342	4,561	4,593
Expenditures of foreign workers in Israel	1,033	1,066	1,104	1,105	1,098

(1)	Tourists and day visitors, excluding cruise passengers.
Source:	Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial R&D are, among others, to foster the development of technology-related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve Israel’s balance of payments by increasing exports of high-tech products and reducing reliance on imports of such products. In 2013 (the most recent year for which civilian R&D data is currently available), approximately 4.2% of GDP was invested in civilian R&D – the highest level of national expenditure on R&D in the OECD. Israel participates in more than 34 different international and bi-national industrial R&D joint ventures, several with the United States (e.g., BIRD, USISTC, Maryland, Virginia), several with the EU (e.g., EUREKA, Eurostars, Galileo, Enterprise Europe Network, Horizon 2020), and other joint ventures with Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. Out of the different 34 ventures, the largest international industrial R&D program expenditure in the 2015 budget is NIS 581 million for the European R&D program Horizon 2020.

Prices

Since the end of 1991, the Government has announced annual inflation targets. During the last decade, the rate of inflation was almost 2% on average, close to the middle of the Bank of Israel’s target range of 1% to 3%, and in 2014 inflation was below the target range. In 2014, the CPI averaged 0.5% (-0.2% for December 2013 through December 2014), a decrease relative to 2013 when the CPI averaged 1.5% (1.8% for December 2012 through December 2013). The CPI in previous years was within, or close to, the Government’s target range, averaging 2.7% in 2010, 3.5% in 2011 and 1.7% in 2012. The slowdown in the pace of inflation during 2013 and 2014 was due to relatively low increases in the prices of housing compared with previous years, as well as price decreases in furniture, transportation and communication. In 2014, the food prices, including fruits and vegetables, also contributed to the decline in the inflation rate.

Since November 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In September 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to gradually lower interest rates. By April 2009, the key interest rate was lowered to 0.5% but, as the Israeli economy recovered, the interest rate was raised slightly later that year. The gradual increase of the interest rate continued throughout 2010 and into first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. Since then, due to subsiding inflationary pressures and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, reaching 0.1% in March 2015.

The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (gauged as the difference between the yields of indexed and non-indexed government bonds) decreased from more than 6% in mid-2003 to averages of 2.6% in 2007 and 1.7% in 2008. Due to the 2008 global financial crisis, the Bank of Israel decreased the key interest rate, and by April 2009 the real interest rate had turned negative, averaging -1% in 2009. Throughout 2010 and for the first five months of 2011, the real interest rate remained negative for the most part, averaging -1.2% in 2010 and 0.2% in 2011. Throughout most of 2012, the real interest rate was near zero and, by the end of 2012, it decreased to -0.2%. Throughout 2013, the real interest rate was negative, averaging -0.2%. In 2014, the real interest rate remained negative, averaging -0.6%. The one year inflation expectation averaged 1.6% in 2009, rose to 2.6% in 2010, and then decreased gradually, reaching 2.5%, 2.1% and 1.7% in, 2011, 2012 and 2013, respectively. In 2014, the one year inflation expectation level was 1.2% close to the lower band of the inflation target.

Table No. 11

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2010	2.7%	1.7%	4.0%
2011	3.5%	2.8%	7.8%
2012	1.7%	1.1%	4.3%
2013	1.5%	1.0%	0.4%
2014	0.5%	-0.2%	-1.4%

Source:  Central Bureau of Statistics.

Employment, Labor and Wages

As of January 2012, the Central Bureau of Statistics has made a transition from a quarterly system of measuring labor force characteristics to a new and improved system that better suits the latest international recommendations on employment and unemployment statistical methodology. The principal changes were: adjusting the definition of the population; significantly increasing the samples and transition to monthly coverage; geographic expansion and using more advanced statistical methods in the sampling, both in the questioning model and in data estimation. These changes, based on statistical science, led to many changes in logistics and operations, such as improved technological systems, expansion of work teams, interview methodology and work procedures. With the transition to the new system, and as often happens in the case of updating and in this case revolutionizing a statistical series, a “break in the series” was formed. The ability to compare the past with the present became even more difficult and requires extreme care. In the following sections, data is presented according to the new methodology, and data prior to 2012 has been adjusted accordingly.

In 2014, there was a 1.3% increase in real wages (adjusted for inflation), following an increase of 0.9% in 2013, 0.5% in 2012 and of 0.4% in 2011. The increase in wages between 2010 and 2014 reflects an ongoing recovery in the domestic economy and is consistent with the reduction in the unemployment rate. In 2014, wages increased by 1.9% in the public sector and 1.1% in the private sector. In 2014, in nominal terms, wages increased by 1.8% overall, with increases of 2.4% in the public sector and 1.6% in the private sector. The average monthly wage (adjusted for inflation) increased by 2.1% between December 2013 and December 2014.

Subsequent to the 2008 global financial crisis, and particularly from 2010 to 2013, there was significant improvement in the labor market. The unemployment rate decreased from 8.9% in 2009 to 5.9% in 2014. Employment increased by 17.6% between the second quarter of 2009 and the fourth quarter of 2014, and real wages increased by 4.3% during the same period. The unemployment rate has been in an overall declining trend since 2003; it declined gradually from a high rate of 12.0% in 2003 to 11.7% in 2004, 10.3% in 2005, 9.7% in 2006, 8.7% in 2007 and 7.4% in 2008. As a result of the global financial crisis and the slowdown in the Israeli economy, the unemployment rate increased to an average of 8.9% in 2009. In the latter half of 2009, the unemployment rate returned to a decreasing trend, reaching 8.0% in 2010, 7.0% in 2011, 6.9% in 2012, 6.2% in 2013 and 5.9% in 2014. Currently, the unemployment rate is at a historically low level of approximately 5.3% (in seasonally adjusted terms).

In 2013 (the most recent year for which poverty data is currently available), the improvement in the labor market contributed to the reduction of poverty in Israel; the percentage of families living in poverty rose from 19.8% in 2010 to 19.9% in 2011 and decreased to 19.4% in 2012 and 18.6% in 2013, the lowest percentage since 2004. The percentage of individuals living below the poverty line decreased from 24.8% in 2011 to 23.5% in 2012 and 21.8% in 2013. The percentage of children living in poverty increased from 35.3% in 2010 to 35.6% in 2011 and decreased to 33.7% in 2012 and 30.8% in 2013. The incidence of poverty among working families decreased from 13.8% in 2012 to 12.5% in 2013. Concerning different demographic groups, the incidence of poverty among Ultra-Orthodox (“Haredi”) Jews increased from 59.8% in 2012 to 66.1% in 2013. On the other hand, the poverty rate among Arabs decreased from 54.3% in 2012 to 47.4% in 2013. In 2013, the incidence of poverty among single parents with dependents was 27.5%, a decrease from 29.0% in 2012. The poverty rate among families with children was 24.8% in 2012 and decreased to 23.0% in 2013.

The labor force participation rate (the labor force as a percentage of the population over the age of 15) was 64.2% in 2014, an increase relative to the 2013 level of 63.7%. There has been steady, incremental improvement in the participation rate since 2002 when it was at 59.4%. However, the participation rate is negatively affected by the non-working populations in Israel, such as Haredi men and Arab women. The increase in the participation rate and the number of Israelis employed is attributable to, among other factors, overall economic growth and the successful implementation of the Government’s policy to cut transfer payments and lower taxation on labor.

The wave of Eastern European immigrants that came to Israel following the collapse of the Soviet Union led to significant growth in the Israeli labor force beginning in 1990. Despite the initial difficulties experienced by many of the professional and highly skilled immigrants in finding suitable employment, statistical data regarding employment trends in Israel suggest that immigrants have been successfully integrated into the labor market and are for the most part able to find employment suited to their educational level and employment qualifications. One important factor in this integration has been the growth in demand driven by Israel’s high-tech companies which matches the educational and professional background of many of the new immigrants.

Table No. 12

Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)

	2010	2011	2012	2013	2014
Permanent average population	7,620.8	7,763.1	7,905.7	8,056.0	8,211.9
Population aged 15+	5,488.6	5,584.9	5,672.0	5,775.1	5,884.7
Civilian labor force(2)	3,434.6	3,496.9	3,606.0	3,677.8	3,778.3
Labor force participation rate(3)	62.6%	62.6%	63.6%	63.7%	64.2%
Unemployment Rate	8.0%	7.0%	6.9%	6.2%	5.9%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey. Due to a change in the methodology, unemployment rate data through 2012 may give different values than those for 2013, as such data were calculated according to different conventions.
(2)	The sum of the number of workers and the number of job seekers.
(3)	Civilian labor force as a percentage of the population over the age of 15.

Source:  Central Bureau of Statistics.

Table No. 13

Unemployment Data by Demographic Group(1)

	2010	2011	2012	2013	2014
Men	8.3%	7.2%	6.8%	6.2%	5.9%
Women	7.7%	6.9%	7.0%	6.2%	5.9%
Population aged 25 – 64	6.9%	6.1%	5.9%	5.4%	5.0%

(1)	All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey. The unemployment rate for the years prior to, and including, 2012 is calculated according to the difference between participating and working persons as percentage of the number of participating persons.
Source:	Central Bureau of Statistics.

Table No. 14

Employment Data
Twelve-Months Ended December 31, 2014
(Wages in USD at Current Prices)

Month	Average Wage	Participation Rate	Unemployment Rate
January	$2,618	64.1%	5.9%
February	$2,639	64.4%	5.9%
March	$2,662	64.0%	5.8%
April	$2,672	64.0%	5.8%
May	$2,667	64.1%	6.0%
June	$2,720	64.7%	6.5%
July	$2,664	64.2%	6.2%
August	$2,559	64.2%	6.3%

Month	Average Wage	Participation Rate	Unemployment Rate
September	$2,530	64.3%	6.3%
October	$2,436	64.1%	5.6%
November	$2,376	64.4%	5.6%
December	$2,362	64.0%	5.6%
Average	$2,576	64.2%	6.0%

Source:	Central Bureau of Statistics and Bank of Israel; Calculations by the Chief Economist — Department at the Ministry of Finance.

In 2014, Israel’s population totaled 8.2 million, an increase of 1.9% compared to 2013. The population has grown at a steady rate of around 1.8% – 1.9% since 2006. The civilian labor force increased by 2.7% in 2014. Of the 3.78 million employed in the labor force in 2014, 35.5% worked in the public sector.

One of Israel’s most important resources is its highly educated work force. Based on OECD reports, approximately 46.4% of adults between the ages of 25 and 64 have attained tertiary education, compared to the 32.6% OECD average. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. In 2014, 40.2% of the work force consisted of employees with an academic, scientific, technical or related professional background, while 18.1% consisted of administrative or managerial employees. These percentages compare favorably with the percentages of such workers in other developed countries. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.

Table No. 15

Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)

	2010	2011	2012(1)	2013(2)	2014
Employment by Sector
Public Sector Employment	30.0%	30.3%	34.7%	35.2%	35.5%
Private Sector Employment	70.0%	69.7%	65.3%	64.8%	64.5%
Employment By Industry
Agriculture	1.6%	1.4%	1.6%	1.2%	1.1%
Manufacturing	14.3%	14.0%	12.9%	11.9%	11.8%
Water and electricity(3)	0.7%	0.8%	0.6%	0.9%	0.9%
Construction	5.4%	5.5%	4.6%	4.8%	4.9%
Trade	13.3%	13.5%	12.4%	11.7%	11.4%
Catering	4.6%	4.7%	4.4%	4.4%	4.3%
Banking and financial services	4.0%	4.0%	3.5%	3.4%	3.5%
Business services(4)	14.7%	14.4%	13.7%	16.8%	12.8%
Public administration	4.6%	4.9%	10.4%	10.5%	10.3%
Education	12.6%	12.9%	12.7%	12.0%	12.2%
Health, welfare and social work	10.4%	10.3%	10.0%	10.3%	10.6%
Transport	6.6%	6.6%	6.3%	4.3%	4.1%
Personal and other services(5)	5.1%	5.2%	4.9%	4.4%	4.3%
Services for households by domestic personnel	1.9%	1.8%	1.9%	1.9%	1.9%
Other	1.0%	1.6%	2.2%	1.6%	1.7%
Total workers(6) (In Thousands)	2,938	3,025	3,359	3,450	3,556

(1)	The 2012 – 2014 data is not comparable with previous years’ data due to a change in the Central Bureau of Statistics’ monthly labor force survey methodology.
(2)	Due to the reclassification of industries in 2013, the 2013 – 2014 data is not comparable to previous years’ data.
(3)	“Water and electricity” includes in the new classification: “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”
(4)	“Business services” includes in the new classification: “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”
(5)	“Personal and other services” includes in the new classification “Arts, entertainment and recreation” and “Other service activities.”
(6)	Israeli workers only.

Source:  Central Bureau of Statistics, Bank of Israel.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started, ownership of industry in Israel was divided among the Government, the organization of trade unions (“Histadrut”) and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent decades, the Government has made progress towards the privatization of state-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented structural market reforms aiming to enhance competition in certain essential monopolistic sectors such as the communications sector, oil refineries and the seaports. In addition, the Government introduced competition in additional sectors and industries, such as the electricity sector and capital markets.

The Government Companies Authority was established under the Government Companies Law, 1975. The Government Companies Authority is a professional unit of the Ministry of Finance, which is the government body charged with exercising the ownership function in state-owned enterprises, including overseeing privatizations and managing structural changes. The Government Companies Authority is responsible for the activity of all state-owned enterprises, including both commercial and non-commercial enterprises. As of December 2014, there were 100 state-owned enterprises, which include business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social services providers.

State-owned enterprises are divided by law into two main categories: Government Companies (including their Government Subsidiaries) and Mixed Companies. In addition to state-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.

Government Companies are companies in which the Government owns more than 50% of the voting shares or the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). In addition, the Government Companies Authority regularly issues circulars in accordance with the GCL (see “Privatization,” below). A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in or reorganize Government Companies.

Government Companies play a significant role in the Israeli economy. In 2014, they employed 1.6% of the Israeli work force, accounted for 7.4% of total exports and comprised 4.4% of fixed assets investments. These companies include several public utilities, monopolies and defense companies.

Mixed Companies are companies in which the State owns 50% or less of the voting shares or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are

subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.

The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to state-owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.

Privatization.  Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades aiming to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer to private entities of activities that were previously performed by Government Companies or statutory corporations.

In total, between 1986 and 2014, 98 Government Companies changed their status to either Mixed Companies or fully-private enterprises. The proceeds stemming from these privatizations totaled $14.2 billion. The most significant individual privatization transactions, measured by revenue, have been Israel Chemicals Ltd. in 1992, Zim Integrated Shipping Services in 2003, Bezeq in 1997 – 2005, El Al Israel Airlines Ltd. in 2003 – 2007, Oil Refineries Ltd. in 2006 – 2007, and Eilat Port Company Ltd. in January 2013. In parallel, the Government sold its shares in the major Israeli banks that came into state ownership following the 1983 banking crisis. The State remains a minority shareholder only in one bank, Bank Leumi, in which it currently holds 6.03%.

The implementation of the privatization policy includes a reduction of the State’s holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services, and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the State enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among other things accuracy and transparency in financial statements and internal controls systems of Government Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.

On October 5, 2014, it was decided by a Government resolution to privatize 25% to 49% of the State’s holdings in certain Government Companies in which the State has a long-term interest to control. Certain other Government Companies can be completely privatized.

Table No. 16

Selected State-Owned Companies
(As of December 31, 2014)(1) (In Millions of Dollars, Except Percentages)

Company Name	Direct/ Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Revenue
Israel Electric Corp. Ltd.	99.85%	22,504	14,902	7,042
Israel Aerospace Industries Ltd.	100.00%	4,782	742	3,827
Rafael-Advanced Defense Systems Ltd.	100.00%	2,490	372	1,963
Israel Military Industries Ltd.(3)	100.00%	916	445	477
Israel Ports Development and Assets Company Ltd.(2)	100.00%	1,678	22	255
Ashdod Port Company Ltd.(2)(3)	100.00%	942	283	300
Haifa Port Company Ltd.(2)	100.00%	638	122	207

Company Name	Direct/ Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Revenue
Israel Railways Ltd.	100.00%	5,622	5,142	861
Mekorot Water Company Ltd.(3)	91.57%	3,701	2,209	1,250
Israel Postal Company Ltd.(3)	100.00%	1,396	382	496
Israel Natural Gas Lines Company Ltd.(3)	100.00%	1,364	1,108	126
Netivei Israel-National Transport Infrastructure Company Ltd.	100.00%	494	103	1,534
Petroleum & Energy Infrastructures Ltd.(3)	100.00%	381	43	86

(1)	Based on consolidated NIS-denominated financial statements prepared in accordance with either Israeli generally accepted accounting principles or IFRS. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31 set forth in Table No. 1.
(2)	Spun-off from the Ports Authority in 2004.
(3)	According to draft 2014 financial statements.

Sources:  Ministry of Finance, Government Companies Authority.

Below are summary descriptions of the state-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.

Israel Electric Corporation Ltd.

IEC is a monopoly supplying most of Israel’s electricity demand. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. Since the enactment of the law, the Government and several ministries have made a number of decisions and recommendations regarding the electricity sector, some of which were subsequently adopted as amendments to the law. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest, to ensure the reliability, availability, quality, and efficiency of services, to create conditions for competition and to minimize costs. The Electricity Sector Law’s numerous amendments outline the separation of activities in the generation, transmission, distribution and supply of electricity. The law provides for, among other things, tariff supervision (including efficiency incentives) regulating IEC’s profits and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds licenses that permit it to conduct its business. The law provides for transition periods during which IEC has been granted licenses to generate, transmit, distribute and supply electricity. IEC currently holds licenses to generate electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until January 1, 2016.

Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government also plans to establish an independent system operator that will oversee and manage the electricity system. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.

In July 2013, a ministerial steering committee was formed to address the issue of electricity and the electricity sector. The committee’s tasks were: (1) Examining the optimal structure for the electricity sector and IEC, taking into consideration existing acceptable models around the world as well as those considered heretofore, including the model presented to IEC in recent years, emphasizing the implementation of competitive segments; (2) Examining the financial strength of IEC and implementing reforms that adequately raise the financial performance of IEC; (3) Examining IEC’s internal efficiency program; and (4) Proposing a comprehensive reform for the electricity sector and IEC, in light of the foregoing. In March 2014, the committee submitted draft recommendations and called for public comment regarding such draft recommendations during the 30 day comment period. In addition, a negotiating team was established to hold discussions with IEC employees and management and to reach an agreement regarding IEC employees’ rights and the impact of structural changes in the electricity sector on such rights. The negotiating team conducted numerous meetings with employees, the Histadrut and management in an attempt to reach agreement on such issues. While the parties have made progress, a comprehensive agreement has not been reached as the parties continue to disagree on several fundamental issues.

Defense Oriented Companies

Israel Aerospace Industries Ltd., Israel Military Industries Ltd. and Rafael-Advanced Defense Systems Ltd. are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Israel Aerospace Industries raises money on the TASE through the issuance of bonds, including $110 million in 2009, $318 million in 2013 and $132 million in 2014. On December 23, 2013, the Ministerial Privatization Committee decided to privatize Israel Military Industries by establishing a new Government Company to which the business-oriented activity of Israel Military Industries would be transferred, and such new company would be sold in a private sale to one or a group of investors from Israel or abroad; during March 2015, the Government Companies Authority began the selling process. On October 7, 2014, the committee decided to privatize 20% to 49% of the State’s holdings in Israel Aerospace Industries and Rafael-Advanced, which will take place during 2016 – 2017.

Ports Companies

The Ports Authority, which historically functioned as an operating port authority (with ownership over all port property and assets and responsibility for all vessels and cargo handling operations in Israel’s ports), was one of the strongest and most significant monopolies in Israel. In July 2004, the Knesset passed a law abolishing the Ports Authority and dividing its activities among three newly-formed Government Companies, each responsible for operating the ports of Haifa, Ashdod and Eilat, respectively. An additional Government Company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The implementation of the port sector reform began in February 2005 when the Ports Authority was abolished and the aforementioned companies commenced operations. As part of the privatization process, it was planned that portions of the three port operating companies would be sold to private investors. In September 2009, the Government reached a decision regarding the gradual privatization of the Ashdod and Haifa port companies. The Government’s current policy toward the Ashdod and Haifa port companies contemplates the sale of predetermined percentages of the Government’s holdings of these companies in several stages. In 2010, the Ministerial Privatization Committee decided that the Government would sell all of its holdings in the Eilat Port Company through a private sale. In January 2013, the Eilat Port Company was successfully sold to Papo Maritime Ltd. Papo Maritime paid the State NIS 105 million for the right to manage and operate the port for the next 15 years. Papo Maritime will pay another NIS 105 million should it decide to exercise an option to extend the lease for 10 additional years and provided it meets certain predetermined operational targets. In July 2013, the Government announced its plan to build two additional container terminals, one in the Haifa area and one in Ashdod. During 2014, the Israel Ports Development and Assets Company published a global tender for establishing and operating these new facilities and, in January 2015, signed contracts to build the facilities with two companies and will sign contracts with two global operators for each of the new terminals in May 2015.

The Government Companies Authority is currently working on the initial public offering of Ashdod Port’s stock on the TASE toward the end of 2015. Haifa port’s initial public offering is planned to take place in 2016.

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in March 2006 to replace the Postal Authority. These Government Companies were established as part of a comprehensive reform in the postal sector which included, among other things opening the postal sector to competition, licensing the operations of the companies and setting fees for postal services.

In September 2006, the Government passed a resolution in principle according to which the Postal Company, including the Postal Bank, would be privatized in two stages. During the first stage, up to 49% of the companies’ shares would be offered on the TASE. During the second stage, the remaining shares would be sold to strategic investors.

In 2010, the Postal Company raised $106.7 million through a private issuance of bonds.

In 2012, an amendment was added to the Postal Law that enhanced the status of the Postal Bank as an independent subsidiary of the Postal Company and its financial services. The Ministry of Communications and the Ministry of Finance are implementing the relevant arrangements relating to such amendment.

In 2013, due to continuing poor financial performance and negative cash flow, the Postal Company presented a comprehensive recovery plan to the Ministry of Finance and to the Ministry of Communications. During 2014 the two ministries signed recommendations regarding the Postal Company’s tariffs and regulation, and in 2015 regulations regarding the Postal Company were signed and the tariffs were updated. In January 2015, the Postal Company signed a collective agreement with its employees to reduce the workforce by 1,200 positions and to implement changes regarding the employees’ working environment. In March 2015, an investment agreement was signed with the State to enable the financing of the recovery plan.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. In 2003, Israel Railways began operating as a Government Company and commenced a five year, $4.5 billion investment plan. In August 2007, this plan was updated and expanded to $7.8 billion, to be implemented in years 2003 – 2013. In 2008, the Government and the company entered into a new infrastructure and investment agreement. This agreement, together with the investment plan, is expected to have a long-term positive impact on the Israeli transportation system in particular and on the Israeli economy in general. In December 2009, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidization of the company’s ongoing activity. This agreement was revised in 2014. The new agreement deals with the current subsidization and development subsidization until 2020.

In 2015, the Israel Railways raised $253 million on the TASE through the issuance of bonds. The money received from the bonds will finance the company’s investment plan. The company presented profits for the first time as the annual year of 2014 ended with a $400 million net profit.

From 2010 to 2012, the Ministries of Finance and Transportation held discussions with Israel Railways’ employees and the Histadrut regarding making structural changes in the company. After protracted negotiations, the parties reached an agreement which was made effective through a Government decision to establish two railway subsidiaries: (1) Israel Railway Station Development Company Ltd. which will enable the development of real estate compounds surrounding Israel Railway stations; and (2) Israel Rail Cargo Company Ltd. which will handle transportation of cargo. In addition, Israel Railways employees agreed to outsource 30% of the maintenance of portable electronic equipment. As of May 2015, the subsidiary companies have a board of directors and are now seeking a chief executive officer. The subsidiary companies have yet to begin operations.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 266 kibbutzim in Israel with approximately 140,100 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 443 moshavim with approximately 295,400 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring the voluntary discharge of part of the moshavim’s bank debt, partial repayment of outstanding debt by the moshavim using the proceeds of certain mandatory asset sales by the moshavim, and restructuring of the remaining of the moshavim’s debt at below-market interest rates. As of December 31, 2014, the remaining outstanding debt of moshavim amounted to NIS 2 million as compared to NIS 2.5 million at the end of 2013.

In 1989 and 1999 the kibbutzim, their bank creditors and the Government signed a series of agreements targeting the establishment of a rescue and recovery program for the kibbutzim. In accordance with these agreements, an aggregate debt of NIS 15.89 billion (calculated as of December 31, 2007) was voluntarily discharged and written off by the banks, out of which NIS 6.66 billion was paid to the kibbutzim’s bank creditors by the Government. An additional NIS 13.3 billion of the kibbutzim’s outstanding bank debt was restructured and funded entirely by below-market loans extended by the Government to the kibbutzim’s creditors. As of December 31, 2014, the remaining outstanding debt of the kibbutzim amounted to NIS 32 million as compared to NIS 36 million at the end of 2013.

The Environment

Since the establishment of the Ministry of Environmental Protection (“MOEP”) in 1989, Israel has enacted many laws and regulations relating to the protection of the environment. The MOEP seeks to, among other things, (i) protect, rehabilitate and prevent the misuse of ecosystems, natural resources and open spaces; (ii) protect the public and the environment from pollution and nuisances; (iii) prepare for adaptation to climate change; (iv) promote sustainable growth and the integration of sustainability in government, the private sector and amongst the public; and (v) develop the MOEP’s ability to accomplish its mission efficiently and effectively. The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process, and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental protection and ensured that its national legislation conforms to these conventions. Israel is a party to international conventions on such subjects as climate change, trans-boundary movements of hazardous waste and chemicals, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species, and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in February 2004 and soon thereafter created a Designated National Authority for the Clean Development Mechanism. The Clean Development Mechanism in Israel provided investors from countries under Annex I of the Kyoto Protocol with opportunities to implement projects in a wide variety of fields, mainly during the years 2008 – 2012. By December 2013, over 60 projects had been approved by the Designated National Authority, of which around 30 were registered with the UNFCCC. Israel is expected to ratify the Stockholm Convention on Persistent Organic Pollutants by the end of 2015.

An inter-ministerial committee was established to prepare recommendations for a national plan for the mitigation of greenhouse gas (“GHG”) emissions in Israel. The committee submitted its findings to the Government and, in November 2010, a national plan was approved for the reduction of GHG emissions to meet a national target to reduce GHG emissions by 20% by 2020 (as compared to a “business as usual” scenario).

Within the framework of the national plan, the Government allocated NIS 2.2 billion for the implementation of various abatement measures up to the year 2020 to be carried out by the relevant ministries. The measures included, among other things, a subsidy program for projects targeting the reduction of greenhouse gas emissions in the industrial, commercial and public sectors; reduction of electricity consumption in the household sector through replacement of inefficient refrigerators and air conditioners with energy-efficient models; green building projects; investment in education and information projects and; subsidies for energy surveys in the industrial and commercial sectors. A mandatory requirement for all projects approved in the subsidies program, which was coordinated jointly by the MOEP and the Ministry of Economy, was the submission of a verified annual emissions reduction report to the MOEP until at least 2020. In 2011 – 2012, 206 projects were approved for funding at a total budget of NIS 106 million, and they are expected to result in a significant reduction in GHG emissions by 2020.

In May 2013, funding for implementation of the national plan was suspended for a period of three years, including the above-mentioned subsidies program, making it extremely difficult for Israel to meet its target of 20% reduction by 2020. Despite the budget cut, however, the MOEP is establishing a national system for the management of greenhouse gases, which will include a measuring, reporting, and verification system based on UNFCCC requirements. An inter-ministerial committee headed by the Director General of the MOEP is currently examining the economic potential of GHG reduction policies in all sectors of Israel through 2030. Recommendations for a national reduction target for 2030 are expected to be presented to the Government in June 2015, following which, Israel’s “intended nationally determined contribution” will be submitted to the Secretariat of the Climate Change Convention.

A voluntary registry for the accounting and reporting of GHG emissions was launched in July 2010. Over 50 companies and organizations have joined and reported on their GHG emissions for 2014. To encourage and recognize companies and organizations that join the registry and report their GHG emissions, an awards program was established with certificates of recognition signed by the Minister of Environmental Protection. Level 1 award certificates are presented to entities to recognize reporting; Level 2 awards are presented to entities that have their reports verified by a third party that received certification; and Level 3 awards are presented to entities that submit certified emissions reductions. Four companies received Level 2 awards in 2014.

In 2013, the MOEP and the Small and Medium Enterprises Authority at the Ministry of Economy launched a program initiative to promote sustainable business in Israel. The program offers subsidized professional advice to businesses in environmental and energy efficiency areas. This program constitutes part of a wider system that provides professional consultation to existing and new businesses in areas such as establishing a business, business management, financial management, marketing and sales, operations, industrial design and exports. Increased environmental and energy awareness is expected to result in energy savings and a reduction in GHG emissions.

Israel has enacted several environmental laws and regulations, including regulations on the prevention of water pollution, such as requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (enacted in 2004) and stringent standards for 36 different parameters to bring wastewater treatment to a level creating effluents suitable for unrestricted irrigation and discharge into rivers (enacted in 2010). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were announced to implement the Montreal Protocol (amended in 2009) by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment which acknowledges the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations), was enacted in January 2006 and regulations came into effect in January 2010.

The Clean Air Law came into effect in 2011, providing a framework for the reduction and prevention of air pollution by setting responsibilities and imposing obligations on the Government, local authorities and the industrial sector. The comprehensive law relates to a wide range of provisions including requirements that major industrial polluters obtain emission permits, publication of air quality data and forecasts, granting the MOEP authority over vehicular pollution, formulation of a national plan for the reduction and prevention of air pollution, air pollutant monitoring and sampling, and increased enforcement and stricter penalties. Air quality standards that became effective in May 2013 prevent new factories from receiving building permits if they are expected to exceed the pollution emission standards and require existing factories to meet pollution emission standards by May 2015. To encourage the reduction of air pollution from vehicles, the Government imposes a vehicle sales tax that is linked to the pollution level emitted from the vehicle. The sales tax on hybrid cars was 30% from 2005 through the end of 2014 and is 45% in 2015, 60% in 2016 and thereafter will be identical to regular cars. The sales tax on electric cars was 8% through the end of 2013, 10% in 2014, and will be 30% between 2015 and 2019. The sulfur content of transport fuels has been significantly reduced to 10 ppm (in accordance with Euro 5 standards). New passenger vehicles are required to comply with stringent Euro 5 standards and new heavy-duty vehicles with Euro 6 standards. All vehicles are now required to go through stricter annual air pollution checks.

Israel has implemented measures to promote Sustainable Materials Management. Israel has been implementing extended producer responsibility in the waste sector. Regulations on the collection of beverage containers (deposits) for recycling were enacted in 1999 and amended in 2010. The Knesset enacted the Tire Disposal and Recycling Law in January 2007, imposing the responsibility of collecting and treating used tires on importers, manufacturers and retailers. In 2011, the Knesset enacted the Packaging Law which imposes direct responsibility on producers and importers for collecting and recycling the packaging waste of their products. The law provides for the prohibition of landfilling of packaging waste by 2020. In March 2014, the Environmental Treatment of Electronic Equipment Law came into force and imposes responsibility on manufacturers and importers of electronic products in Israel to finance the collection and treatment of their market share’s worth of the waste. The goal is to reach a rate of at least 50% recycling of electronics waste by 2021. In 2014, the MOEP drafted a proposed law that will prohibit supermarkets from giving customers plastic bags free of charge. Future regulations will prohibit the landfilling of recyclable materials, including biodegradable organic material, tires, cardboard and paper. The overall goal of Sustainable Materials Management is to achieve 50% recycling of all types of solid waste by 2020 and to landfill no more than 30% of solid waste produced annually by 2030.

In July 2007, a landfill levy was imposed on municipal waste, seeking to internalize the costs associated with landfills. An amendment came into effect in 2011, gradually but significantly raising the landfill levy which currently stands at 109 NIS per ton of mixed waste and 73 NIS per ton of dry waste, as compared to 50 NIS and 10 NIS, respectively, in 2011. The MOEP recommends raising the levy further after 2015. Revenues from the levy are dedicated to establishing infrastructure aimed at reducing landfilling. Since November 2011, approximately 400 million NIS have been allocated to local authorities or private entrepreneurs for the construction or upgrading of 19 organic waste treatment facilities and 10 sorting transfer stations for mixed municipal waste, in addition to 500 million NIS allocated to local authorities for separation at source schemes. Another 100 – 150 million NIS are to be allocated in the near future for the same purpose. Sorting transfer facilities include two phases of waste treatment: (1) sorting of the waste into its different components, with recyclables going to material recovery facilities; and (2) treating the organic portion of the waste (such as food remnants), which constitute 34% of the municipal waste, at composting facilities where the waste will be transformed into fertilizer for agricultural uses, and at anaerobic digestion facilities where the biodegradable waste will be fermented to produce biogas for the generation of electricity. The electricity produced from the anaerobic facilities will be sold through the electricity grid under preferential tariffs.

A build-operate-transfer tender for the design, finance, construction, operation and maintenance of a municipal solid waste treatment plant using a private-public partnership model will be published in 2015 (an international preliminary tender achieved 7 proposals). The winning bidder will build the facility, operate it for 25 years in accordance with standards set by the tender, and then transfer ownership to the State at no cost. This waste-to-energy facility is expected to be the largest such plant in the Middle East and one of the largest in the world. It will use anaerobic digestion to produce biogas and fertilizer from sorted and unsorted municipal solid waste at an aggregate input capacity of approximately 1,200 tons per day.

To further promote Sustainable Materials Management, the preparation of a National Materials Management Strategy commenced in 2014 and is expected to continue until mid-2015 through an inter-ministerial process. In addition to a general plan on managing materials in Israel, specific plans focus on waste types especially relevant for Israel: plastic, paper and cardboard, tires and aggregates. The strategy will identify policy measures that could be implemented to promote sustainable materials management and will include the development of indicators to assess the efficiency of resource use and a national resources account which is expected to show annual changes in resource amounts and the economic value of environmental pollution and damage.

The Sheshinski Committee II, which examined the policy concerning state taxation for the use of national natural resources, recommended to establish an inter-ministerial committee, headed by the Director General of the MOEP, aimed at creating a new market-based economic tool — an environmental levy on construction aggregates (including sand, gravel and crushed stone) to help internalize negative externalities, promote efficiencies in the quarrying sector, and encourage use of substitutes for aggregates (including recycled construction materials). The fiscal changes that the committee recommended will come into force in 2017.

Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws. The Prevention of Land Contamination and Remediation of Contaminated Land Law passed initial review in the Knesset in August 2011 and is expected to provide a comprehensive response to the treatment of thousands of pollution sites that constitute a health and environmental hazard. The proposed law defines contaminated land and sets forth guidelines to prevent contaminated land by putting in place procedures for identifying, cleaning up and establishing financial mechanisms to deal with contaminated land, and for informing purchasers about contamination of land. An industrial chemicals management and registration mechanism is currently under development and is expected to be operational by 2017.

Construction on a new ammonia factory in Mishor Rotem in southern Israel is set to be complete in 2017. After a pre-qualification tender in January 2014 for participation in the process to select an appropriate plot of land upon which to build a new ammonia factory, eight proposals were submitted and Mishor Rotem was selected as the location. The factory will supply at least all domestic consumption of ammonia — approximately 120,000 tons per year in the current market. The factory is considered a project of national importance because of the importance of ammonia to industrial and commercial uses, and national planning institutions will be asked to give it priority. Completion of the new factory will result in the closure and emptying of the ammonia storage tank in Haifa Bay.

Implementation of Integrated Pollution Prevention and Control (“IPPC”) is currently achieved through licensing under the Licensing of Businesses Law (for waste and wastewater) and the Clean Air Law (for air emissions) which requires industrial plants with the potential for significant air pollution to obtain an emission permit. IPPC implementation is underway in major industrial areas and will be gradually implemented at facilities applying for air emission permits with respect to the sectors designated in the Clean Air Law. The permit request procedure requires a facility to submit a consolidated request for a business license and an air emission permit, and the request is examined using an integrated approach based on IPPC methodology and best available techniques. The minerals and metals production and processing sectors are subject to the permit request procedure, and the procedure will soon be implemented in the food production and waste management sectors.

An Integrated Environmental Licensing Law is being prepared and is expected to be approved by 2016. The law will streamline multiple environmental permits into one integrated permit, thus creating one unified and simplified approval procedure, and the law will help remove obstacles such as bureaucratic and cumbersome licensing procedures, lack of centralized information, and inadequate government support, while providing certainty to the drivers of change in the industrial sector, facilitating high environmental performance and serving as a green track to innovation. The law, to be based on the EU’s IPPC methodology, will affect factories in sectors that have a significant environmental impact, and the frequency of inspection of these factories will be based in part on the MOEP’s “Red List” which was published in November 2014 and rates publicly traded and governmental companies by pollution emissions as well as violation of laws, standards and regulations.

The Asbestos Law, which became effective in March 2011, seeks to prevent and minimize environmental and health hazards caused by asbestos and harmful dust. The law prohibits new uses of asbestos and requires the gradual phase out of friable asbestos in public buildings, industrial facilities and Israel Defense Forces vehicles and equipment to prevent the health hazards associated with exposure to this carcinogen.

The Freedom of Information Regulations (Public Access to Environmental Information), 2009, requires a wide range of environmental information held by public authorities to be made accessible to the public, free of charge. The regulations came into effect at the end of 2010. In March 2012, the Environmental Protection Law (Pollutant Release and Transfer-Registering and Reporting Obligation), 2012, was approved by the Knesset and requires the industry to report the annual quantity of emissions of pollutants (including GHG emissions) and waste transfers from 460 facilities with the most significant environmental impact. The information for 2012 and 2013 has been made publicly available on an Internet-based Pollutant Release and Transfer Register which became operational in December 2013 (http://www.sviva.gov.il/prtrisrael/pages/default.aspx).

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the State. As of February 2009, all ministries and Government Companies are required to use at least 20% recycled materials in all new national projects. In October 2011, the Government approved the proposal to prepare a national green growth strategy for the years 2012 – 2020. The national plan, which was presented to the Government in September 2012 and is being implemented, assesses the economic potential of a transition to a green economy and recommends measures for implementation. The plan is expected to add billions of NIS to the Israeli economy in addition to saving billions more of NIS that are currently invested in combating environmental and health hazards. The recommendations relate to the following subjects:

•	Removing obstacles to green growth: mapping and removing environmentally harmful subsidies and dealing with regulatory failures.
•	Encouraging the environmental technologies industry: developing new industry and creating markets for green products and services, accelerating green innovation, developing the environmental technologies industry including professional training, and increasing Israel’s competitiveness and promotion of export.
•	Promoting employment in sectors that promote environmental sustainability.
•	Transitioning to sustainable industry: promoting clean production, implementing of efficiency surveys in production, energy and water processes and, in environmental industrial design for small and medium businesses, promoting green industrial zones, increasing use of eco-efficiency indicators and environmental management systems and integrating environmental legislation and licensing procedures.
•	Transitioning to a more environmentally-friendly business sector.
•	Transitioning to green consumption, including a boost to green public procurement, taxation of environmentally unfriendly products and anti-“greenwash” measures.

In December 2009, the Government decided to require its ministries to take measures to reduce their consumption of paper, water and electricity according to set annual targets. In 2010, Israel’s Accountant General issued instructions requiring the use of recycled construction and demolition waste in Government or ministry contracts and in large-scale infrastructure bids issued by the State. Economic ministries, especially the Ministry of Finance and the Ministry of Economy, have taken the lead in recent years in promoting initiatives such as tax incentives imposed on private vehicles based on their level of pollutants emissions, environmental fair disclosure standards and environmental risk management. Examples of such initiatives include: the Israeli Securities Authority requirement of environmental risk management and disclosure by issuers of securities (effective March 2011, public corporations must include environmental risks in their reports to the ISA); the Bank of Israel’s Supervisor of Banks’ issuance of guidelines to banks recommending the incorporation of environmental risks among general banking risks; the Ministry of Finance’s Regulator of Insurance and Capital’s requirement that environmental risks be assessed by investment bodies; and the Government Companies Authority’s requirement that an annual report on environmental risks be reviewed by a company’s management committee and that a periodical report on sustainability be prepared by all Government Companies. In July 2011, the MOEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation and construction management.

The Government has taken several steps to decrease pollution produced by public utility providers. In November 2002, the Government called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the Public Utility Authority (see “The Economy — Water and Electricity,” above) established tariffs for the production of electricity from renewable resources based on the estimated costs of pollution prevention per ton of emissions. In addition, in 2008, the Public Utility Authority introduced fees in tariffs for small scale photovoltaic solar installations. A Government decision from January 2009 set a target of 10% renewable energy use and 20% reduction in energy demand by 2020, followed by an additional decision on ways to promote renewable energy use. In 2009, the Government also set a target of 20% reduction in electricity consumption by 2020. The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement from the electricity sector.

Israel’s 2010 acceptance as a member of the OECD has major ramifications for the State’s environmental protection regime, as the State continues to take steps to comply with the OECD’s decisions and recommendations, including further implementation of chemicals management, IPPC and comprehensive waste management.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments1

Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers); and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.

In the latter half of the 1990s, the current account deficit steadily decreased, mainly due to an improvement in Israel’s terms of trade and a greater increase in exports than in imports. Israel’s current account transitioned into a surplus of $0.9 billion in 2003 and has been mostly positive since. Between 2003 and 2006, the current account surplus grew gradually, reaching 5.2% of GDP in 2006 ($8.0 billion). In 2007, the current account surplus was 4.3% of GDP ($7.5 billion) and, in 2008, the surplus declined to 1.4% of GDP ($3.1 billion) due to a greater increase in imports than in exports. In 2009, the current account grew to a surplus of 4.0% of GDP ($8.3 billion) as a result of a greater decrease in imports than in exports. In 2010, trade remained strong, contributing to a high surplus in the current account of 3.5% of GDP ($8.1 billion). In 2011, due to a significant increase in imports, the current account surplus declined to 2.6% of GDP ($6.8 billion). In 2012, Israel had a current account surplus of 1.8% of GDP ($4.5 billion). In 2013, the current account surplus was 2.8% of GDP ($8.1 billion). In 2014, due to improvement in the primary income balance and secondary income (current transfers), the current account surplus was 3.7% of GDP ($11.3 billion).

Between 2005 and 2008, annual export growth averaged 12.6%, led by an increase in high-tech exports. The global economic crisis, coupled with the lagged effect of the appreciation of the real exchange rate in 2008, had a negative impact on exports in 2009, with exports of goods and services declining by 16.8%. The concurrent decline in imports was sharper (-24.7%), which helped maintain a high surplus despite the global crisis. In 2010 and 2011, exports of goods and services recovered and grew by 18.2% and 14.9%, respectively. Imports grew faster than exports in both 2010 and 2011 (by 21.2% and 20.4%, respectively), leading to a decrease in the current account surplus. In 2012, exports grew by 1.3%, while imports decreased by 0.4%, reflecting slower growth than in 2010 and 2011. In 2013, exports grew by 1.5%, while imports decreased by 0.5%. In 2014, exports grew by 1.6% and imports grew by 1.9%.

Current transfers, which include assistance furnished by the United States, German reparations, and personal and institutional remittances, increased in 2014 by 7.1% to $12.4 billion, following an 11.6% increase in 2013 and a 5.9% decrease in 2012.

Official reserves stood at $86.1 billion at the end of 2014, an increase of 5.3% from the previous year. In March 2008, the Bank of Israel announced a two-year policy of daily purchases of foreign currency in order to increase the reserves. Official reserves increased by 48.9% in 2008 from a low level of $28.6 billion at the end of 2007, to $42.5 billion at the end of 2008. In 2009, the Bank of Israel continued its foreign currency purchases and reserves reached $60.6 billion by the end of that year, an increase of 42.6%. During 2009, the Bank of Israel terminated its scheduled purchasing policy and announced that it would intervene in the foreign exchange market in the event of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly. By the end of 2011, foreign currency reserves reached $74.9 billion, reflecting an increase of 5.6% from the end of the previous year. The Bank of Israel did not purchase foreign currency between the end of August 2011 and April 2013. As a result, the Bank of Israel foreign currency reserves grew in 2012 at a low pace of 1.4%, reaching $75.9 billion as the end of 2014.

[1]	As presented in this section, balance of payments data are calculated at current U.S. dollar amounts while foreign trade data are calculated at constant NIS prices. Due to these differences in calculation methodology, there may be inconsistency among the data presented under the subsections “Balance of Payments” and “Foreign Trade.”

In May 2013, the Bank of Israel announced its plan to resume purchasing foreign currency to counteract the adverse effects on the balance of payments of natural gas production from the Tamar reservoir, which began operating in late March 2013. Following the beginning of production from the Tamar reservoir, there were appreciation pressures on the NIS. The Bank of Israel’s intervention in the foreign exchange market, for the first time since 2011, was intended to offset the appreciation pressure on the NIS resulting from the increased domestic production of natural gas in order to avoid the phenomenon known as “Dutch disease,” which could negatively impact Israel’s economy. The Bank of Israel purchased $5.6 billion by the end of 2014 within the framework of this plan. Due to this plan, as well as foreign exchange purchases not included in the plan, the Bank of Israel foreign currency reserves grew by 7.8% and 5.3% in 2013 and 2014, respectively, reaching record levels of $81.8 billion and $86.1 billion by the end of 2013 and 2014, respectively. In December 2014, the Bank of Israel announced that it projects that the overall effect of natural gas production on the balance of payments in 2015 will be $3.1 billion, and that it will purchase foreign currency in 2015 accordingly. The Bank of Israel continues to purchase foreign currency under the above-mentioned program.

Israel’s external debt position (liabilities to foreigners minus assets abroad, negative values represent surplus of assets against liabilities) has been favorable since the end of 2003. Net external debt amounted to negative $99.5 billion (-35.6% of GDP) at the end of 2014, following a negative $81.8 billion (-27.1% of GDP) at the end of 2013.

Table No. 17

Balance of Payments(1)
(In Millions of Dollars)

	2010	2011	2012	2013	2014
Current Account Receipts
Exports of goods and services	82,212	94,434	95,693	97,155	98,712
Income from abroad	6,400	7,913	7,694	8,222	9,637
Current transfers	10,665	11,059	10,412	11,615	12,442
Total current account receipts	99,726	113,407	113,799	116,992	120,790
Payments
Imports of goods and services	77,021	92,771	92,418	91,923	93,715
Income to foreigners	11,600	11,347	14,442	14,508	13,246
Current transfers	2,523	2,465	2,404	2,495	2,448
Total current account payments	91,144	106,583	109,265	108,926	109,409
Balances
Trade in goods and services	5,191	1,663	3,274	5,232	4,997
Net income	-5,201	-3,433	-6,748	-6,286	-3,610
Net current transfers	8,142	8,594	8,008	9,120	9,994
Current account balance	8,132	6,824	4,534	8,065	11,381
Capital Account
Capital account balance	1,184	1,451	778	1,806	2,594
Financial Account Investments Abroad
Direct investment	8,589	9,166	3,257	5,502	3,667
Portfolio investment	9,181	3,450	7,531	9,348	10,337
Other investments	-217	683	-2,409	4,177	4,687
Financial derivatives	-30	12	-297	-458	-421
Change in reserves assets	11,912	4,535	-179	4,357	7,395
Total investments abroad	29,436	17,846	7,903	22,925	25,664
Investments in Israel
Direct investment	6,335	8,728	8,468	12,448	6,738
Portfolio investment	8,985	-5,370	-3,323	1,771	9,555
Other investments	3,500	1,523	-3,677	-812	-6,597
Total investments in Israel	18,820	4,881	1,468	13,407	9,696
Net Financial Transactions
Direct investment	2,254	438	-5,211	-6,946	-3,071
Portfolio investment	195	8,820	10,855	7,578	781
Other investments	-3,716	-840	1,267	4,989	11,284
Financial derivatives	-30	12	-297	-458	-421
Change in reserves assets	11,913	4,535	-179	4,357	7,395
Financial Transactions Balance	10,616	12,965	6,435	9,519	15,968
Statistical discrepancies(2)	3,094	4,689	1,123	-353	1,992

(1)	Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.
(2)	Including unclassified financial transactions and financial transfers.
Source:	Central Bureau of Statistics.

Foreign Trade

Export growth plays a significant part in Israel’s overall economic growth and demonstrates the increasing competitiveness of the Israeli economy.

Export of goods2 and services have exhibited strong growth, increasing each year between 2003 and 2015, with the only exception being 2009 when industrial exports were affected by the global economic crisis. Goods and services exports increased by 18.2% from 2009 to 2010, and increased 14.9%, 1.3% and 1.5% annually from 2011 to 2013, respectively, to a level of $97.155 billion in 2013. Exports of goods and services in 2014 stood at $98.712 billion, a 1.6% increase from the total of 2013 which stood at $97.155 billion.

Imports of goods and services in 2014 stood at $93.715 billion, a 1.9% increase from the total of 2013 which stood at $91.92 billion.

Asia is becoming increasingly important as a destination for Israeli exports as the percentage of Israeli exports to the region has grown from 14% to 20% of total exports between 2005 and 2014. The countries that contributed the most to the growth are (in order of significance): China (excluding Hong Kong), Malaysia, India and Vietnam.

In the last decade, the Government has allocated an increasing amount of resources through its different agencies to facilitating trade with countries in Asia, including negotiating a free trade agreement with India.

Trade Liberalization

Since 1990, Israel has undertaken several unilateral steps to further enhance market liberalization. A principal feature of the Government’s trade liberalization program, which began in 1991, consists of the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agricultural produce) and the gradual decrease of custom tariffs.

In 2014, average customs duties on imports subject to customs duties were approximately 1%, down from an average of 25% or higher in 1991. This reduction in average customs duties on imports is complemented by a reform in the standardization area where most mandatory standards are replaced with international standards combined with facilitation of imports processes.

[2]	Israeli trade data commonly excludes diamonds. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

Table No. 18

Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)

	2010	2011	2012	2013	2014
Agriculture(1)
Seasonal crops	715	712	674	728	646
Fruits	420	434	473	535	486
Other	231	236	227	233	237
Total	1,365	1,382	1,373	1,495	1,369
Industrial (excl. polished diamonds)
Mining and quarrying	168	214	220	212	283
Food, beverages and tobacco	692	840	841	838	821
Textiles, clothing and leather	1,059	1,011	952	920	839
Wood, furniture, cork, paper and printing	501	574	544	413	422
Chemicals and refined petroleum	9,174	11,588	10,604	12,306	11,687
Pharmaceutical products	6,626	7,291	6,845	6,318	6,514
Rubber and plastics	1,623	2,730	1,830	1,969	2,079
Basic metal products	968	1,069	935	746	699
Metal manufacturing assembly, machinery and equipment	4,134	4,806	4,956	4,996	5,761
Electronic components and computers, medical and optical equipment	11,214	11,781	11,852	12,639	12,519
Electrical equipment	1,244	1,349	1,562	1,375	1,401
Transport equipment	2,379	2,385	2,181	2,449	2,621
Jewelry	435	475	460	525	641
Other non-metallic mineral products	258	303	330	355	406
Miscellaneous	119	135	116	126	120
Total	42,814	48,431	46,782	48,746	49,506
Diamonds(1)	16,402	20,657	17,472	19,018	—
Diamonds (net)(2)
Polished	5,872	7,489	5,622	6,294	6,308
Rough	3,064	3,535	2,741	2,910	3,065
Total	8,936	11,023	8,362	9,204	9,347
Total(2)	50,948	58,165	54,032	56,971	57,695
Other goods(2)	1	3	3	4	3
Returned goods	-71	-37	-63	-104	-105
Total (net)(2)(3)	50,878	58,131	53,972	56,871	57,593

(1)	Gross exports. No available data for 2014.
(2)	Net exports equal total gross exports less goods returned to Israeli exporters.
(3)	Excludes trade with the West Bank and Gaza.

Source:  Central Bureau of Statistics.

Table No. 19

Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)

	2010	2011	2012	2013	2014
Consumer Goods
Transportation equipment	1,281	1,339	1,174	1,543	1,982
Furniture and electrical equipment	2,928	3,468	2,913	2,995	3,061
Other	266	297	298	333	341
Durable goods (total)	4,476	5,103	4,384	4,871	5,384
Food, beverages and medicines	2,130	2,476	2,615	2,804	2,965
Clothing and footwear	1,408	1,675	1,759	1,889	2,079
Household utensils	632	683	644	705	768
Other	1,092	1,223	1,137	1,228	1,349
Non-durable goods (total)	5,261	6,057	6,155	6,636	7,161
Total	9,737	11,160	10,540	11,507	12,545
Production Inputs (excl. diamonds)
Agriculture	676	892	959	1,002	1,100
Raw food products	2,135	2,625	2,368	2,367	2,290
Fabrics	691	709	663	651	666
Wood and related products	501	547	509	593	605
Chemical products	3,914	4,564	5,104	4,642	4,761
Rubber and plastics	2,027	2,390	2,346	2,410	2,518
Paper-making material	834	877	764	776	781
Iron and steel	1,803	2,461	2,177	2,127	2,121
Precious metals	164	168	146	157	157
Non-ferrous metals	777	924	803	850	817
Machines and electronics	7,889	9,192	9,976	9,842	10,058
Other industries	1,578	1,874	1,941	1,940	2,088
Fuels	10,456	13,650	16,090	14,560	12,770
Total	33,444	40,873	43,847	41,917	40,731
Diamonds (net)	7,999	10,157	7,552	8,270	8,584
Investment Goods
Machinery and equipment	4,486	7,268	6,903	5,726	5,890
Transport vehicles(1)	2,822	3,296	3,058	3,154	3,425
Ships and aircraft	272	102	488	614	346
Total	7,580	10,667	10,449	9,493	9,661
Other goods	47	63	60	69	67
Returned goods	-102	-173	-177	-154	-144
Total (net)(2)(3)	58,705	72,747	72,270	71,102	71,444

(1)	Net imports equal total gross imports less goods returned to the suppliers.
(2)	Excludes trade with the West Bank and Gaza.

Note: Due to changes in classification, there are updates to figures reported in previous years.

Source:	Central Bureau of Statistics.

Table No. 20

Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)

	2010		2011		2012		2013		2014
Americas	21,599	37.0%	22,694	33.5%	20,985	33.2%	20,821	31.2%	21,740	35.7%
USA	18,488	31.7%	19,432	28.7%	17,562	27.8%	17,492	26.2%	18,564	30.5%
Other America	3,111	5.3%	3,262	4.8%	3,423	5.4%	3,329	5.0%	3,176	5.2%
Europe	18,856	32.3%	23,545	34.7%	21444	34.0%	24,020	36.0%	24,546	40.3%
EU	15,348	26.3%	18,772	27.7%	17,129	27.1%	18,286	27.4%	1,573	2.6%
EFTA	1,114	1.9%	1,514	2.2%	1,222	1.9%	1,451	2.2%	1,506	2.5%
Other Europe	2,394	4.1%	3,260	4.8%	3,092	4.9%	4,283	6.4%	2,979	4.9%
Asia	13,808	23.6%	16,459	24.3%	15,888	25.2%	16,726	25.0%	9,756	16%
Africa	1452	2.5%	1,842	2.7%	1,548	2.5%	1,495	2.2%	1,016	1.7%
Oceania	576	1.0%	654	1.0%	738	1.2%	650	1.0%	656	1.1%
Other	2,125	3.6%	2,608	3.8%	2,543	4.0%	3,077	6.4%	3,220	5.3%
Total	58,416	100.0%	67,802	100.0%	63,145	100.0%	66,788	100.0%	60,934	100.0%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).
Source:	Central Bureau of Statistics.

Table No. 21

Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)

	2010		2011		2012		2013		2014
Americas	7,955	13.4%	10,147	13.8%	10,737	14.7%	9,618	13.4%	9,858	16.1%
USA	6,701	11.3%	8,707	11.8%	9399	12.9%	8,153	11.3%	8,560	14.0%
Other America	1,254	2.1%	1,440	2.0%	1,338	1.8%	1,465	2.0%	1,298	2.1%
Europe	26,504	44.8%	32,986	44.9%	32,523	44.5%	32,5080	45.2%	33,310	54.6%
EU	20,409	34.5%	25,434	34.6%	25,123	34.4%	24,414	33.9%	2,046	3.4%
EFTA	3,347	5.7%	4,101	5.6%	4,170	5.7%	4,532	6.3%	5,367	8.8%
Other Europe	2,747	4.6%	3,452	4.7%	3,230	4.4%	3,561	4.9%	5,148	8.4%
Asia	13,327	22.5%	16,318	22.2%	15,151	20.7%	15,160	21.1%	5,192	8.5%
Africa	567	1.0%	395	0.5%	336	0.5%	292	0.4%	311	0.5%
Oceania	144	0.2%	165	0.2%	142	0.2%	123	0.2%	136	0.2%
Other	10,703	18.1%	13,525	18.4%	14,234	19.5%	14,3013	19.9%	12,238	20.0%
Total	59,200	100.0%	73,504	100.0%	73,121	100.0%	72,000	100.0%	61,045	100.0%

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
Source:	Central Bureau of Statistics.

Table No. 22

Merchandise Trade Indices
(Base Year: 2010 = 100)

	2010	2011	2012	2013	2014
Indices of Physical Volume
Exports	100	100.6	98.1	101.6	105.7
Imports	100	109.1	110.8	110.2	112.5
Indices of Prices
Exports(1)(2)	100	107	108.7	109.75	103.1
Imports(1)(2)	100	113.8	109.5	109.3	107
Terms of Trade	100	94.1	99.3	100.4	96.4

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	Excluding ships and aircraft.
Sources:	Ministry of Finance (based on data from Central Bureau of Statistics).

Anti-Money Laundering Law

In August 2000, the Knesset enacted the Prohibition on Money Laundering Law (the “PMLL”) which established the Israel Money Laundering Prohibition Authority (“IMPA”). The PMLL, which came into effect in January 2002, makes money laundering a criminal offense in Israel punishable by imprisonment and large fines. The PMLL requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, and the postal bank) to identify their clients before performing a financial transaction, to report certain financial transactions to the IMPA, and to maintain records of such transactions. The IMPA is charged with, among others things, collecting, processing and disseminating reports of money laundering to the proper authorities.

Effective May 2002, the PMLL requires two types of reports: (1) reports on transactions above a certain amount and of a certain type (i.e., currency transaction reports) and (2) reports on unusual activities (i.e., unusual activity reports). In 2014, the IMPA received approximately 1,552,463 currency transaction reports and approximately 60,585 unusual activity reports. The 2014 reports have resulted in several files being disseminated to the Israeli police and to the Israeli Security Agency, as well as several referrals to foreign financial intelligence units. The Israeli police have initiated numerous money laundering and terror financing investigations that have led to several indictments.

In 2006, the Committee of Ministers of the Council of Europe accepted Israel as an “active observer” participating in the anti-money laundering/counter financing of terrorism (“AML/CFT”) evaluation process by the Council’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism (“Moneyval”). In 2013, Israel received voting rights in Moneyval, a regional body that conducts mutual evaluations of its members in accordance with the AML/CFT methodology of the Financial Action Task Force (“FATF”). In 2007, Moneyval conducted a third round evaluation of Israel’s AML/CFT regime based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of the FATF. In accordance with Moneyval’s procedural rules, Israel was additionally evaluated against the two Directives of the European Commission (91/308/EEC and 2001/97/EC). The resulting evaluation report found Israel’s AML/CFT system to be overall sustainable, though some gaps were identified including with respect to the effectiveness of the confiscation regime. The report noted that IMPA performs in an organized and professional manner resulting in a quality output and that Israeli law enforcement units are organized and have the appropriate resources and abilities to conduct effective investigations. The report further noted that the legal and organizational framework of the Israeli border control is comprehensive, with the Israeli customs adequately targeting asset detection and supporting the AML/CFT law enforcement efforts.

In 2009, Moneyval adopted Israel’s first year progress report, demonstrating international recognition of Israel’s AML/CFT enforcement efforts and its compliance with international standards.

In December 2011, Moneyval adopted Israel’s second progress report, noting considerable progress in remedying certain previously identified deficiencies. In November 2011, Israel hosted Moneyval’s annual typologies meeting which focused on trade based money laundering in cash intensive economies, postponement of financial transactions, and monitoring of bank accounts.

During 2013, Moneyval conducted its fourth round evaluation of Israel. The Mutual Evaluation Report was adopted by Moneyval’s plenary on December 12, 2013. As noted in the report, Israel has taken significant steps to remedy the deficiencies identified in the 2008 evaluation. The report specified that Israel has undergone a cultural change in recent years with regard to combating money laundering and that appropriate measures to prevent and combat AML/CFT were taken as a high priority by all law enforcement agencies. Nevertheless, the report noted a number of legislative amendments related to designated non-financial businesses and professions and currency service providers that required approval by the Knesset to bring them into force and effect. Therefore, Moneyval’s plenary required that Israel report to the plenary in December 2014 on the progress with regard to the legislative amendments. In December 2014, Israel submitted an expedited follow-up report that detailed the enactment of the following legislative amendments:

•	Prohibition of Money Laundering Law (Amendment No. 13), 2014 (enacted on July 30, 2014);
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Money Services Providers to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on May 12, 2014);
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Dealers in Precious Stones to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on July 15, 2014); and
•	Prohibition of Money Laundering (Identification, Reporting and Record-Keeping Obligations of Business Service Providers to Prevent Money Laundering and the Financing of Terrorism) Order, 2014 (enacted on December 2, 2014).

Following the legislative amendments, Israel’s expedited follow-up report was adopted by Moneyval’s plenary on December 9, 2014. Israel expects to submit its next follow-up report in December 2015.

Compliance with AML/CFT requirements does not lie with any single authority in Israel. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body bringing together individuals with different professional backgrounds, such as intellectual property experts, and officials from the Tax Authority and the IMPA. The respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF Recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.

In addition to the abovementioned legislative amendments, additional amendments to the PMLL and related legislation are pending, including: reducing the monetary thresholds and abolishing the distinctions between the types of property used in money laundering under Section 4 of the PMLL; providing IMPA the authority to exchange information with other government agencies and with financial regulators; reducing the threshold amount that triggers a cross border reporting obligation to NIS 50,000; adopting a confiscation regime, modeled on the UK’s Proceeds of Crime Act 2002, with “criminal lifestyle” and civil recovery provisions; and providing authorities with improved criminal and administrative measures to prevent the activities and financing of terrorist organizations.

Foreign Exchange Controls and International Reserves

In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $99.5 billion at the end of 2014. Foreign currency reserves grew from $29.2 billion at the end of 2006 to $86.1 billion at the end of 2014.

All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.

The Bank of Israel and the Ministry of Finance took several measures in 2011 to facilitate the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors. Measures from 2011 included:

•	The cancellation of a tax exemption for foreign residents on interest income on Makam and short-term government bonds with maturities of less than one year.
•	The cancellation of a tax exemption for foreign residents on capital gains from Makam and short-term government bonds with maturities of less than one year.
•	Reporting requirements for certain intraday transactions. Israeli residents and non-residents are required to report on intraday transactions in foreign exchange swaps and forward contracts totaling $10 million or more per day. Reporting persons or entities are required to provide details regarding these transactions and holdings in these assets and NIS/USD options. Non-residents are required to report on intraday transactions in Makam and short-term government bond transactions totaling NIS 10 million or more per day. Non-residents are also required to provide details regarding these transactions and holdings in these assets. Reporting is required by Israeli residents and non-residents who are not financial intermediaries and by financial intermediaries acting on behalf of others or on behalf of themselves.

A January 2011 directive that required banking corporations in Israel to meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents was canceled at the end of October 2014.

Table No. 23

External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)

	2010	2011	2012	2013	2014
External Debt
Public sector	40,156	36,188	31,612	29,634	30,123
Private sector	41,843	42,659	44,958	47,607	46,097
Banking system	29,859	30,449	25,458	24,018	19,943
Total	111,858	109,296	102,028	101,259	96,163
External Assets
Public sector	71,362	75,314	76,323	83,434	88,844
Private sector	75,205	73,794	70,629	74,769	77,197
Banking system	21,640	21,029	22,541	24,868	29,656
Total	168,207	170,137	169,493	183,071	195,697
Net External Debt	-56,349	-60,841	-67,465	-81,812	-99,534

Source:  Bank of Israel.

Table No. 24

Foreign Currency Reserves at the Bank of Israel
(Annual Average, Millions of Dollars)(1)

2010	2011	2012	2013	2014
69,265	73,052	74,000	76,896	84,071

(1)	Excludes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of the Israel’s reserve tranche in the IMF.

Source:  Bank of Israel.

Foreign Exchange Rates

The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below). From August 2011 through March 2013, the Bank of Israel did not intervene in the foreign exchange market but, in April 2013, the Bank of Israel intervened in the foreign exchange market and, in May 2013, the Monetary Committee of the Bank of Israel announced a multiyear foreign exchange purchase plan which aimed to offset the effect of the natural gas production on the exchange rate. Under the multiyear plan, the Bank of Israel will purchase foreign currency in line with the Bank of Israel’s assessment of the effect of natural gas production on the balance of payments. During 2013 and 2014, the Bank of Israel purchased a total of $2.1 billion and $3.5 billion, respectively, as part of this plan and announced plans to purchase $3.1 billion in 2015.

Foreign Investment

The volume of foreign direct investment in Israel totaled $6.7 billion in 2014, compared to $12.4 billion during 2013. From 2010 to 2014, the total volume of net foreign direct investment in Israel was approximately $12.5 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $3.7 billion in 2014, compared to approximately $5.5 billion in 2013.

Table No. 25

Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)

	2010	2011	2012	2013	2014
Nonresident investment	19,000	4,881	1,468	13,408	9,697
By investment type
Direct Investment	6,335	8,728	8,468	12,449	6,738
Portfolio Investment	8,985	-5,370	-3,323	1,770	9,555
Other Investment	3,680	1,523	-3,677	-811	-6,596
Resident Investment abroad	29,505	17,845	7,903	22,925	25,666
By investment type
Direct Investment	8,656	9,166	3,257	5,502	3,667
Portfolio Investment	9,181	3,450	7,531	9,348	10,337
Other investment	-214	683	-2,408	4,176	4,687
Reserve assets	11,912	4,534	-180	4,357	7,396
Financial derivatives	-30	12	-297	-458	-421
Net financial account	-10,505	-12,964	-6,435	-9,517	-15,969

Source:	Central Bureau of Statistics and Bank of Israel calculations.

Table No. 26

Average Exchange Rates
(NIS per Currency Unit)

	2010	2011	2012	2013	2014
U.S. dollar	3.733	3.578	3.856	3.611	3.578
British pound sterling	5.771	5.736	6.111	5.650	5.888
Euro	4.953	4.978	4.955	4.797	4.748
Japanese yen (per 100 yen)	4.259	4.492	4.835	3.708	3.383

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Dr. Karnit Flug, appointed in November 2013, after having served as Deputy Governor and as Director of the Research Department in the Bank.

In March 2010, the Knesset enacted a new Bank of Israel Law, which came into effect on June 1, 2010. According to the law, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.

The Bank of Israel is autonomous in its actions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money and foreign currency markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations and; take any other action the Bank of Israel deems necessary.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, most recently on January 1, 2015, based on year-over-year changes in the CPI.

The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.

As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Monetary Committee of the Bank of Israel as mandated by The Bank of Israel Law, 2010. The Monetary Committee is composed of three members representing the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor) and three members representing the public, all of whom are appointed by the Government.

An administrative council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The administrative council is composed of the Governor, the Deputy Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.

Monetary Policy

Monetary Framework.  From the establishment of the State of Israel in 1948 and until the end of 1991, the monetary framework in Israel was based on the exchange rate, with interest rate policy and other monetary instruments, including foreign exchange control, used to support the exchange rate regime. Following a number of years of volatile foreign exchange flows, at the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Initially, strict inflation targeting was compromised by retention of an upward sloping exchange rate target zone but, when inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. The Bank of Israel’s tight monetary policy since 1994 and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1 – 3% since 2003. From 2003 until 2008, actual inflation averaged 1.9%, at the middle of the target range, with considerable year-to-year variation due primarily to short-term effects of exchange rate pass-through and foreign price shocks, especially in the food and energy sectors.

Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. Prior to September 2008, domestic economic activity was robust although expectations of a recession were spawned by concerns over the worsening of the financial situation abroad, mainly in the United States. The Bank of Israel preemptively reduced the interest rate at the beginning of 2008 but, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, during the third quarter of 2008 the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. In addition, in view of sharp local currency appreciation due in large part to repatriation of foreign investments by Israelis, in March 2008 the Bank of Israel began to implement a plan to increase its foreign exchange reserves by direct purchases in the foreign currency market. Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all of the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of 2008, followed by further cuts to the historically low level of 0.5% by April of 2009. In retrospect, the acute phase of the effects of the global financial crisis on the real economy in Israel lasted only two quarters, during the fourth quarter of 2008 and the first quarter of 2009, when real GDP growth was zero, but this was not known in real time; only toward the end of 2009 did concern of continued severe recession abate. The six years that followed may be described by a combination of various key trends as follows:

(1)	Steady and significant improvement in key labor market indicators, including higher labor force participation rates and lower unemployment with muted real wage increases.
(2)	A continued and sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the 2008 financial crisis and thereafter. Starting from a cyclical nadir, prices of apartments increased in excess of 80% from 2007 through 2014.
(3)	A neutral fiscal stance with slight declines in the government debt-to-GDP ratio.
(4)	A current account surplus in all years except 2012 when the curtailment of the supply of natural gas from Egypt following the 2011 Arab Spring generated a sharp but temporary rise in energy costs.
(5)	A trend of local currency appreciation (nominal effective terms), with temporary episodes of depreciation in 2012 and 2014.

A number of important additional features may be grouped into three sub-periods: mid-2009 to mid-2011, a period of strong real GDP growth along with relatively high inflation; mid-2011 through 2013, a period of slower GDP growth — approximately 3% — and inflation within the target range; and 2014 to the present, a period of stable GDP growth of approximately 3% with sharply declining inflation.

For the sub-period mid-2009 to mid-2011, real GDP growth averaged 5% and inflation increased to over 4% in 2011, due primarily to increases in world prices of energy and food. The Bank of Israel followed the conventional approach in reacting to such exogenous supply side shocks, that is, by increasing the key policy rate only when there were indications that the initial shock to the price level may lead to inflationary dynamics, such as increases in measures of expected future inflation and increased wage demands. In light of the resumption of strong real growth by mid-2009, the Bank of Israel increased its rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, reaching a peak of 3.25% in mid-2011, in reaction to the increased inflation. Various measures of expected inflation indicated that these rates remained firmly anchored within the inflation target range. Despite a widening gap between short term interest rates in Israel and those in the major financial centers, the shekel did not appreciate during 2011, perhaps due to the increasingly uncertain geopolitical situation in neighboring countries and the related effect on Israel’s energy costs.

Starting in mid-2011, real GDP growth dropped sharply to just above 3%, impacted by the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis, but Israel’s growth consistently exceeded the growth of major advanced economies. Unemployment continued its downward trend, implying a slowdown in productivity growth, similar to the productivity slowdown in the United States and some other advanced countries. Inflation returned to the target range by the end of 2011 as energy and commodity prices abroad stabilized. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, maintaining a 1.75% level until mid-May of 2013.

Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas findings and the start of local production of natural gas from the Tamar reservoir in April 2013. Along with renewed current account surpluses even prior to reductions in oil imports, the shekel began to strengthen in mid-2012. The Bank conducted intermittent foreign exchange intervention to partially offset forces for local currency appreciation. From January through May of 2013, the effective exchange rate of the shekel appreciated by about 5%, raising some concern about the profitability of exports. Accordingly, on May 13, 2013, the Bank of Israel announced a reduction of its key policy rate to 1.5% and introduced its plan to commence a program of foreign currency purchases intended to offset the reduction in demand for foreign exchange resulting from the substitution of imported fuel made possible by the local gas production. Additionally, near the end of May 2013, the Bank of Israel announced that it would further reduce the interest rate to 1.25%, effective June 2013. The measures undertaken in May 2013 succeeded in slowing the rapid appreciation of the shekel.

In view of the risks embodied in the rapid rise in house prices and the expansion of housing credit, the Bank of Israel implemented macro-prudential measures, with regards to banks’ mortgage loans, to support financial stability. These measures included: redefining housing credit extended to organized consumer purchasing groups as credit extended to the construction industry instead of households’ mortgages, requiring banks to meet stricter credit standards; increasing the capital provision requirement against high loan-to-value mortgages; requiring the re-examination of risk management in the housing credit portfolio; demanding a higher capital provision against floating-interest loans; in 2011, limiting mortgages at variable rates of interest to one third of the total housing loan granted to a borrower and; in 2012, limiting loan to value ratio of mortgages.

The key development affecting monetary policy since the second half of 2013 has been the significant drop in actual inflation and inflation expectations, along with a corresponding drop in short term interest rates, as well as a decrease in longer term interest rates. These developments in the inflation environment are consistent with developments in the Eurozone and somewhat less so in the United States. In 2014, actual CPI inflation was negative at -0.2; excluding the housing component, CPI inflation was even lower at -2%. While a significant part of the drop in measured inflation was attributable to world prices of commodities, especially the very sharp drop in oil prices during the second half of 2014, other causes of the overall CPI inflation drop remains at this stage unclear. In this respect, developments in Israel are quite similar to those in the major advanced economies. On the real side, GDP growth remains steady at around 3%, and various labor market indicators show steadily continuing improvement. The current account surplus grew from $4.5 billion in 2012 to $8 billion in 2013 and to $11.4 billion in 2014. From mid-2013 to mid-2014, the shekel continued to appreciate in effective terms. In the third quarter of 2014, there was a sharp depreciation caused by temporary increased domestic and geopolitical uncertainty and interest rate reductions at the end of July and at the end of August by the Bank of Israel. In August 2014, the Bank of Israel reduced the key policy rate to a new historical low of 0.25%. In the middle of the fourth quarter of 2014, the shekel began to appreciate once more and actual inflation was below expectations, so the Bank of Israel reduced the key policy rate in March 2015 to 0.10%, nearing the so-called “zero lower bound” on nominal rates.

After the acute phase of the global financial crisis which occurred during the fourth quarter of 2008 and the first quarter of 2009, measurements of economic developments in Israel have been strong compared to other advanced economies. Real output growth and labor market developments show continued strength relative to other countries. Fiscal policy has been sound with the government debt-to-GDP ratio declining slightly once again in 2014. The balance of payments continues to be in surplus, in part because of natural gas discoveries. Israel’s main areas of concern continue to be the appreciation in housing prices and related social pressures as young families find it increasingly difficult to afford housing. Additionally, monetary policy in Israel, like elsewhere, faces increasing operational difficulty due to the low key policy rate. So far, however, these difficulties have remained at manageable levels.

Implementation of Monetary Policy.  The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Makam, and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis (March 2008), the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.

The Bank of Israel may also absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.

The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.

In 2008, the Bank of Israel resumed foreign exchange intervention after a ten year hiatus. Although the objectives of this intervention vary depending on the circumstances, objectives include increasing the level of foreign exchange reserves in the early stage of intervention, limiting the effect of the substitution of domestic natural gas for imported oil on the exchange rate in the past two years, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.

Following the reduction of the key policy rate to a near-zero level and in light of the possibility that the Monetary Policy Committee may deem further monetary expansion necessary, the Bank of Israel has considered, but not implemented, unconventional monetary policy measures similar to those already undertaken by central banks in other advanced economies.

Table No. 27

Selected Interest Rates(1)

	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(3)	SROs(2)(4)	Yield to Maturity of 12-month Treasury Bills
	Line of Credit(2)	Term Credit(2)
2010	9.2%	4.5%	1.6%	1.0%	2.2%
2011	10.5%	5.5%	2.9%	2.1%	3.0%
2012	10.1%	5.1%	2.3%	1.6%	2.2%
2013	8.8%	4.3%	1.4%	0.8%	1.3%
2014	8.2%	3.7%	0.6%	0.3%	0.5%

(1)	Percent per annum of effective interest rate.
(2)	Until March 2013, the data reflects the net balance of the 7 largest commercial banks. From April 2013, the data reflects the gross balance of all banking corporations registered in Israel.
(3)	The interest rate on daily deposits auctioned by the Bank of Israel.
(4)	Self-renewing overnight local currency interest-bearing bank deposits (“SROs”), excluding large negotiable SROs.

Source:  Bank of Israel.

Table No. 28

Monetary Indicators
(Percentage Change over Previous Period)(1)

	2010	2011	2012	2013	2014
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	111,039	115,431	121,236	136,714	167,751
M2 (in millions of NIS annual average)(4)	521,016	574,134	590,433	612,988	670,952
M1	12.1%	4.0%	5.0%	12.8%	22.7%
M2	9.2%	10.2%	2.8%	3.8%	9.5%
Public Sector Injection/GDP(5)	0.2%	-0.2%	-0.9%	-1.0%	0.1%
Bank Of Israel Injection/GDP(6)	-3.8%	-0.8%	1.0%	-0.2%	-1.3%
Nominal Interest Rates
SROs(7)	1.0%	2.1%	1.6%	0.8%	0.3%
Unrestricted Credit in Local Currency(2)(7)	5.0%	6.0%	5.6%	4.5%	3.9%
U.S. $Interest Rate (average, three month LIBID)	0.2%	0.2%	0.3%	0.1%	0.1%
NIS/U.S.$(during period)	-4.9%	4.7%	0.1%	-7.2%	12.3%
Real Yield To Maturity On 5 Year Indexed Government Bonds	1.0%	0.0%	0.7%	0.3%	-0.2%
Nominal Yield On Equities (during period)(8)	12.6%	-22.1%	4.6%	15.3%	11.5%
Nominal GDP	7.3%	6.2%	7.3%	5.8%	3.6%

(1)	Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.
(2)	Includes mortgage banks.

(3)	Currency in circulation plus demand deposits.
(4)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(5)	Contributions to monetary expansion.
(6)	Includes swap transactions, with respect to the redemption of government bonds held by the Bank of Israel.
(7)	Until March 2013, the data reflects the net balance in the 7 largest commercial banks. From April 2013, the data reflects the gross balance in all banking corporations registered in Israel.
(8)	Includes convertible securities and warrants. The data has been adjusted for dividend distribution and stock split.

Source:  Bank of Israel.

Banking System

Profile of the Banking System.  The banking system is well regulated in accordance with international standards and practices set by the Basel Committee for Banking Supervision. Banking licenses are issued by the Governor of the Bank of Israel, and banks are supervised by the Banking Supervision Department (“BSD”) of the Bank of Israel.

Israel has a highly developed and concentrated banking system. At the end of 2014, there were 22 banking corporations registered in Israel, including 15 commercial banks, 1 financial institution, 2 joint-service companies and 4 foreign banks.

The five largest banking groups — Bank Leumi Le-Israel B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd. — constitute approximately 93% of the banking market in Israel. The two largest banking groups (Leumi and Hapoalim) comprise almost 60% of the banking industry. There are only three small commercial banks that are unaffiliated with banking groups. In addition, there are four branches of foreign banks that operate on a smaller scale — Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major European foreign banks operate from offices in Israel and engage in activities in the capital markets and render advisory services that do not require a banking license according to the banking laws.

The total assets of the five major Israeli banking groups rose by 6.5% and reached NIS 1,327.2 billion year-end 2014, compared with NIS 1,245.7 billion year-end 2013. Banking group assets denominated in foreign currencies rose by 19.3% in 2014 due to the depreciation of the NIS primarily against the U.S. Dollar, compared to the 2013 appreciation of the NIS that caused a decline of 7.6% in bank assets denominated in foreign currencies in 2013. The activity in local currency continues to expand and amounted to NIS 1,034.4 billion year-end 2014, a 3.4% rise from year-end 2013. Equity capital amounted to NIS 92.4 billion year-end 2014 and increase of 8.1% during 2014.

Controlling Structure in Banks.  Banks can be controlled by a core controlling group, or the holding of a bank can be widely dispersed among a broad shareholder base. On March 19, 2012, an amendment to the Banking Ordinance Act, 1941 and to the Banking (Licensing) Law, 5741 – 1981 took effect, primarily allowing for the accommodation of a bank ownership structure without a controlling shareholders group, which became an alternative ownership structure since the enactment of the Amendment to the Banking (Licensing) Law, 1981 (i.e., the “Marani Amendment”) in 2004. The 2012 Amendment modified the rules for the operation of a bank without a controlling shareholder group. Because of the possibility for a bank to transition between one shareholder structure to another, there emerged a need to clarify the principles for the transition procedure. Therefore, the Bank of Israel issued a principle document to the public, addressing the conditions for dispersing a controlling shareholder interest.

In December 2013, the Knesset enacted the Law for the Promotion of Competition and Reduction of Concentration, 5774 – 2013 that, among other matters, sets restrictions on significant cross-sectorial holdings and control of real companies together with a banking corporation that constitutes a significant financial entity, as defined in this law. This law provides a transition period for pre-existing holders of controlling means.

Main regulatory issues.  The BSD is the primary regulator of Israeli banks. The BSD is headed by the Supervisor of Banks, who is appointed by the Governor of Israel. Two committees operate alongside the

Supervisor of Banks: (1) the Licenses Committee, which advises the Governor of the Bank of Israel and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and (2) the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. In recent years, the BSD has enhanced its supervision over the banking system and tightened regulation to meet the evolving and challenging risk environment that faces the Israeli banking system.

In 2014, the BSD continued the ongoing process of implementing the recommendations of the Financial Sector Assessment Program (“FSAP”) which was conducted by an IMF delegation at the end of 2011. The delegation found the Israeli banking system to be generally robust and banking sector regulation and supervision to be stringent and generally in line with international standards.

In the framework of adopting the FSAP recommendation, the BSD continues to implement the best practices regarding stress testing and to improve stress testing techniques. The BSD has performed several types of stress tests on the Israeli banking system. These include stress tests on the banks’ mortgage portfolios and the housing market, using a uniform stress scenario, and a severe domestic stress scenario with emphasis on construction and real estate and on highly leveraged credit, which also captures certain types of concentration risk. Accordingly, scenarios that incorporate both domestic and overseas crises were examined. The BSD continues to develop liquidity stress test scenarios and methodology.

The following delineate the main regulatory changes in 2014 and the first part of 2015:

•	Basel regulations — BSD continues to implement regulations pertaining to risk management area and risk-based capital and liquidity requirements to conform with the standards set by Basel Committee. BSD promulgated a directive that implements the Basel III standard for the Liquidity Coverage Ratio. Effective January 2018, all Israeli banks will be required to have a leverage ratio (as defined in Basel III) of 5% and, for banks with assets totaling 20% or more of the banking system’s assets, to have a leverage ratio of 6%.
•	Cyber risk — In light of the increase in cyber-threats, the escalation in the complexity and sophistication of cyber-attacks, and the unique nature and characteristics of the cyber arena, as well as the Israeli financial system being a potential target of attacks due to the geopolitical environment, in March 2015 the Supervisor of Banks published a specific directive pertaining to cyber-defense management. This principle-based directive delineates the need for a holistic approach for dealing with cyber threats and risks. Banks will be required to undertake internal governance measures, including ongoing involvement of the Board of Directors and Senior Management; to appoint a designated senior official in charge of the cyber-defense array; and to develop a cyber-defense framework. This directive articulates the strategies and framework for managing cyber-risks, the principles of cyber-risk management and cyber-defense management, including cyber-control guidelines. This directive is compatible with other directives which deal with risk management, including “Proper Conduct of Banking Business” No. 350 on “Operational Risk Management.”
•	Credit risk — BSD has been acting to strengthen certain aspects of credit risk management. In this context, in 2014 the Supervisor of Banks published a revised directive on “A banking corporation’s business with related parties,” and in 2015 published additional guidelines regarding leveraged lending, financing equity transactions and syndication loans.
•	Cross-Border risk — Cross-border risk is the risk associated with the international operations of banks (in this case Israeli banks) due to actions taken by foreign governments, including tax evasion and compliance with laws, rules and regulations. In response to a proactive campaign of the United States to recover Americans’ unpaid tax from foreign jurisdictions, Israeli banks were prompted to retool their computer and reporting systems and to institute a revised customer due diligence process in this area.

Due to increased risk associated with the cross-border activities of Israeli banks in recent years, the Supervisor of Banks introduced two major guidelines. First, in April 2014, the Supervisor of Banks published guidelines to the Israeli banks to undertake measures to prepare for the implementation of the Foreign Accounts Tax Compliance Act (“FATCA”). These measures include implementing governance procedures (policies, appointing task force, reporting, etc.), communicating to clients information on FATCA and its potential implications and a bank’s right to refuse to open an account for a non-cooperative client (or refuse to provide banking services to an existing non-cooperative client). By the end of June 2014, Israel signed an agreement on FATCA with the United States. Second, in March 2015, the Supervisor of Banks published enhanced cross-border risk management requirements. Enhanced measures are incumbent upon a bank’s Board of Directors, including revision of cross-border operations policies with emphasis on the tax compliance of the bank’s clients to foreign jurisdictions laws, rules and regulations. A bank’s senior management is expected to comply with the bank’s controls and procedures to manage the risks from a bank’s international activities, especially those stemming from tax compliance. Senior management should adopt a risk-based approach, which will include the classification of high-risk clients, the implementation of tax declaration procedures and the foregoing of bank secrecy by the bank’s client. A bank will be vested with the authority to refuse the opening or the maintaining of a bank account whose owner does not cooperate with the bank on issues that derive from cross-border risks.

Extraordinary issues pertaining to U.S. tax investigations of Israeli banks.  In 2011, the Swiss authorities announced that several banks, among them three Israeli banks operating in Switzerland, Bank Leumi Switzerland (presently, Leumi Private Bank), Bank Hapoalim (Switzerland) and United Mizrahi Bank Switzerland, were under investigation by the United States regarding suspicions of assisting American taxpayers to evade U.S. taxes. On August 29, 2013, the Swiss Federal Department of Finance and the U.S. Department of Justice signed an agreement named the Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks (“NPA”) that creates a formula for calculating penalties to be paid by Swiss banks that opt in. The three Israeli banks mentioned above are not eligible to opt into the NPA. Other Israeli banks, in particular, Israel Discount Bank and the First International Bank of Israel, have not been notified of any investigative actions by the United States and have not joined the NPA. With regard to the three banks under investigation:

•	Bank Leumi Le-Israel B.M. — In December 2014, Leumi Group signed a Deferred Prosecution Agreement with the United States and reached a Consent Order with the New York Department of Financial Services (NYDFS). Leumi Group admitted that from 2000 to 2010, Leumi Group had willingly assisted U.S. taxpayers, who were customers of the Bank, in the preparation and submission of false tax returns to U.S. tax authorities, thereby violating U.S. tax law. Under the agreement, Leumi Group paid an aggregate amount of USD 270 million: USD 71 million as recovery of unpaid taxes by U.S. customers, USD 157 million as recovery for Bank Leumi Switzerland in respect to accounts it maintained (using the “Swiss Formula”), and a monetary penalty of USD 41.2 million in relation to the Leumi Group. Under the Consent Order, the Leumi Group paid a civil monetary penalty of USD 130 million and is obliged to comply with several conditions. In 2014, the Securities & Exchange Commission (SEC) opened an investigation of a suspected breach by Leumi Group of U.S. securities laws. As a result of these investigations, the bank included an expense of NIS 396 million in its 2012 financial statements with respect to the expense that was likely to be incurred by Group Leumi as a result of the investigations. The 2013 financial statements included an additional expense of about NIS 236 million, and the 2014 financial statements included an expense of some NIS 1,026 million. In total, the Bank included an aggregate of NIS 1,658 million in its financial statements in connection with the investigations. As of May 2015, further examinations on the aforesaid events are being carried out by the Supervisor of Banks and by the committee that was appointed by the Attorney-General of the State of Israel.
•	Bank Hapoalim B.M. — In response to the investigation, the bank cooperated with U.S. authorities by submitting statistical data without disclosing specific account information. The U.S. Department of Justice (DOJ) and NYDFS requested information regarding the banking activities of the Bank Group in relation to its American clients and, on March 5, 2015, the NYDFS issued a document disclosure order referring to its investigation of the Bank Group’s activity with American clients. The bank does not have further information regarding the investigation or the manner in which the DOJ or NYDFS seek to inspect the matters of the Bank and the other entities in the Bank Group. The Supervisor of Banks in Israel, upon reviewing the circumstances and based on conservative accounting, ordered the Bank to set aside a provision for the investigation, and a provision of

NIS 196 million was allocated in its annual financial statement of 2014. In accordance with the directive of the Supervisor, the amount of the provision was calculated on the basis of an estimated sum that Bank Hapoalim (Switzerland) would probably have paid to the U.S. authorities under an NPA.
•	Mizrahi Tefahot Bank Ltd. — At the request of authorities in Switzerland, since September 2011 Mizrahi Bank Switzerland, which is among the Swiss banks under investigation, has provided statistical information about its business with U.S. clients to U.S. authorities. In August 2013, the DOJ informed Mizrahi Bank Switzerland that an investigation into its business had been initiated. Mizrahi Bank Switzerland has expressed willingness to assist and cooperate with the United States in conformity with the DOJ Swiss Program. In August 2013, the DOJ informed the Bank that it was continuing to review back-to-back loans granted to customers in the Los Angeles branch collateralized by cash deposits in the Bank in Israel, and the Bank subsequently provided statistical information concerning such loans. In June 2014 the Bank was first informed that the DOJ was broadening the scope of its investigation to include all cross-border operations of the Bank Group with its American customers, in addition to back-to-back transactions. The Supervisor of Banks, upon reviewing the circumstances and based on conservative accounting, ordered the Bank to set aside a provision due to the ongoing investigation, and the Bank’s annual report contains a provision of NIS 95 million, estimated on the basis of theoretical assumptions. Mizrahi Bank Switzerland will be included in the DOJ Swiss Program, even though the Bank was not part of this program.

Regulatory Developments in the Housing and Consumer Loan Market.  In 2014, the housing prices continued the upward trend albeit at a slower pace of 5% during the year after an increase of 7.2% during 2013. This moderate increase is primarily attributed to temporarily subdued demand caused by a plan proposed in March 2014 by then-Finance Minister Yair Lapid, which would have allowed certain first-time homebuyers to be exempt from VAT on new homes. However, this proposal was not adopted, and demand increased toward the end of 2014. Mortgage loans on the balance sheet reached NIS 265 billion by the end of 2014, an increase of 7.0% over 2013 and which comprised 30.6% of the credit portfolio of the five largest Israeli banking groups as of the end of 2014.

The Supervisor of Banks took steps to curtail the risks evolving from the increase in the mortgage portfolio by implementing an array of prudential measures spanning over the course of the last few years. These included limits on variable interest rate loans, LTV’s, PTI’s, risk-capital allowances and provisioning. In particular, during September 2014, the Supervisor of Banks disseminated a guideline that stipulates an increase in common equity tier 1 requirement equal to 1% of the entire housing portfolio outstanding balance.

On-balance sheet retail loans excluding the above residential mortgage loans amounted to NIS 133 billion (balance sheet), an increase of 9.0% in 2014 and which comprises 15.4% of the credit portfolio of the five largest Israeli banking groups. This increase prompted heightened scrutiny from the BSD pertaining to the prudential aspect and the risks of the retail operations of the banks. Consequently, the Supervisor of Banks issued guidelines directing banking corporations to evaluate the group allowance for credit losses and verify that, beginning with 2014 reports to the public, the ratio of the qualitative adjustments to the group allowance for credit losses in respect of non-criticized credit to individuals shall not be less than 0.75% of the balance of non-criticized credit to individuals at that time. Excluded from the above is credit risk derived from debtors with respect to interest-free bank credit cards and housing loans.

Performance of Israeli Banks in 2014.  As to profitability, the net profit attributed to shareholders of the five largest Israeli banking groups amounted to NIS 6.4 billion in 2014 compared with NIS 7.1 billion at the end of 2013, a decrease of 9.1%, representing an after tax return on equity (ROE) of 7.3%, down from 8.7% in 2013. This decline was due to the increase in expenses related to the arrangements with overseas authorities (see “Extraordinary Issues Pertaining to U.S. Tax Investigation in Israeli Banks,” above), primarily Bank Leumi (NIS 1,026 million), Bank Hapoalim (NIS 196 million) and Bank Mizrahi Tefahot (NIS 95 million) which accounted for most of the decrease in profits of the Israeli banking system in 2014. In addition, Bank Hapoalim incurred a non-recurring tax expense to the Profit and Loss Sheet of NIS 400 million due to the Supervisor of Banks’ guidelines concerning accounting for the cost of computer software developed or obtained for internal use. The impact of these extraordinary expenses on the Profit and Loss Sheet was offset by the sharp fall in the expense due to credit losses of NIS 784 million or a decrease of 37.2% during 2014. This expense continues to contract as in 2013 it declined by 37.3%.

Total balance-sheet credit in the five largest Israeli banking groups grew by 4.6% during 2014 (1.3% in 2013). Credit to the business sector increased by a modest pace of 1.5% during 2014 (after declining by 2.3% in 2013). The credit to business was also affected by the competition with the non-bank credit markets that are dominated by institutional investors and insurance companies and due to the divestiture of conglomerates and cross-sectorial holdings as recommended by the Law for the Promotion of Competition and Reduction of Concentration which prompted borrowers to repay their banking loans and deleverage their assets, as well as a decrease in the demand for credit by businesses. Credit to private individuals (consumer credit including housing) amounted to NIS 398.1 million, an increase of 7.6% that constituted 46.0% of the total balance-sheet credit of the five largest Israeli banking groups (44.7% in 2013 and 41.8% in 2012).

Credit risk of the business firms remains medium-high but decreased from the levels that prevailed in 2008. Balance-sheet indicators show that the credit provisioning expense for credit losses to total credit decreased from 0.41% in 2012 to 0.25% in 2013 and 0.15% by the end of 2014. In the mortgage segment, loans in arrears of 90 days and over was 1.23% as of December 2014, down from 1.49% at year-end 2013. The total non-performing loan (impaired loans and loans in arrears of 90 days and more) to total credit ratio of the five largest Israeli banking groups reached 2.2% year-end 2014, down from 2.9% at year-end 2013. Total non-performing loans to equity capital have decreased significantly in recent years and comprise only 7.3% at year-end 2014, down from 13.9% the previous year. The loan-loss reserve coverage ratio has climbed to 64.7% by the end of 2014, up from 50.5% in 2013 and 40.7% in 2012. The improvement in the above credit quality indicators are primarily attributed to the reduction of the non-performing loans in recent years.

Equity capital of the five largest Israeli banking groups amounted to NIS 92.4 billion year-end 2014, an increase of 8.1% during 2014, primarily due to retained earnings and capital planning as the banking groups continue to bolster their capital positions. Core capital tier 1 ratio, in accordance with the Basel III interim rules (effective from January 1, 2014), reached 9.3% at the end of 2014, similar to that of 2013; however, the latter was calculated in accordance with the more lenient Basel II rules. The leverage ratio, as defined by Basel II rules, reached 6.96% by the end of 2014, up from 6.86% from 2013. The Israeli banks implement the standardized approach for credit risk which is of a conservative nature, as is evident in the high risk-weighted assets ratio (RWA/total assets) which includes off-balance sheet items of 63.4% for year-end 2014, higher than most internationally active banks, many of which have adopted the advanced approaches for credit risk.

Issues in Anti-Money Laundering and Combating Financial Terrorism.  The Anti-Money Laundering Law was enacted in August 2000, and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002. In January 2001, the Governor of the Bank of Israel issued the Prohibition on Money Laundering Order which entered into force on February 17, 2002. The Order includes requirements regarding identification, reporting and record keeping by banking corporations. The regulation regarding the Prevention of Money Laundering and Terrorism Financing and Customer Identification (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles by the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation incorporates directives on customer acceptance policy, management, monitoring of high-risk accounts and also contains special directives on private banking and correspondent banking accounts.

The BSD conducts on-site examinations on an ongoing basis to assess the compliance of banks with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks for AML/CFT-related infractions and has, in several cases, imposed sanctions on banks, to an aggregate amount totaling over NIS 31.3 million (as of January 2014).

At the beginning of 2005, the Prohibition on Terrorist Financing Law went into effect and Israel’s system of banking regulation was modified to include combating the financing of terror. The law contains requirements regarding customer identification, reporting and recordkeeping by banking corporations and credit card companies. As later amended, the Prohibition on Money Laundering Order requires financial institutions to check the identification of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory.

Since 2010, the BSD regulates business ties between the Israeli banking system and banks operating in areas under the Palestinian Authority, including scrutiny of money transfers and counterparties’ disclosure, and prohibition of endorsement of checks. In 2011, the BSD, in conjunction with other regulatory authorities, issued a circular referring banking corporations to international lists containing names of individuals and other entities associated with Iranian nuclear proliferation efforts. In July 2014, the BSD published a Directive 418 which specifies the requirements that banking corporations must meet if they wish to allow customers to open accounts online. Face-to-face identification is executed through recorded video conference. To mitigate potential risks, some limitations were imposed on activities of such accounts.

Israel’s regulatory regime with regard to AML/CFT is constantly subject to examination, review and revision to respond to new difficulties and challenges due to the increasing innovation of the offenders. This entails legislative modifications, updating regulations to strengthen risk management requirements, including specific requirements regarding the use of credit cards for illegal transactions over the internet.

Table No. 29

Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in NIS million)

	2010	2011	2012	2013	2014
Assets
In local currency(2)	820,362	897,576	955,681	1,000,193	1,034,389
In foreign currency	248,896	278,919	265,705	245,476	292,792
Total assets	1,069,258	1,176,495	1,221,386	1,245,669	1,327,181
Liabilities and equity capital
In local currency(3)	767,052	840,656	897,893	927,496	958,043
In foreign currency	302,206	335,839	323,493	318,173	369,138
Total liabilities and equity capital	1,069,258	1,176,495	1,221,386	1,245,669	1,327,181
Equity capital	70,848	72,576	79,838	85,451	92,396

(1)	The division into local and foreign currency for 2010 was adjusted according to the published financial statement for that year.
(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.
Source:	Banking Groups’ Financial statements to the public.

Capital Markets

Israel Securities Authority.  The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of this mandate the ISA is charged with, among other things:

•	Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well prospectuses for mutual fund units sold to the public;
•	Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;
•	Regulating and supervising the activities of the mutual fund industry including on-going monitoring of mutual fund filings;
•	Overseeing the fair, orderly and efficient activity of secondary markets;

•	Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;
•	Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and
•	Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.

The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements, director’s reports on the status of the company’s affairs, additional information reports, quarterly financial reports, and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on the company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.

The TASE.  The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers and a 45-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants and derivatives are traded via Tel-Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 26 members (seven of which are foreign members, including one remote member) and, as of December 31, 2014, 473 companies had equity securities (excluding exchange-traded notes) listed on the TASE.

The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2014, there were 47 companies cross-listed on the TASE and foreign exchanges.

Market Performance.  The TA-25 index, which is composed of the 25 largest Israeli public companies measured by market capitalization, decreased by 1.6% in 2014 in U.S. dollars terms, partially due to the 12% appreciation of the dollar against the NIS, after an increase of 20.6% in 2013. Average daily trading volume was $339 million — 5% higher than the 2013 average.

In local currency (Shekel), the TA-25 index gained 10% in 2014, following an increase of 12% for 2013. 2014 opened on a positive note, continuing a rally which started in September 2013. The TA-25 index gained 7% until April 7, 2014, at which time the trend reversed and the market retreated 3.5% until August 24, 2014. The downward trend can be attributed to the economic slowdown starting the second quarter of 2014 and Operation Protective Edge in July and August of 2014. The market experienced an upswing for the remainder of 2014, spurred by falling interest rates which reached a low of 0.25%, culminating in a 7% increase in the TA-25 index in the final four months of 2014.

The price increase in the TA-25 index stemmed primarily from the shares of Teva, which contributed 6.5%, and from Bezeq and Nice, which collectively contributed an additional 4%. On December 7, 2014, the TA-25 index reached a record high of 1493.85 points — approximately 8% greater than the previous record high from December 2013.

The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased by 11.5% in 2014, after increasing 15.3% in 2013 and increasing 4.5% in 2012 (in Shekel terms in each case). As of December 31, 2014, the total market value of all listed equity securities (excluding exchange-traded notes) was $200.6 billion, compared with $203.3 billion in 2013. The average daily trading for equity securities (including exchange-traded notes) increased to $339 million during 2013, compared with $324 million in 2013. In 2014, foreign residents acquired net $1.3 billion of TASE-listed shares, following net $1.5 billion acquired in 2013.

Total corporate debt capital (excluding structures and depository receipts) raised $16.1 billion in 2014, 59% higher than the sum raised in 2013 of approximately $10.1 billion. 2014 highlights include:

•	Eight companies raised a total of $900 million in initial public bond offerings, as compared to one company raising $95 million in 2013. New issuers included five foreign real estate companies specializing in commercial real estate in New York.
•	Six “mega” ($300 million and up) bond offerings were completed for a total sum of $3 billion, accounting for 34% of the total raised in public corporate bond offerings. This is in contrast to three mega-offerings in 2013 totaling $1 billion, which comprised 15% of the total raised in public corporate bond offerings. The increase indicates a growing concentration of the primary market.
•	The weight of investment high-grade bond offerings was 87% of the total raised in 2014, somewhat higher than 84% in 2013.
•	The weight of CPI-linked bond offerings decreased from 77% of the total raised in public corporate bond offerings in 2013 to 47% in 2014, during which $4.3 billion was raised. At the same time, non-linked bond offerings increased from $1.7 billion in 2013 to $4.8 billion in 2014, of which $3.9 billion was raised through fixed interest rate bonds.

During 2014, prices increased for both government bonds and corporate bonds. Corporate bonds posted modest gains of 1.5%, and government bonds enjoyed higher increases, with non-linked fixed interest bonds increasing 8%. By comparison, in 2013 government bonds posted gains of 4% with corporate bonds posting higher gains of 9%, lead by CPI-linked bonds.

Government Bonds.  The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers in the government bonds market. The 2006 reform helped to increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. The scope of net capital raised by the Ministry of Finance in 2014 was USD 0.6 billion as opposed to a net USD 5.8 billion in 2013.

Institutional Investors.  In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2014, assets held by pension funds totaled $110.0 billion, assets held by provident funds and severance pay funds totaled $46.0 billion, assets held by life insurance savings plans totaled $78.7 billion, and assets held by mutual funds totaled $48.5 billion.

Public offerings and private placements to institutional investors (via the TACT Institutional platform) of corporate bonds, which were temporarily curtailed following the 2008 financial crisis, resumed in 2009, increased in 2010, and remained steady in 2011 and 2012. In 2014, the trading of private placements on the TACT Institutional platform was opened to institutional investors abroad following a decision by the ISA. The amount raised by bonds via the TACT Institutional platform increased from $0.6 billion in 2013 to $5.8 billion in 2014.

In 2014, approximately $5.8 billion was raised in private placements to institutional investors (compared to $0.6 billion in 2013), of which $3.7 billion was raised from foreign institutional investors, the highest amount since 2007. Of the total raised, $4.9 billion was raised in four large private placements of foreign currency-linked bonds listed on the TACT Institutional platform.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government budget covers the expenditures and revenues of the central government only and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process

The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget (containing less detail than the annual budget) which is deemed non-binding and is not subject to the Knesset’s approval. Following review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.

In April 2009, a proposal for the submission of a two-year budget (“biennial budget”) and economic program was introduced to the Knesset, covering the years 2009 and 2010. The biennial budget and economic program were submitted in July 2009. Following the implementation of the biennial budget for 2009 – 2010, the Ministry of Finance decided to once again prepare a biennial budget, for the years 2013 and 2014 which was approved in May 2013.

On November 11, 2014, the 2015 budget proposal was approved in first reading by the Knesset, but the budget did not pass into law following the decision made by the Knesset to dissolve itself and hold early elections in March 2015. Because the 2015 budget has not yet been passed into law and preparation for the 2016 budget should have already commenced, the Government has proposed a change in the law that would allow the approval of 2015 and 2016 budgets as biennial.

Limits on Expenditure and Deficit Reduction

The Deficit Reduction and Budgetary Expenditure Limitation Law, which sets two limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Expenditure Law has contributed to a decline in the debt/GDP ratio, which serves as a key indicator of economic stability.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. As a result of the global financial crisis and shrinking tax revenues, in 2009 the Government submitted a five-year plan to the Knesset aiming to mitigate the effects of the deficit. This plan set the budget deficit target at 6% of GDP in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 and onwards (the increase of the deficit target for 2009 and 2010 mainly reflects the operation of automatic stabilizers). In July 2012, a six year plan for 2013 – 2019 was approved by the Government. This plan set the budget deficit target at 3% of GDP in 2013, 2.75% in 2014, 2.5% in 2015, 2% in 2016 and 2017 and 1.5% from 2019 and onwards. This plan was revised in May 2013 to 4.65% for 2013 and 3% for 2014 in light of the late approval of the 2013 – 2014 budget.

In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (indexed to the CPI) in each of 2005 and 2006 and by more than 1.7% (indexed to the CPI) from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.

In May 2010, the Knesset, in accordance with the Government proposal, amended the Deficit Reduction and Budgetary Expenditure Limitation Law. Under the new amendment, real growth of government expenditures will equal a ratio of 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available. Therefore, the growth rate of government expenditures will be a derivative of the difference between the debt target and long-term growth rate.

In March 2014, another amendment to the law was made. Under this amendment, real growth of government expenditures will not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target (50%) and current debt-to-GDP ratio. The increase in expenditure resulting from the new rule allows a consistent increase in expenditure per capita.

Nonetheless, the new expenditure ceiling will continue to be subject to the declining budget deficit target set at 1.5% of GDP from 2019 and onwards. If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced accordingly, or government revenues increased. The Expenditure Law sets an expenditure ceiling that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy.

Absent approval by the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.

For each year from 2009 through 2014, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 4.8%, 3.5%, 3.1%, 3.9%, 3.2% and 2.8% respectively. In 2009,3 the deficit was 5.1%, approximately 0.9% lower than the target. In 2010, the deficit was 3.8%, approximately 1.7% lower than the target. In 2011, the deficit was 3.3%, approximately 0.3% above the target. In 2012, the deficit was 4.2%, approximately 2.2% above the target. The deviation from the deficit target in 2012 was mainly due to lower than expected revenues as well as a small increase in overall expenditure above the budget forecast (approximately 1% above forecast). In 2013, the deficit was 3.2%, approximately 1.1% lower than the target, with the deviation from the deficit target being attributable to two factors: higher than expected revenues (approximately 0.5% above forecast) and lower than planned expenditures (approximately 0.6% above forecast). In 2014 the deficit was 2.8%, approximately 0.2% lower than the target; the deviation is attributable mostly to a higher than expected growth rate in 2014, despite Operation Protective Edge in July and August 2014.

[3]	The 2008 United Nations System of National Accounts, or SNA2008, is the method used for the measuring of GDP. The SNA method was adopted by the Central Bureau of Statistics in 2013. The 1993 version of the United Nations Systems of National Accounts, or SNA1993, was assumed in deficit targets until 2014. SNA2008 is assumed in all actual deficits noted herein. Inconsistencies may exist due to the differences between SNA2008 and SNA1993.

The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 30 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to National Insurance Institute.

Table No. 30

The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)

	Actual 2010	Actual 2011	Actual 2012	Actual 2013	Actual 2014
Surplus (Deficit) to be Financed	-23,982	-23,138	-33,965	-28,536	-25,458
Surplus (Deficit) Excluding Net Credit	-30,156	-28,657	-38,981	-33,546	-29,925
Adjustments needed to cash basis	733	-1,327	1,594	1,539	192
Revenues Excluding Principle	222,447	240,311	247,181	269,556	283,583
Total tax revenue excl. VAT on Security imports	195,165	211,513	218,090	240,576	254,618
Income and Purchase tax	93,280	103,304	107,218	120,167	125,122
Customs and VAT excl. VAT on Defense imports	96,737	102,979	105,424	114,475	123,478
Fees	5,148	5,230	5,448	5,934	6,018
VAT on Defense imports	1,030	1,133	1,190	1,383	1,487
Interest and principal collections	2,083	1,934	1,704	1,475	1,272
Loans from the Social Security	11,750	14,000	13,950	14,150	14,500
Grants	9,095	8,227	8,872	8,328	8,524
Other Revenues	3,325	3,503	3,376	3,645	3,183
Expenditures excluding credit	253,335	267,641	287,756	304,641	313,700
Ministries excluding credit	210,800	222,872	240,107	256,382	264,092
Government administration	35,829	36,870	40,488	43,633	45,075
Social services	97,717	104,674	112,886	120,060	123,964
Economic services	16,419	19,748	20,375	26,010	23,836
Defense	58,352	59,038	62,418	64,562	68,464
Other	2,483	2,542	3,939	2,117	2,753
Interest and principal payments, National Insurance Institute(1)	42,535	44,769	47,650	48,259	49,608
Net Credit	6,174	5,519	5,016	5,010	4,467
Total Income	6,825	5,911	5,573	5,271	4,904
Total Expenditure	652	392	557	261	437
Total financing	15,216	18,797	36,940	36,134	19,884
Net Foreign Loans	-669	18	-1,599	428	853
Foreign Borrowings	12,162	5,300	11,468	12,262	11,659
Foreign Loan Repayments	12,830	5,281	13,067	11,834	10,806
Net Domestic Loans	11,130	12,249	37,730	34,480	17,498
Domestic Borrowings	70,107	86,685	113,314	107,205	95,167
Domestic Loan Repayments	58,977	74,436	75,585	72,725	77,669
Net capital income	4,754	6,529	809	1,226	1,533
Cash Balance of the Government (at the end of period)(2)
Deposits in NIS	10,162	8,272	7,944	14,156	3,378
Deposits in foreign currency	2,526	2,988	7,292	7,520	18,149
Total	12,688	11,260	15,236	21,676	21,527

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Cash balances do not include social security reserves.

Sources:  Ministry of Finance and Bank of Israel.

Socioeconomic Policy

In June 2011, a number of small protests began over issues relating to living standards, initially in response to the rising prices of Israeli staple food items such as cottage cheese, and quickly spreading to a variety of related issues, such as the decline in doctors’ wages, which lead to a national doctors’ strike. During the summer of 2011, numerous large scale protests ensued over housing and food costs, government services and the cost of living for the middle class. These large-scale protests enjoyed widespread social backing and culminated in the largest demonstration in the country’s history, with over 400,000 participants. Protest marches in Tel Aviv were followed by the creation of a tent encampment along the popular Rothschild Boulevard, a trend that spread to other cities in Israel. To address the protestors’ grievances, in August 2011, the Prime Minister appointed the Trajtenberg Committee to examine Israel’s socioeconomic issues and propose measures to improve living standards. The Trajtenberg Committee published its recommendations in September 2011. The Trajtenberg Committee’s recommendations are consistent with the Government’s goal of maintaining fiscally prudent policies, as spending increases are offset by additional revenue-raising measures. The main recommendations of the committee are divided into the four categories below:

1.	Tax policy
•	Cancelling the direct tax reduction scheme (individual and corporate)
•	Raising the maximum marginal tax rate from 44% to 48%
•	Lowering income taxes from 23% to 21% for incomes between NIS 8,000 – 14,000 per month
•	Raising the corporate tax rate from 23% to 25%
•	Raising the capital gains tax from 20% to 25%
•	Reducing the duty free cigarette allowance
•	Introducing a tax allowance for fathers
•	Cancelling the increase in fuel taxes
2.	Cost of living and competitive markets
•	Advancing competitiveness and efficiency in government regulation, antitrust enforcement, the banking sector, transportation, seaports, cement, fuel stations, and liquefied petroleum gas
•	Reducing customs duties and standardization of non-tariff barriers on imports
3.	Social services
•	Reducing the burden of education costs, including through providing publicly subsidized education from the age of three, day care centers, and afternoon educational programs
•	Improving public transport service and accessibility
•	Raising the labor participation rate
4.	Housing and real-estate
•	Increasing construction of new dwellings
•	Encouraging urban renewal and acceleration of planning
•	Promoting platforms of affordable housing, such as long term rent, small apartments and introducing criteria for entitlement
•	Increasing rent assistance significantly, as an alternative to inefficient public housing

Since October 2011, many of the above recommendations have been adopted by the Government, with the majority of the recommendations regarding tax policy and competitive markets having been introduced into law in December 2011.

In the Government’s economic plan for 2011 and 2012, the two main objectives of socioeconomic policy consisted of increasing economic growth and reducing inequality. The main socioeconomic policy objectives underlying the 2013 – 2014 budget and the related economic plan proposal consist of (1) placing working individuals at the forefront of the Israeli economy; (2) raising the growth rate; and (3) raising the participation rate in the labor market and reducing social gaps. Although not finalized, the policy proposed by the Ministry of Finance is expected to include measures to: (1) increase competition within sectors and to reduce the cost of living; (2) stop the upsurge in housing prices by increasing supply through proposed plans such as the evacuation of military bases for housing purposes, urban renewal, support for industrialization of construction, and agreements with local authorities for large housing developments, and by reducing demand through proposed plans such as an increase in purchase taxes; and (3) further promote the integration of weaker populations in the economy.

Taxation and Tax Revenues

In 2014, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 31.2% of GDP, compared to 30.6% in 2013, 29.7% in 2012 and 30.9% in 2011. Israel maintains a progressive personal income tax system with a top rate of 50%, supplemented (up to a ceiling) by an 18.75% health and social security tax (including employer contribution) and a 26.5% corporate tax rate, as of December 31, 2014. Indirect taxes consist primarily of an 18% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel, and cigarettes.

As part of the Government’s policy to integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries which have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Mexico and the MERCOSUR countries, which lowered customs duties on imports from such countries. In 1995, Israel and the United States ratified a double taxation treaty which remains effective. This treaty governs the income taxation of residents of the United States and Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest and royalties that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011, and the top personal income tax rate from 50% in 2003 to 45% in 2011. In 2012, this policy was reversed in order to increase revenues: The corporate tax rate was increased to 25% (and further increased to 26.5% in January 2014), and the top personal income tax rate increased to 48%, with an additional 2% surtax on high income that includes income tax and tax on capital income that exceeds NIS 800,000 per year.

Israel does not have local taxes on the income of individuals or corporations, nor does it have excess-profits or alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis, as well as by a turnover tax which varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.

Table No. 31

General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)

	Actual 2011	Actual 2012	Actual 2013	Actual 2014	Forecast 2015
Central Government	211.5	218.1	240.6	254.6	261.8
Social Security	48.8	50.3	53.4	56.1	58.7
Local Authorities and others	25.0	26.2	27.0	28.3	29.5
Total	285.3	294.6	321.0	339.0	350.0
Total (in % of GDP)	30.9	29.7	30.6	31.2	30.8

(1)	Including social security contributions, local authorities’ taxes and VAT on defense imports.

Source:  Ministry of Finance.

Government Budget Proposal for 2015 – 2016

On October 8, 2014, the Government approved the budget and economic plan proposal for 2015. The budget proposal included several measures to increase fiscal stability: subjecting the National Jewish Fund to the Budget Foundations law, streamlining government offices, reducing tax loopholes and issuing shares of Government Companies. On November 11, 2014, the 2015 budget proposal was approved in first reading by the Knesset, but the budget did not pass into law following the decision made by the Knesset to dissolve itself and hold early elections in March 2015. The budget for 2015 has not yet been approved by the new Government or new Knesset. The budget for the years 2015 and 2016 is expected to be a biennial budget and a bill to allow the budgets to be one biennial budget is currently in the approval process. The Government is expected to approve a biennial budget for 2015 – 2016 by the end of July 2015 and pass it into law by November 19, 2015.

Because the budget has not yet been approved for 2015 – 2016, the Government has been operating on the basis of the 2013 – 2014 budget since the beginning of 2015. Each month, the Government is allowed to operate within a budget of no more than one-twelfth of the 2013 – 2014 budget (in real terms). The monthly budget is first used for legally-binding obligations such as wages and bills, and then on critical issues and ministries’ ongoing operations. This budgetary system helps the Government to have maximum possible budgetary flexibility in decisions regarding the implementation of new policies and projects.

The 2013 – 2014 budget included several measures to increase fiscal stability. Due to fiscal weakening in Israel, the budget included a series of steps for restoring fiscal health, including reducing the budget deficit to 3% of GDP in 2014 and adjusting Government commitments to the expenditure ceiling as provided by law. The budget also included significant measures to improve taxation revenue, including tax rate increases with respect to the corporate tax, personal income tax (this increase was cancelled in the end of 2013 due to lower than expected deficit), taxation on real estate and luxury items. The budget and economic plan also included a variety of reforms aimed at dealing with the challenges facing the Israeli economy and society. Additional reforms were endorsed independently of the budget process.

In accordance with the major objectives of the 2013 – 2014 budget and economic plan proposal, the three primary goals for the economy were as follows: (1) implementing a responsible fiscal policy that strengthens the stability of the economy; (2) increasing per capita growth, expanding employment and improving the productivity of the economy; and (3) increasing competitiveness, reducing the cost of living and improving the efficiency of the public sector.

Local Authorities4

Local authorities in Israel include 76 municipalities, 125 local councils, 54 regional councils, and two industrial councils. The local authorities are obligated by law to provide a number of basic social services.

[4]	Local authority data presented herein are as of December 31, 2013, the most recent date as of which such data is available.

Local authorities generally finance the provision of such services through local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2013, the total outstanding debt of the local authorities was approximately NIS 14 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains the power to approve changes in the levels of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2013 was approximately NIS 4.2 billion. Government transfers to local authorities in 2013 totaled approximately NIS 19.6 billion.

Social Security System

National Insurance Law.  Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NIOI), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2013, total expenditures by NIOI were NIS 69.3 billion, as compared with NIS 66.8 billion in 2012 (these expenditures include payments made to NIOI from non-contributory benefits). NIOI funds its expenditures using the proceeds of social security taxes paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees; transfer payments from the Government pursuant to the National Insurance Law; and interest income on deposits deriving from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2013, the Government’s transfer payments to NIOI totaled NIS 21.2 billion and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 8.85 billion. In 2014, the Government’s transfer payments to NIOI totaled NIS 19.8 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 9.5 billion. The estimated aggregate amount of Government transfer payments to NIOI in the proposed 2015 budget was NIS 30.2 billion, compared to an actual total Government transfer of NIS 29.3 billion in 2014.

Healthcare.  Israel has an advanced medical system, with four public health insurance organizations (also known as healthcare funds) and a ratio of one doctor for approximately every 300 people. A healthcare tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds a portion of the healthcare system, with the remainder funded by the Government. In 1995, the Government enacted legislation in order to enhance efficiency in the healthcare market. The law expanded the flexibility, authority and responsibility of the healthcare funds and provided them with incentives to make their services more efficient. The law also promoted the reduction of systematic redundancies and the introduction of bookkeeping arrangements among the healthcare funds.

A significant share of the suppliers in the healthcare market is still Government-owned, including half of the general hospital system.

In 2009, the Government enacted legislation transferring the responsibility for healthcare cases involving traffic accidents from private mandatory insurance to the health insurance organizations. In 2010, the Government improved the allocation of the healthcare budget between health insurance organizations, reducing the risk of adverse selection of patients and providing an incentive for health insurance organizations to develop more services in periphery areas. In addition, dental care for children was added to the national healthcare services in order to enhance dental health and decrease the share of private health expenditures in total expenditures on health. In 2011, the major employers and the Israeli Medical Association signed a new collective agreement. In the agreement, the Medical Association approved the introduction of an electronic attendance system, differential salaries and grants incentivizing physicians to work in peripheral areas as well as an increase in the number of experts working in hospitals during evening hours.

In 2012, the Government decided to transfer responsibility for mental health services to the healthcare funds, starting July 2015. The Government further decided to fund and assist the development of psychiatric ambulatory facilities by the healthcare funds in order to insure proper facilities for the transfer of responsibility in 2015. The deployment of the new facilities commenced in early 2013. The OECD published in 2012 a review of the quality of the Israeli healthcare system, highlighting its high performance with regard to the quality and accessibility of healthcare services, management of chronic diseases and cost containment, while pointing out weaknesses in the quality of hospital services. Israel has also received high ratings in health outcomes in the OECD Indicators. The public healthcare expenditures in 2014 were NIS 49 billion and included government administration, hospitals and research, public clinics and preventative medicine expenditures, among others. National expenditures on health has increased in recent years from 7.3% in 2010 to 7.6% in 2013, primarily due to the expansion of private expenditures which grew from 2.6% of the GDP in 2010 to 3% in 2013. Public expenditures remained constant at 4.5% of GDP.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2014, Government obligations under the recovery plan stood at NIS 115.5 billion over the next 30 years. In 2014, the Government transferred NIS 3.2 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated government bonds.

As of December 31, 2014, long-term investments totaled NIS 922.6 billion, of which NIS 187.9 billion was invested in new pension funds, NIS 240.0 billion was invested in old pension funds, NIS 306.1 billion was invested in life insurance policies and NIS 188.6 billion in provident funds.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the consolidated local currency and foreign currency debt of the public sector. The public debt as of December 31, 2014 was NIS 729.5 billion, out of which NIS 715.8 billion was central government debt. The definition of net public debt was revised in 2011 to exclude the holdings and debt issuances of the Bank of Israel. Therefore, both the foreign currency reserves, held and managed by the Bank of Israel, and the Bank of Israel’s short-term bills are no longer included in net public debt statistics. Net public debt as of December 31, 2014 was NIS 689.3 billion (63.4% of GDP), comprising NIS 578.3 billion in local currency debt and NIS 110.99 billion in foreign currency debt. In 2013, the net public debt stood at NIS 657.7 billion (62.7% of GDP). The main factors that contributed to the increase in net public debt in 2014 were the depreciation of the NIS versus the U.S. Dollar and the government deficit (2.8%). In 2004, following four years of increases, the ratio of net public debt-to-GDP declined until 2009 when the ratio increased temporarily, then continued to decline through 2013, with the 2013 having the lowest ratio in the past three decades.

Table No. 32

Government & Public Debt
(In Billions of NIS at End of Year Prices)

	Year
	2010	2011	2012	2013	2014
Central Government	608.2	633.0	666.8	696.3	715.8
(As percent of GDP)	(69.8%)	(68.5%)	(67.2%)	(66.4%)	(65.9%)
Other Public Agencies(1)	12.3	12.3	12.9	12.9	13.7
(As percent of GDP)	(1.5%)	(1.4%)	(1.3%)	(1.2%)	(1.2%)
Total	620.5	645.3	679.7	709.2	729.5
(As percent of GDP)	(71.3%)	(69.9%)	(68.5%)	(67.6%)	(67.1%)

(1)	Including the debt of the local authorities, except the local authorities’ debt to the central Government.

Source:  Bank of Israel; Ministry of Finance.

Table No. 33

Net Public Debt(1)
(In Billions of NIS at Current Prices)

	Year
	2010	2011	2012	2013	2014
Local Currency(2)	458.9	482.6	519.9	557.3	578.3
Foreign Currency(3)(4)	103.5	109.8	105.1	100.4	111.0
Total	562.4	592.4	625.1	657.7	689.3

(1)	Net public debt includes the debt of the local authorities, except the local authorities’ debt to the central Government.
(2)	In 2014, domestic net public debt increased in real terms (at end-of-year 2013 constant prices) by 3.77%, to NIS 579.42 billion.
(3)	External public debt equals the Government’s foreign currency liabilities.
(4)	Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and includes residents’ holdings of foreign currency-denominated Government bonds issued in the global market.

Source:  Bank of Israel.

Table No. 34

Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)

	Year
	2010	2011	2012	2013	2014
Local Currency	52.7%	52.2%	52.4%	53.1%	53.2%
Foreign Currency(1)	11.9%	11.9%	10.6%	9.6%	10.2%
Total	64.6%	64.1%	63.0%	62.7%	63.4%

(1)	Foreign currency public debt equals the Government’s foreign-currency denominated liabilities.

Source:  Bank of Israel; Central Bureau of Statistics.

Central Government Debt

Central government debt increased in 2014 by 2.8% to NIS 715.8 billion, compared to NIS 696.3 billion in 2013. The majority of the nominal increase in government debt was due to positive net funding and 12% depreciation of the NIS against the USD. In contrast, a slight decrease in the CPI contributed to lower government debt.

As indicated in Table 35 below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 35

Central Government Debt
(In Billions of NIS)

Segment	Description	2010	2011	2012	2013	2014
Tradable Local Currency Debt	Floating Rate	42.7	31.6	33.8	38.9	43.3
	Fixed Rate	170.4	191.4	207.7	213.4	209.6
	CPI Linked	145.4	155.4	170.1	180.7	176.7
	Total	358.5	378.4	411.6	433.1	429.6
Non-Tradable Local Currency Debt(1)	Pension	97.0	94.0	96.6	109.3	124.4
	Insurance	38.6	40.7	42.8	45.8	47.6
	Other	8.4	8.5	8.4	8.2	8.1
	Total	144.0	143.2	147.8	163.3	180.1
Foreign Currency Debt	Israel Bonds	27.7	28.3	24.5	19.3	18.6
	Sovereign bonds	27.0	30.7	33.4	36.5	43.3
	Other (including loan facilities)	6.6	6.3	6.1	5.3	3.9
	Bonds guaranteed by the USA	44.4	46.0	43.4	38.8	40.3
	Total	105.7	111.4	107.4	99.9	106.1
Total Government Debt		608.2	633.0	666.8	696.3	715.8

(1)	All non-tradable local currency debt is CPI-linked.

Source:  Ministry of Finance.

Debt-to-GDP Ratio

The debt-to-GDP ratio is a key indicator in determining the credit rating and financial stability of the State. In 2014, the public debt-to-GDP ratio continued its downward trajectory, ending the year at 67.1%, a 0.5% decrease from 2013.

Table No. 36

Debt-to-GDP Ratio
(In Percentages)

	2010	2011	2012	2013	2014
Total gross government debt as percent of GDP	69.8%	68.5%	67.2%	66.4%	65.9%
Total gross public debt as percent of GDP	71.3%	69.9%	68.5%	67.6%	67.1%

Source:  Bank of Israel; Ministry of Finance; Central Bureau of Statistics.

Maturity of Debt

The average time to maturity (ATM) of central government debt was 7.4 years at the end of 2014, compared to 7.1 years at the end of 2013. This increase represents a continuing trend of increasing the ATM of central government debt in recent years.

Table No. 37

Maturity of Debt — Average Time to Maturity
(In Years)

	2010	2011	2012	2013	2014
Domestic Debt	6.1	6.3	6.7	7.0	7.4
Foreign Debt	6.9	6.3	6.2	7.2	7.1
Total Debt	6.3	6.3	6.6	7.1	7.4

Source:  Ministry of Finance.

Domestic Government Debt

Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2014, domestic government debt stood at NIS 609.7 billion, out of which NIS 429.6 billion were tradable debt, compared to NIS 180.1 billion in non-tradable debt. This reflects a 2.2% increase in total domestic government debt compared to 2013.

External Government Debt

As of December 31, 2014, the Government’s external debt stood at NIS 106.1 billion (approximately $27.3 billion).

Table No. 38

Composition of External Government Debt
(In Billions of USD)

	2010	2011	2012	2013	2014
U.S. Loan Guarantees	12.5	12.0	11.6	11.2	10.4
Sovereign Issuances	7.6	8.0	8.9	10.5	11.1
Israel Bond Organization	7.8	7.4	6.6	5.6	4.8
Other	1.9	1.6	1.6	1.5	1.0
Total External Debt	29.8	29.0	28.7	28.8	27.3

Source:  Ministry of Finance.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as: gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2014, the domestic net public debt was NIS 578.3 billion, as compared with NIS 557.3 billion in 2013. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of non-transferable debt as a portion of the total domestic debt have decreased, mainly due to the reduction of pension fund-designated bond issuances (see “Public Finance — Pension Funds,” above).

In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2014, the CPI-linked component in the overall domestic transferable debt decreased from 81% to 41%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 30 at the end of 2014 and the average series size increased, from NIS 0.7 billion to NIS 13.4 billion over the same period.

Table No. 39

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2010	2011	2012	2013	2014
Total Issuances
Tradable	61.2	78.5	97	82	64
Non-Tradable	8.9	8.2	16	25	31
Total	70.1	86.7	113	107	95

Source:  Ministry of Finance.

External Public Debt

Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.

The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.

Table No. 40

Net External Debt
(In Billions of USD)

	2010	2011	2012	2013	2014
Net External Debt	-56.3	-60.8	-67.5	-81.8	-99.5
As percent of GDP	-23.0%	-25.1%	-25.4%	-27.1%	-35.6%

Source:  Bank of Israel; Central Bureau of Statistics.

The Government is the principal borrower of external public debt. In 2014, the public sector’s share of gross external debt amounted to 31.3%, compared to 29.3% in 2013, 31.0% in 2012, 33.1% in 2011 and 35.9% in 2010. The share of the public sector gross external debt as a percentage of the total government debt amounted to 16.1% in 2014, compared to 14.5% in 2013, 17.4% in 2012, 21.4% in 2011 and 23.0% in 2010 (in each case, at year-end).

Total public sector external debt in 2014 amounted to $30.1, compared to $29.6 billion in 2013, $31.6 billion in 2012, $36.2 billion in 2011 and $40.2 billion in 2010. The total public sector external assets for the aforementioned years, starting with 2014, amounted to $88.8 billion, $83.4 billion, $76.3 billion, $75.3 billion and $71.4 billion, respectively.

The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector. The net external debt levels in recent years represent a sharp decrease from a peak of 55% in 1985.

Table No. 41

Public Sector External Debt
(In Billions of USD)

	2010	2011	2012	2013	2014
External Public Debt	40.2	36.2	31.6	29.6	30.1
Public Sector External Assets	71.4	75.3	76.3	83.4	88.8
Net External Public Debt (as percent of GDP)	-31.2 (-12.7%)	-39.1 (-16.2%)	-44.7 (-16.8%)	-53.8 (-17.8%)	-58.7 (-21.0%)

Source:  Bank of Israel; Central Bureau of Statistics.

Government External Debt

As of December 31, 2014, approximately 79% of Israel’s governmental external debt was denominated in USD, 19% in Euro and 2% in other currencies. Over the last decade, Israel has made a major shift away from its classic external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public Sovereign issuances.

Nonetheless, Israel Bonds remains a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2014, the outstanding balance of bonds and notes issued through Israel Bonds was $4.8 billion, representing approximately 17% of Israel’s governmental external debt. In 2014, the total funds raised through Israel Bonds amounted to $1.35 billion, a 3% decrease from the $1.39 billion raised in 2013.

Table No. 42

Total Funds Raised by Israel Bonds
(In Billions of USD)

	2010	2011	2012	2013	2014
Funds raised	1.255	1.06	1.22	1.39	1.35

Source:  Ministry of Finance.

Israel maintains a close economic, diplomatic, and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987.

In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program an additional year. In the years 2005, 2006 and 2012 the United States approved Israel’s request to extend the $9 billion program which, as of the last extension, is currently set to expire on September 30, 2015 with all unused guarantee amounts available for use until September 30, 2016. Israel has not issued any notes under the $9 billion loan guarantee program since November 2004, and $3.8 billion in U.S. loan guarantees (subject to the reductions described below) remains available. The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines as inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.

During 2014, the Government borrowed a total of approximately $3.4 billion in foreign currency debt, with €1.5 billion through a Euro Bond offering and $1.35 billion through Israel Bonds. Between January and April 30, 2015, the Government raised $454.5 million in bond sales through Israel Bonds.

Derivatives and Hedging Transactions

Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2014, the total debt denominated in foreign currency amounted to NIS 106.1 billion, which comprised 14.8% of total government debt. In addition, the mix of foreign currency debt is characterized by the dominance of USD-denominated debt. As of December 31, 2014, 79% of foreign currency debt was USD-denominated, 19% was denominated in Euro and the remainder was in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and EUR-USD transactions enable diversification of such exposure. As of December 31, 2014, the composition of Israel’s hedged debt portfolio was as follows: 70% USD, 20% Euro, 8% NIS and 2% in other currencies.

Table No. 43

Foreign and Local Currency Debt
(In Billions of NIS Except for Percentages)

	As of December 31, 2014		As of December 31, 2013
	Amount	Percentage	Amount	Percentage
Foreign Currency Debt	106.1	15%	99.9	14%
Tradable Local Currency Debt	429.6	60%	433.1	62%
Non-Tradable Local Currency Debt	180.1	25%	163.3	24%
Total	715.8	100%	696.3	100%

Source:  Ministry of Finance.

Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). ISDA regulates the legal processes for the transfer of guarantees. In accordance with ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.

As of December 31, 2014, Israel’s stock of swap transactions amounted to $2.8 billion, of which EUR-USD transactions amounted to $0.3 billion. USD-NIS transactions amounted to $2.4 billion, and USD-CPI linked NIS transactions amounted to $0.15 billion. As of December 31, 2014, the mark-to-market value of all transactions stood at $144 million.

Change in Credit Rating

During 2014, the only change in Israel’s foreign currency credit rating came from Fitch Ratings, which revised Israel’s Long-Term Foreign-Currency IDR to Stable, from Positive, while affirming Israel’s rating. Both S&P’s and Moody’s Investor Services’ ratings remained unchanged.

Table No. 44

Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)

	2010	2011	2012	2013	2014
Public sector external debt(1)
Foreign governments and international institutions	2,602	2,450	2,415	2,313	2,035
Negotiable bonds guaranteed by the U.S. government	12,495	12,209	11,721	11,314	10,681
Negotiable bonds – unguaranteed	17,117	13,778	10,474	9,687	12,414
State of Israel bonds	7,658	7,421	6,804	6,118	4,830
Other	284	331	198	202	163
Total	40,156	36,189	31,612	29,634	30,123
Total public sector external assets	71,362	75,314	76,323	83,434	88,844
Net public sector external debt	-31,206	-39,125	-44,711	-53,800	-58,721

(1)	Includes accrued interest.

Source:  Ministry of Finance and Bank of Israel calculations.

Table No. 45

Forward Amortization of External Debt — Principal Payments
(In Millions of USD)(1)

	2015	2016	2017	2018	2019	2020 onwards
Public sector	4,209	2,377	1,383	1,006	1,690	15,032
Foreign governments and international institutions	137	92	84	72	51	1,590
Negotiable bonds guaranteed by the U.S. government	234	222	210	201	192	4,922
Negotiable bonds – unguaranteed	2,003	866	435	435	1,081	7,601
State of Israel bonds	1,822	1,187	643	288	356	808
Other	12	10	10	10	10	111
Private sector	3,732	5,448	6,135	6,980	4,416	4,746
Financial loans	2,034	2,713	3,391	3,391	2,034	0
Bonds	128	643	128	972	812	4,746
Equity-holders’ loans	1,570	2,093	2,617	2,617	1,570	0
Total direct credit external liabilities (Debt Instruments)	7,941	7,825	7,517	7,985	6,106	19,777

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data. The data do not include accrued interest.

Source:  Ministry of Finance and Bank of Israel calculations.

Table No. 46

Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)

	2015	2016	2017	2018	2019	2020 onwards
Public sector	1,335	1,222	1,151	1,133	1,108	6,429
Foreign governments and international institutions	14	12	9	7	5	20
Negotiable bonds guaranteed by the U.S. government	883	896	907	917	925	5,399
Negotiable bonds – unguaranteed	204	191	167	167	150	897
State of Israel bonds	228	119	63	38	22	91
Other	6	6	5	5	4	22
Private sector	605	552	494	441	326	1,949
Financial loans	164	139	107	66	25	0
Bonds	393	372	357	356	294	1,949
Equity-holders’ loans	48	41	31	19	7	0
Total direct credit external liabilities (Debt Instruments)	1,940	1,774	1,645	1,574	1,434	8,378

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data.

Source:  Ministry of Finance and Bank of Israel calculations.

Table No. 47

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2014)

MM $	USD	CAD	EURO	GBP	CHF	Total
State of Israel bonds	4,357	409	8	3	—	4,777
Loans from foreign Governments	452	—	552	—	2	1,006
Tradable bonds guaranteed by the U.S. Governments	10,368	—	—	—	—	10,368
Sovereign bonds – unguaranteed	6,298	—	4,677	158	—	11,133
Total	21,475	409	5,237	161	2	27,284

Source:  Ministry of Finance.

Table No. 48

Outstanding Public Sector External Debt
(In Millions of Dollars, as of Year-End)

	2010	2011	2012	2013	2014
Public sector external debt(1)
Foreign governments and international institutions	2,602	2,450	2,415	2,313	2,036
Negotiable bonds guaranteed by the U.S. government	12,495	11,606	10,840	11,314	11,066
Negotiable bonds – unguaranteed	17,117	13,778	10,554	9,687	12,421
State of Israel bonds	7,797	7,918	7,243	6,246	5,586
Other	284	331	198	202	163
Total	40,295	36,083	31,250	29,762	31,272
Total public sector external assets	71,362	75,314	76,323	83,434	88,844
Net public sector external debt	-31,067	-39,231	-45,072	-53,672	-57,572

(1)	Includes accrued interest.

Source:  Accountant General’s Office, Ministry of Finance.

Table No. 49

Forward Amortization of Public and Private Sector External Debt — Principal Payments
(In Millions of Dollars)(1)

	2015	2016	2017	2018	2019	2020 onwards
Public sector	4,209	2,377	1,383	1,006	1,690	15,032
Foreign governments and international institutions	137	92	84	72	51	1,590
Negotiable bonds guaranteed by the U.S. government	234	222	210	201	192	4,922
Negotiable bonds – unguaranteed	2,003	866	435	435	1,081	7,601
State of Israel bonds	1,822	1,187	643	288	356	808
Other	12	10	10	10	10	111
Private sector	3,732	5,448	6,135	6,980	4,416	4,746
Financial loans	2,034	2,713	3,391	3,391	2,034
Bonds	128	643	128	972	812	4,746
Equity-holders’ loans	1,570	2,093	2,617	2,617	1,570
Total direct credit external liabilities (Debt Instruments)	7,941	7,825	7,517	7,985	6,106	19,777

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data. Data does not include accrued interest.

Table No. 50

Forward Amortization of Public and Private Sector External Debt — Interest Payments
(In Millions of Dollars)(1)

	2015	2016	2017	2018	2019	2020 onwards
Public sector	1,335	1,222	1,151	1,133	1,108	6,429
Foreign governments and international institutions	14	12	9	7	5	20
Negotiable bonds guaranteed by the U.S. government	883	896	907	917	925	5,399
Negotiable bonds – unguaranteed	204	191	167	167	150	897
State of Israel bonds	228	119	63	38	22	91
Other	6	6	5	5	4	22
Private sector	605	552	494	441	326	1,949
Financial loans	164	139	107	66	25
Bonds	393	372	357	356	294	1,949
Equity-holders’ loans	48	41	31	19	7
Total direct credit external liabilities (Debt Instruments)	1,940	1,774	1,645	1,574	1,434	8,378

(1)	Based on the debt balance as of the end of the period preceding the forecasted payments.

Source:  Accountant General’s Office, Ministry of Finance.

State Guarantees

In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year. Government guarantees fall into three groupings:

(i) guarantees to support economic activities, including encouragement of capital investment and lending to small and medium sized enterprises;

(ii) special guarantees to support government-controlled entities, including entities in the infrastructure sectors such as IEC, or to support other enterprises or activities on a case-by-case basis; and

(ii) guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A — The Israel Foreign Trade Risks Insurance Corporation Ltd., a government-controlled company, or through two private export insurance companies.

The guarantees, as well as fees and other receipts associated with them, are included in the national accounts. As of December 31, 2014, approximately $3.5 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third-parties’ indebtedness by category.

Table No. 51

State Guarantees
(In Millions of NIS)

	As of December 31, 2013		As of December 31, 2014
Category	Grouping(1)	Exposure	Effective Limit of the Program	Exposure
International Trade	(iii)	6,346	11,733	7,282
Israel Electric Corporation Ltd.	(ii)	8,221	6,159	6,159
Pension	(i)	27	12	12
Small- and Medium-Sized Business Funds	(i)	334	476	254
Total	—	14,928	18,380	13,707

(1)	Refers to groupings (i), (ii) and (iii) described in the first paragraph under “State Guarantees” above.

Source:  Financial Report of the Ministry of Finance.

DEBT RECORD

Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.

Loans from the Government of the Federal Republic of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2014 (In Millions)
2.0	Nov. – Dec. 1989	Dec. 2019	EUR	17.4
2.0	Jan. 1991	Dec. 2020	EUR	21.4
2.0	Dec. 1991	Dec. 2021	EUR	25
2.0	Dec. 1992	Dec. 2022	EUR	28.6
2.0	Dec. 1993	Dec. 2023	EUR	41.4
2.0	Dec. 1994	Dec. 2024	EUR	25.5
2.0	Jun. 1995	Jun. 2025	EUR	37.5
2.0	Dec. 1996	Dec. 2026	EUR	27.6
2.0	Jan. 1998	Dec. 2027	EUR	16.6
2.0	Sep. 2000	Dec. 2030	EUR	3.5
2.0	Dec. 2001	Dec. 2030	EUR	8.1
2.0	Dec. 2003	Dec. 2030	EUR	1
2.0	Dec. 2004	Dec. 2030	EUR	1.6
2.0	Aug. 2005	Dec. 2030	EUR	1.6
2.0	Dec. 2006	Dec. 2030	EUR	2.7
2.0	Dec. 2007	Dec. 2030	EUR	1.4

Source:  Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2014 (In Millions)
4.15	Sep. 1997	Jun. 2015	CHF	1.6
1.15	Sep. 1997	Jun. 2015	CHF	0.5
4.69	Oct. 1998	Jun. 2015	EUR	0.1
1.69	Oct. 1998	Jun. 2015	EUR	0.1
4.157	Dec. 2009	Dec. 2029	EUR	132.2
3.571	Jan. 2012	Jan. 2032	EUR	58.9

Source:	Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2014 (In Millions)
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0
5.5	Nov. 2006	Nov. 2016	USD	1,000.0
5.125	Mar. 2009	Mar. 2019	USD	1,500.0
4.625	Mar. 2010	Mar. 2020	EUR	1,500.0
4.00	Jan. 2012	Jun. 2022	USD	1,500.0
3.15	Jan. 2013	Jun. 2023	USD	1,000
4.5 2	Jan. 2013	Jan. 2043	USD	1,000
2.875	Jan. 2014	Jan. 2024	EUR	1,500

Source:	Ministry of Finance.

STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL

18K REPORT FOR BONDS AS OF 12/31/2014

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING in Millions
DEVELOPMENT ISSUES
DEV – 7TH AMENDED	4		JAN 2000 – FEB 2006	JAN 2015 – FEB 2021	USD	41.93
DEV – 7TH AMENDED	4		JAN 2000 – FEB 2006	JAN 2015 – FEB 2021	USD	45.56
DEV INT'L – 7TH AMENDED	4		JAN 2000 – FEB 2006	JAN 2015 – FEB 2021	USD	19.07
INSTITUTIONAL ISSUES
LFRI INSTITUTIONAL PP 3RD ISSUE 3 YEARS	LIBORUSD06 – 0.30 – 1.30	C	FEB 2012 – JUN 2012	FEB 2015 – JUN 2015	USD	46.8
LFRI INSTITUTIONAL PP 3RD ISSUE 5 YEARS	LIBORUSD06 – 0.60 – 1.35	C	FEB 2012 – SEP 2012	FEB 2017 – SEP 2017	USD	9
LFRI INSTITUTIONAL PP 4TH ISSUE 3 YEARS	LIBORUSD06 – 0.75 – 0.95	C	FEB 2013 – JUN 2013	FEB 2016 – JUN 2016	USD	41
LFRI INSTITUTIONAL PP 4TH ISSUE 5 YEARS	LIBORUSD06 – 1.00 – 1.20	C	FEB 2013 – MAY 2013	FEB 2018 – MAY 2018	USD	26.5
LFRI INSTITUTIONAL PP 5TH ISSUE 3 YEARS	LIBORUSD06 – 0.85 – 1.00	C	JUN 2013 – JUL 2014	JUN 2016 – JUL 2017	USD	46.7
LFRI INSTITUTIONAL PP 5TH ISSUE 5 YEARS	LIBORUSD06 – 1.20	C	JUN 2013 –	JUN 2018 –	USD	20
LFRI INSTITUTIONAL PP 6TH ISSUE 3 YEARS	LIBORUSD06 – 0.75	C	AUG 2014 –	AUG 2017 –	USD	9
INSTITUTIONAL JUBILEE PP 2ND ISSUE 5 YEA	2.93 – 3.10		APR 2010 – MAY 2010	APR 2015 – MAY 2015	USD	16
INSTITUTIONAL JUBILEE PP 3RD ISSUE 3 YEA	1.31 – 1.93		FEB 2012 – NOV 2012	FEB 2015 – NOV 2015	USD	48.6
INSTITUTIONAL JUBILEE PP 3RD ISSUE 5 YEA	2.47 – 3.46		JAN 2011 – OCT 2012	JAN 2016 – OCT 2017	USD	34
INSTITUTIONAL JUBILEE PP 4TH ISSUE 3 YEA	1.58 – 1.71		FEB 2013 – JUN 2013	FEB 2016 – JUN 2016	USD	60
INSTITUTIONAL JUBILEE PP 4TH ISSUE 5 YEA	2.43 – 2.74		JAN 2013 – MAY 2013	JAN 2018 – MAY 2018	USD	40.2
INSTITUTIONAL JUBILEE PP 5TH ISSUE 3 YEA	1.79 – 2.10		JUN 2013 – JUL 2014	JUN 2016 – JUL 2017	USD	129.1
INSTITUTIONAL JUBILEE PP 5TH ISSUE 5 YEA	2.76 – 3.21		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	55.5
INSTITUTIONAL JUBILEE PP 6TH ISSUE 3 YEA	1.81		NOV 2014 –	NOV 2017 –	USD	10
INSTITUTIONAL JUBILEE PP 6TH ISSUE 5 YEA	2.95		AUG 2014 –	AUG 2019 –	USD	20
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 2ND ISS 3 YEARS (SAVINGS FREE)	0.79 – 1.26		JAN 2012 – OCT 2012	JAN 2015 – OCT 2015	USD	3.32
REINVESTMENT SAVINGS BOND 1ST INTERN'L D	1.5		AUG 2014 –	AUG 2017 –	USD	0.01
JUBILEE
JUBILEE – 3RD ISSUE	4.15 – 5.40		JAN 2005 – AUG 2005	JAN 2015 – AUG 2015	USD	87.65
JUBILEE – 3RD D01 AMENDED	4.55 – 5.35		AUG 2005 – MAR 2006	AUG 2015 – MAR 2016	USD	17.02
JUBILEE – 4TH ISSUE 10 YEARS	4.70 – 5.90		MAR 2006 – JAN 2007	MAR 2016 – JAN 2017	USD	45.81
JUBILEE – 5TH ISSUE 10 YEARS	4.79 – 5.50		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	USD	11.55
JUBILEE – 6TH ISSUE 5 Y CASH	1.42 – 3.00		JAN 2010 – DEC 2010	JAN 2015 – DEC 2015	USD	155.59
JUBILEE – 6TH ISSUE 10 Y CASH	2.85 – 3.80		AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	USD	28.26
JUBILEE 7TH ISSUE 2 Y CASH	0.49 – 1.19		JAN 2013 – JUN 2013	JAN 2015 – JUN 2015	USD	76.58
JUBILEE 7TH ISSUE 3 Y CASH	1.16 – 1.80		JAN 2012 – JUN 2013	JAN 2015 – JUN 2016	USD	153.33
JUBILEE 7TH ISSUE 5 Y CASH	1.92 – 3.27		JAN 2011 – JUN 2013	JAN 2016 – JUN 2018	USD	302.39
JUBILEE 7TH ISSUE 10 Y CASH	3.14 – 4.50		JAN 2011 – JUN 2013	JAN 2021 – JUN 2023	USD	344.78
JUBILEE 8TH ISSUE 2 Y CASH	1.01 – 1.35		JUN 2013 – JUL 2014	JUN 2015 – JUL 2016	USD	245.3
JUBILEE 8TH ISSUE 3 Y CASH	1.35 – 1.85		JUN 2013 – JUL 2014	JUN 2016 – JUL 2017	USD	91.09
JUBILEE 8TH ISSUE 5 Y CASH	2.40 – 3.00		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	156.36
JUBILEE 8TH ISSUE 10 Y CASH	3.80 – 4.51		JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	259.87
JUBILEE 9TH ISSUE 2 Y CASH	0.90 – 1.16		JUL 2014 – DEC 2014	JUL 2016 – DEC 2016	USD	50.79
JUBILEE 9TH ISSUE 3 Y CASH	1.47 – 1.68		JUL 2014 – DEC 2014	JUL 2017 – DEC 2017	USD	46.92
JUBILEE 9TH ISSUE 5 Y CASH	2.53 – 2.85		JUL 2014 – DEC 2014	JUL 2019 – DEC 2019	USD	78.8
JUBILEE 9TH ISSUE 10 Y CASH	3.51 – 3.90		JUL 2014 – DEC 2014	JUL 2024 – DEC 2024	USD	65.95
JUBILEE 1ST INTERNATIONAL ISSUE 2 YEARS	1.10 – 1.30		AUG 2013 – NOV 2013	AUG 2015 – NOV 2015	USD	0.33
JUBILEE 1ST INTERNATIONAL ISSUE 3 YEARS	1.60 – 1.75		JUL 2013 – OCT 2013	JUL 2016 – OCT 2016	USD	0.13
JUBILEE 1ST INTERNATIONAL ISSUE 5 YEARS	2.55 – 2.69		OCT 2013 – DEC 2013	OCT 2018 – DEC 2018	USD	0.23
JUBILEE 1ST INTERNATIONAL ISSUE 10 YEARS	3.75 – 4.51		JUN 2013 – NOV 2013	JUN 2023 – NOV 2023	USD	0.7
JUBILEE 2ND INTERNATIONAL ISSUE 2 YEARS	1.03 – 1.35		FEB 2014 – OCT 2014	FEB 2016 – OCT 2016	USD	0.93

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING in Millions
JUBILEE 2ND INTERNATIONAL ISSUE 3 YEARS	1.60 – 1.80		MAR 2014 – OCT 2014	MAR 2017 – OCT 2017	USD	0.71
JUBILEE 2ND INTERNATIONAL ISSUE 5 YEARS	2.67 – 2.92		APR 2014 – OCT 2014	APR 2019 – OCT 2019	USD	1.1
JUBILEE 2ND INTERNATIONAL ISSUE 10 YEARS	3.81 – 4.50		JAN 2014 – OCT 2014	JAN 2024 – OCT 2024	USD	1.6
JUBILEE 3RD INTERNATIONAL ISSUE 2 YEAR	0.92 – 0.94		DEC 2014 – DEC 2014	DEC 2016 –	USD	0.05
JUBILEE 3RD INTERNATIONAL ISSUE 3 YEAR	1.55		DEC 2014 –	DEC 2017 –	USD	0
JUBILEE 3RD INTERNATIONAL ISSUE 5 YEAR	2.53 – 2.85		OCT 2014 – DEC 2014	OCT 2019 – DEC 2019	USD	0.17
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEAR	3.66 – 3.67		NOV 2014 – NOV 2014	NOV 2024 –	USD	0.83
MACCABEE BONDS – 6TH ISSUE 5 YEARS	1.27 – 2.85		JAN 2010 – DEC 2010	JAN 2015 – DEC 2015	USD	21.21
MACCABEE BONDS – 7TH ISSUE 2 YEAR	0.34 – 0.94		JAN 2013 – JUN 2013	JAN 2015 – JUN 2015	USD	2.09
MACCABEE BONDS – 7TH ISSUE 3 YEAR	0.91 – 1.54		JAN 2012 – JUN 2013	JAN 2015 – JUN 2016	USD	11.59
MACCABEE BONDS – 7TH ISSUE 5 YEAR	1.72 – 3.07		JAN 2011 – JUN 2013	JAN 2016 – JUN 2018	USD	55.47
MACCABEE BONDS – 7TH ISSUE 10 YEAR	3.20 – 3.51		AUG 2012 – JUN 2013	AUG 2022 – JUN 2023	USD	10.56
MACCABEE BONDS – 8TH ISSUE 2 YEAR	0.85 – 1.15		JUN 2013 – JUL 2014	JUN 2015 – JUL 2016	USD	7.3
MACCABEE BONDS – 8TH ISSUE 3 YEAR	1.20 – 1.63		JUN 2013 – JUL 2014	JUN 2016 – JUL 2017	USD	9.84
MACCABEE BONDS – 8TH ISSUE 5 YEAR	2.15 – 2.79		JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	24.46
MACCABEE BONDS – 8TH ISSUE 10 YEAR	3.67 – 4.30		JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	23.52
MACCABEE BONDS – 9TH ISSUE 2 YEAR	0.71 – 0.96		JUL 2014 – DEC 2014	JUL 2016 – DEC 2016	USD	2.76
MACCABEE BONDS – 9TH ISSUE 3 YEAR	1.30 – 1.48		JUL 2014 – DEC 2014	JUL 2017 – DEC 2017	USD	3.73
MACCABEE BONDS – 9TH ISSUE 5 YEAR	2.38 – 2.65		JUL 2014 – DEC 2014	JUL 2019 – DEC 2019	USD	14.17
MACCABEE BONDS – 9TH ISSUE 10 YEAR	3.36 – 3.80		JUL 2014 – DEC 2014	JUL 2024 – DEC 2024	USD	8.08
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 2	1.05		AUG 2013 –	AUG 2015 –	USD	0.02
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 3	1.19 – 1.38		JUN 2013 – JUL 2013	JUN 2016 – JUL 2016	USD	0.01
MACCABEE BONDS 1ST INTERNATIONAL ISSUE 5	1.96 – 2.61		JUN 2013 – OCT 2013	JUN 2018 – OCT 2018	USD	0.02
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 2	0.83 – 1.15		APR 2014 – SEP 2014	APR 2016 – SEP 2016	USD	0.02
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 3	1.55 – 1.63		MAR 2014 – APR 2014	MAR 2017 – APR 2017	USD	0.03
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 5	2.17 – 2.75		DEC 2013 – OCT 2014	DEC 2018 – OCT 2019	USD	0.1
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 10	3.61 – 4.16		FEB 2014 – OCT 2014	FEB 2024 – OCT 2024	USD	0.13
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 2	0.75		NOV 2014 –	NOV 2016 –	USD	0.02
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 3	1.4		DEC 2014 –	DEC 2017 –	USD	0.01
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 5	2.41 – 2.45		NOV 2014 – DEC 2014	NOV 2019 – DEC 2019	USD	0.05
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 10	3.36 – 3.57		NOV 2014 – DEC 2014	NOV 2024 – DEC 2024	USD	0.01
LIBOR FLOATING RATE ISSUES
LFRI – 4TH ISSUE	LIBORUSD06 – 0.60 – 0.75	C	JAN 2005 – MAY 2005	JAN 2015 – MAY 2015	USD	62.51
LFRI – 5TH ISSUE	LIBORUSD06 – 0.20 – 0.60	C	MAY 2005 – MAR 2006	MAY 2015 – MAR 2016	USD	78.95
LFRI – 10TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.00	C	JAN 2013 –	JAN 2015 –	USD	1.1
LFRI – 11TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.60 – 0.85	C	FEB 2013 – JUN 2013	FEB 2015 – JUN 2015	USD	33.7
LFRI – 12TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.85 – 0.95	C	JUN 2013 – JUL 2014	JUN 2015 – JUL 2016	USD	144.95
LFRI – 13TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.50 – 0.75	C	JUL 2014 – DEC 2014	JUL 2016 – DEC 2016	USD	25.93
LFRI – 6TH ISSUE 10 YEARS	LIBORUSD06 – 0.10 – 0.20	C	MAR 2006 – JAN 2007	MAR 2016 – JAN 2017	USD	26.8
LFRI – 7TH ISSUE 10 YEARS	LIBORUSD06 – 0.15 – 0.10	C	JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	USD	6.36
LFRI – 8TH ISSUE 5 Y CASH	LIBORUSD06 – 0.50 – 0.65	C	JAN 2010 – MAR 2010	JAN 2015 – MAR 2015	USD	1.51
LFRI – 9TH ISSUE 5 Y CASH	LIBORUSD06 – 0.35 – 0.65	C	MAR 2010 – DEC 2010	MAR 2015 – DEC 2015	USD	20.48
LFRI – 10TH ISSUE 2 Y CASH	LIBORUSD06 – 0.30 – 0.00	C	JAN 2013 –	JAN 2015 –	USD	2.43
LFRI – 10TH ISSUE 3 Y CASH	LIBORUSD06 – 0.10 – 1.10	C	JAN 2012 – JAN 2013	JAN 2015 – JAN 2016	USD	30.81
LFRI – 10TH ISSUE 5 Y CASH	LIBORUSD06 – 0.20 – 1.15	C	JAN 2011 – JAN 2013	JAN 2016 – JAN 2018	USD	49.89
LFRI – 11TH ISSUE 2 Y CASH	LIBORUSD06 – 0.30 – 0.60	C	JAN 2013 – JUN 2013	JAN 2015 – JUN 2015	USD	20.05
LFRI – 11TH ISSUE 3 Y CASH	LIBORUSD06 – 0.10 – 0.70	C	JAN 2013 – JUN 2013	JAN 2016 – JUN 2016	USD	5.82
LFRI – 11TH ISSUE 5 Y CASH	LIBORUSD06 – 0.20 – 0.90	C	JAN 2013 – JUN 2013	JAN 2018 – JUN 2018	USD	3.52
LFRI – 12TH ISSUE 2 Y CASH	LIBORUSD06 – 0.55 – 0.70	C	JUN 2013 – JUL 2014	JUN 2015 – JUL 2016	USD	118.88
LFRI – 12TH ISSUE 3 Y CASH	LIBORUSD06 – 0.65 – 0.80	C	JUN 2013 – JUL 2014	JUN 2016 – JUL 2017	USD	16.32
LFRI – 12TH ISSUE 5 Y CASH	LIBORUSD06 – 0.90 – 1.00	C	JUN 2013 – JUL 2014	JUN 2018 – JUL 2019	USD	10.06
LFRI – 13TH ISSUE 2 Y CASH	LIBORUSD06 – 0.15 – 0.75	C	JUL 2014 – DEC 2014	JUL 2016 – DEC 2016	USD	54.88
LFRI – 13TH ISSUE 3 Y CASH	LIBORUSD06 – 0.30 – 0.65	C	JUL 2014 – DEC 2014	JUL 2017 – DEC 2017	USD	19.16
LFRI – 13TH ISSUE 5 Y CASH	LIBORUSD06 – 0.70 – 0.90	C	JUL 2014 – DEC 2014	JUL 2019 – DEC 2019	USD	2.17

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING in Millions
LFRI 1ST INTERNATIONAL ISSUE 2 YEARS CAS	LIBORUSD06 – 0.60	C	MAY 2013 –	MAY 2015 –	USD	0.38
LFRI 1ST INTERNATIONAL ISSUE 5 YEARS CAS	LIBORUSD06 – 0.90	C	DEC 2013 –	DEC 2018 –	USD	10
LFRI 2ND INTERNATIONAL ISSUE 2 YEARS CAS	LIBORUSD06 – 0.55	C	JUL 2014 –	JUL 2016 –	USD	0.04
LFRI 2ND INTERNATIONAL ISSUE 3 YEARS CAS	LIBORUSD06 – 0.70 – 0.80	C	MAR 2014 – JUN 2014	MAR 2017 – JUN 2017	USD	10.05
LFRI 2ND INTERNATIONAL ISSUE 5 YEARS CAS	LIBORUSD06 – 0.90	C	JAN 2014 –	JAN 2019 –	USD	25
LFRI 3RD INTERNATIONAL ISSUE 2 YEAR CASH	LIBORUSD06 – 0.75	C	DEC 2014 –	DEC 2016 –	USD	20
FLOATING LIBOR FINANCING 1ST INTERN'L DO	LIBORUSD06 – 0.75	C	AUG 2014 – SEP 2014	AUG 2016 – SEP 2016	USD	9
SAVINGS BONDS
MAZEL TOV 4TH ISSUE 5 YEARS	1.30 – 2.54		JAN 2011 – JUN 2013	JAN 2016 – JUN 2018	USD	35.85
MAZEL TOV – 5TH ISSUE 5 YEARS	1.83 – 2.78		JUL 2013 – JUL 2014	JUL 2018 – JUL 2019	USD	16.39
MAZEL TOV – 6TH ISSUE 5 YEARS	2.53 – 2.71		AUG 2014 – DEC 2014	AUG 2019 – DEC 2019	USD	8.92
MAZEL TOV – 1ST INTERNATIONAL ISSUE 5 YEAR	1.45 – 2.28		JUN 2013 – NOV 2013	JUN 2018 – NOV 2018	USD	0.01
MAZAL TOV SAVINGS BOND 2ND INTERNATIONAL	2.46 – 2.78		APR 2014 – OCT 2014	APR 2019 – OCT 2019	USD	0.02
MAZAL TOV SAVINGS BOND 3RD INTERNATIONAL	2.57 – 2.71		NOV 2014 – DEC 2014	NOV 2019 – DEC 2019	USD	0.01
SAVING – 1ST ISSUE 10 YEARS	4.75 – 6.05		MAR 2006 – JAN 2007	MAR 2016 – JAN 2017	USD	37.42
SAVING – 2ND ISSUE 10 YEARS	4.89 – 5.62		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	USD	13.48
SAVING MAZAL TOV – 2ND ISSUE 10 YEARS	4.71 – 5.07		FEB 2007 – JUL 2007	FEB 2017 – JUL 2017	USD	1.43
SAVING MAZAL TOV – 3RD ISSUE 5 YEARS	1.32 – 2.74		JAN 2010 – DEC 2010	JAN 2015 – DEC 2015	USD	16.16
SABRA SAVING 4TH ISSUE 3 YEARS	0.77 – 1.35		JAN 2012 – JUN 2013	JAN 2015 – JUN 2016	USD	12.05
SABRA SAVING – 5TH ISSUE 3 YEARS	1.10 – 1.58		JUN 2013 – JUL 2014	JUN 2016 – JUL 2017	USD	8.89
SABRA SAVING – 6TH ISSUE 3 YEARS	1.38 – 1.60		JUL 2014 – DEC 2014	JUL 2017 – DEC 2017	USD	8.11
SABRA SAVING – 1ST INTERNATIONAL ISSUE 3 Y	1.00 – 1.42		JUN 2013 – DEC 2013	JUN 2016 – DEC 2016	USD	0.23
SABRA SAVINGS BOND 2ND INTERNATIONAL ISS	1.26 – 1.60		JAN 2014 – OCT 2014	JAN 2017 – OCT 2017	USD	0.16
SABRA SAVINGS BOND 3RD INTERNATIONAL ISS	1.38 – 1.46		DEC 2014 – DEC 2014	DEC 2017 –	USD	0.01
EMITZVAH SAVING 4TH ISSUE 5 YEARS	1.30 – 1.76		SEP 2012 – JUN 2013	SEP 2017 – JUN 2018	USD	0.11
EMITZVAH SAVING 5TH ISSUE 5 YEARS	1.83 – 2.78		JUL 2013 – JUL 2014	JUL 2018 – JUL 2019	USD	0.17
EMITZVAH SAVING 6TH ISSUE 5 YEARS	2.53 – 2.71		AUG 2014 – DEC 2014	AUG 2019 – DEC 2019	USD	0.09
ZERO COUPON BONDS
ZERO COUPON – 8TH ISSUE	4.25 – 5.90		JAN 2005 – MAR 2006	JAN 2015 – MAR 2016	USD	181.01
STERLING BONDS
GBP MAZEL TOV 1ST ISSUE 5 YEARS	2.02 – 2.60		JUL 2010 – NOV 2010	JUL 2015 – NOV 2015	GBP	0.05
GBP MAZEL TOV 2ND ISSUE 5 YEARS	1.29 – 3.00		JAN 2011 – AUG 2012	JAN 2016 – AUG 2017	GBP	0.1
GBP MAZEL TOV 3RD ISSUE 5 YEARS	2.02 – 2.60		JUL 2013 – DEC 2013	JUL 2018 – DEC 2018	GBP	0.03
MAZAL TOV SAVINGS BONDS 4TH STERLING SE	2.66 – 3.12		JAN 2014 – OCT 2014	JAN 2019 – OCT 2019	GBP	0.06
MAZAL TOV SAVINGS BONDS 5TH STERLING SER	2.62 – 2.94		NOV 2014 – DEC 2014	NOV 2019 – DEC 2019	GBP	0.02
GBP SAVINGS 3RD ISSUE 2 YEARS	1.12 – 1.41		JUN 2013 – DEC 2013	JUN 2015 – DEC 2015	GBP	0.16
SAVINGS BONDS 4TH STERLING SERIES 2 YEA	1.53 – 1.90		FEB 2014 – AUG 2014	FEB 2016 – AUG 2016	GBP	0.21
GBP JUBILEE 3RD ISSUE 2 YEARS	1.30 – 1.51		JUN 2013 – DEC 2013	JUN 2015 – DEC 2015	GBP	0.89
JUBILEE BONDS 4TH STERLING SERIES 2 YEA	1.44 – 1.96		DEC 2013 – OCT 2014	DEC 2015 – OCT 2016	GBP	0.32
JUBILEE BONDS 5TH STERLING SERIES 2 YEAR	1.72		DEC 2014 –	DEC 2016 –	GBP	0.02
EURO BONDS
EURO SAVING – 1ST ISSUE 10 YEARS	4.35 – 4.40		OCT 2006 – JAN 2007	OCT 2016 – JAN 2017	EUR	0.04
EURO SAVING – 2ND ISSUE 10 YEARS	4.45 – 5.25		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	EUR	0.22
EURO SAVING – 6TH ISSUE 3 YEARS	0.51 – 1.82		JAN 2012 – AUG 2012	JAN 2015 – AUG 2015	EUR	4.07
SAVINGS BONDS 8TH EURO SERIES 2 YEARS	0.80 – 0.98		JUN 2014 – OCT 2014	JUN 2016 – OCT 2016	EUR	0.34
SAVINGS BONDS 8TH EURO SERIES 3 YEARS	0.92 – 1.06		APR 2014 – SEP 2014	APR 2017 – SEP 2017	EUR	0.07
SAVINGS BONDS 9TH EURO SERIES 2 YEAR	0.77		DEC 2014 –	DEC 2016 –	EUR	0.02
SAVINGS BONDS 9TH EURO SERIES 3 YEAR	0.87		DEC 2014 –	DEC 2017 –	EUR	0.06
EURO LFRI – 6TH ISSUE 3 YEARS	EURIBEUR06 – 0.10 – 1.10	B	JAN 2012 – AUG 2012	JAN 2015 – AUG 2015	EUR	3.78
FLOATING RATE BONDS 9TH EURO SERIES 2 YE	EURIBEUR06 – 0.75	B	JUN 2014 – OCT 2014	JUN 2016 – OCT 2016	EUR	0.08
FLOATING RATE BONDS 9TH EURO SERIES 3 YE	EURIBEUR06 – 0.85	B	MAR 2014 – OCT 2014	MAR 2017 – OCT 2017	EUR	0.05
FLOATING RATE BONDS 10TH EURO SERIES 3 Y	EURIBEUR06 – 0.85	B	DEC 2014 –	DEC 2017 –	EUR	0.01
EURO MAZEL TOV 1ST ISSUE 5 YEARS	1.42 – 1.93		JUL 2010 – DEC 2010	JUL 2015 – DEC 2015	EUR	0.06

ISSUE	INTEREST RATE %		ISSUE DATE	MATURITY	CURRENCY	TOTAL OUTSTANDING in Millions
EURO MAZEL TOV 2ND ISSUE 5 YEARS	1.03 – 2.95		JAN 2011 – AUG 2012	JAN 2016 – AUG 2017	EUR	0.09
MAZAL TOV SAVINGS BONDS 4TH EURO SERIES	1.41 – 1.70		APR 2014 – OCT 2014	APR 2019 – OCT 2019	EUR	0.06
MAZAL TOV SAVINGS BONDS 5TH EURO SERIES	1.38 – 1.39		NOV 2014 – DEC 2014	NOV 2019 – DEC 2019	EUR	0.01
CANADIAN ISSUES
CAN SAVING – 1ST ISSUE 10 YEARS	4.30 – 5.40		MAY 2006 – JAN 2007	MAY 2016 – JAN 2017	CAD	2.43
CAN SAVING – 2ND ISSUE 10 YEARS	4.27 – 5.27		JAN 2007 – JUL 2007	JAN 2017 – JUL 2017	CAD	1.28
CAN MAZAL TOV – 3RD ISSUE 5 YEARS	2.33 – 3.31		JAN 2010 – DEC 2010	JAN 2015 – DEC 2015	CAD	3.34
CAN MAZAL TOV – 4TH ISSUE 5 YEARS	1.86 – 3.16		JAN 2011 – JUL 2014	JAN 2016 – JUL 2019	CAD	11.88
CAN MAZAL TOV – 5TH ISSUE 5 YEARS	2.62 – 2.76		AUG 2014 – DEC 2014	AUG 2019 – DEC 2019	CAD	1.79
CAN SABRA BOND – 4TH ISSUE 3 YEARS	1.59 – 2.63		JAN 2012 – JUL 2014	JAN 2015 – JUL 2017	CAD	8.31
CAN SABRA BOND – 5TH ISSUE 3 YEAR	1.86 – 2.00		JUL 2014 – DEC 2014	JUL 2017 – DEC 2017	CAD	2.31
CFRI – 2ND ISSUE	PRIMECAD – 0.75 – 0.00	A	JAN 2003 – APR 2006	JAN 2015 – APR 2018	CAD	4
CAN ZC – 2ND ISSUE	4.85 – 5.55		JAN 2005 – MAY 2006	JAN 2015 – MAY 2016	CAD	13.83
CAN JUBILEE – 3RD ISSUE 5 YEARS	2.37 – 3.64		JAN 2010 – DEC 2010	JAN 2015 – DEC 2015	CAD	12.08
CAN JUBILEE 3RD ISSUE 10 YEARS	3.35 – 4.00		AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	CAD	1.04
CAN JUBILEE – 4TH ISSUE 2 YEARS	1.44 – 2.32		JAN 2013 – JUL 2014	JAN 2015 – JUL 2016	CAD	45.14
CAN JUBILEE – 4TH ISSUE 3 YEARS	1.93 – 2.93		JAN 2012 – JUL 2014	JAN 2015 – JUL 2017	CAD	30.46
CAN JUBILEE – 4TH ISSUE 5 YEARS	2.45 – 3.90		JAN 2011 – JUL 2014	JAN 2016 – JUL 2019	CAD	66.45
CAN JUBILEE – 4TH ISSUE 10 YEARS	3.46 – 4.61		JAN 2011 – JUL 2014	JAN 2021 – JUL 2024	CAD	188.38
CAN JUBILEE – 5TH ISSUE 2 YEARS	1.51 – 1.91		JUL 2014 – DEC 2014	JUL 2016 – DEC 2016	CAD	5.15
CAN JUBILEE – 5TH ISSUE 3 YEARS	1.87 – 2.16		JUL 2014 – DEC 2014	JUL 2017 – DEC 2017	CAD	4.58
CAN JUBILEE – 5TH ISSUE 5 YEARS	2.62 – 3.01		JUL 2014 – DEC 2014	JUL 2019 – DEC 2019	CAD	13.62
CAN JUBILEE – 5TH ISSUE 10 YEARS	3.54 – 3.84		JUL 2014 – DEC 2014	JUL 2024 – DEC 2024	CAD	16.31
CAN MACCABEE – 3RD ISSUE 5 YEARS	2.24 – 3.54		JAN 2010 – DEC 2010	JAN 2015 – DEC 2015	CAD	1.58
CAN MACCABEE 4TH ISSUE 2 YEARS	1.29 – 2.07		JAN 2013 – JUL 2014	JAN 2015 – JUL 2016	CAD	3.37
CAN MACCABEE 4TH ISSUE 3 YEARS	1.66 – 2.78		JAN 2012 – JUL 2014	JAN 2015 – JUL 2017	CAD	4.7
CAN MACCABEE 4TH ISSUE 5 YEARS	2.30 – 3.75		JAN 2011 – JUL 2014	JAN 2016 – JUL 2019	CAD	10.02
CAN MACCABEE 4TH ISSUE 10 YEARS	3.40 – 4.28		SEP 2012 – JUL 2014	SEP 2022 – JUL 2024	CAD	2.57
CAN MACCABEE 5TH ISSUE 2 YEAR	1.31 – 1.71		JUL 2014 – DEC 2014	JUL 2016 – DEC 2016	CAD	0.81
CAN MACCABEE 5TH ISSUE 3 YEAR	1.72 – 2.01		JUL 2014 – DEC 2014	JUL 2017 – DEC 2017	CAD	0.76
CAN MACCABEE 5TH ISSUE 5 YEAR	2.42 – 2.81		JUL 2014 – DEC 2014	JUL 2019 – DEC 2019	CAD	1.63
CAN MACCABEE 5TH ISSUE 10 YEAR	3.34 – 3.64		JUL 2014 – DEC 2014	JUL 2024 – DEC 2024	CAD	0.5
CAN INSTITUTIONAL JUBILEE 2ND ISSUE 5 YE	3.67		MAR 2011 –	MAR 2016 –	CAD	0
CAN INSTITUTIONAL JUBILEE 3RD ISSUE 3 YE	2.59		FEB 2014 –	FEB 2017 –	CAD	2.2
CAN INSTITUTIONAL JUBILEE 3RD ISSUE 5 YE	3.21 – 3.40		NOV 2013 – JUL 2014	NOV 2018 – JUL 2019	CAD	8.9
CAN INSTITUTIONAL JUBILEE 4TH ISSUE 5 YE	3.15		AUG 2014 –	AUG 2019 –	CAD	1

(A)	Interest rate equals Canadian Prime minus 0.75% basis points.
(B)	The Euribor rate for six months rounded upward to 1/100%.
(C)	The Libor Rate is for six-month period rounded upwards to the next 1/16%.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2014 (In Millions of NIS)
	Floating Rate Loans
1106970	Israel Government	0	09/04/2007	31/08/2017	15,372.9
	FRN
1116193		0	07/12/2009	31/05/2020	18,423.7
1127646		0	04/02/2013	30/11/2021	9,495.3
	Fixed Rate Loans
9268335	Shahar	6.5	6/02/2006	31/01/2016	11,237.5
1099456	Israel Government	6.25	11/06/2006	30/10/2026	16,574.6
	Fixed
1101575		5.5	26/02/2007	28/02/2017	17,999
1123272		5.5	04/04/2011	31/01/2022	17,849
1110907		6.0	06/10/2008	28/02/2019	18,028.2
1122019		4.25	01/10/2011	31/08/2016	16,690.
1126747		4.25	06/08/2012	31/03/2023	16,475.9
1127166		2.5	05/11/2012	31/05/2016	15,155.2
1126218		4	08/05/2012	31/01/2018	16,770.1
1125400		5.5	09/01/2012	31/01/2042	9,957.2
1114297		4.5	06/08/2009	30/01/2015	7,084.3
1115773		5.0	11/02/2009	31/01/2020	17,203.6
1130848		3.75	06/01/2014	31/03/2024	10,058.34
1131770		2.25	07/04/2014	31/05/2019	5,882.3
1132786		1.25	07/07/2014	31/10/2017	4,160.6
	Israel Government T-Bills
1132091		0	12/05/2014	30/01/2015	1,409.4
	CPI-linked Loans
9547233	Galil	CPI + 5.00	23/05/2000	30/04/2015	11,881.4
9590332		CPI + 4.00	19/08/2001	31/07/2021	20,074.3
9590431		CPI + 4.00	23/08/2004	31/07/2024	12,996.5
1097708	Israel Government CPI	CPI + 4.00	26/06/2006	31/05/2036	19,183.5
1124056		CPI + 2.75	07/06/2011	30/09/2022	16,690.9
1128081		CPI + 1.75	02/04/2013	29/09/2023	11,256.5
1130483	Israel Government CPI	CPI + 0.1	11/11/2013	31/10/2016	8,910.3
1120583		CPI + 2.75	09/06/2010	31/08/2041	17,945.5
1108927		CPI + 3.5	01/07/2008	30/04/2018	22,630.
1114750		CPI + 3.0	08/03/2009	31/10/2019	16,626.2
1125905		CPI + 1.0	05/03/2012	30/05/2017	16,056.7

(1)	Annual interest rate equals weighted average of yields to maturity of Treasury Bills (Makam) with 3 to 12 months maturity.
(2)	Annual interest rate equals yields to maturity of Treasury Bills (Makam) with 12 months maturity.

Source:  Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2014 (In Millions)
CPI-Linked Loans
Hetz	CPI + 4% – 6.2%	1967 – 2014	2014 – 2033	47,612
Meron	CPI + 5.5%	1987 – 2014	2014 – 2025	37,366.8
Arad	CPI + 4.8%	1995 – 2014	2014 – 2029	85,257.5

Source:  Ministry of Finance.

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity		Outstanding Amount on December 31, 2014 (In Millions of NIS)
Emissions and Funds(1)	2% – 6%	1984 – 2004		(2)	NIS 7,150
Compulsory Bonds	N/A	N/A	N/A		N/A

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.

Source:  Ministry of Finance.

Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2014)

Total (In Millions)
United States Dollars (USD)	1,000
Euro (EUR)	4
Canadian Dollar (CAD)	4
New Israeli Shekel (NIS)	43,300

Source:  Ministry of Finance.